      AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JUNE 9, 1998



                                                              FILE NO. 333-46595


                                                              FILE NO. 811-08667

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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            ------------------------

                                    FORM N-4

            REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933          / /


                       PRE-EFFECTIVE AMENDMENT NO. __1__                     /X/

                          POST-EFFECTIVE AMENDMENT NO.                       / /

        REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940      / /

                                 AMENDMENT NO.                               / /
                            ------------------------

                      FARM BUREAU LIFE ANNUITY ACCOUNT II
                           (Exact Name of Registrant)

                       FARM BUREAU LIFE INSURANCE COMPANY
                              (Name of Depositor)

                             5400 University Avenue
                          West Des Moines, Iowa 50266
              (Address of Depositor's Principal Executive Offices)
                  Depositor's Telephone Number: 1-800-247-4170

                            ------------------------

                           STEPHEN M. MORAIN, ESQUIRE
                             5400 University Avenue
                          West Des Moines, Iowa 50266
               (Name and Address of Agent for Service of Process)

                            ------------------------


                                    COPY TO:
                            STEPHEN E. ROTH, ESQUIRE
                        Sutherland, Asbill & Brennan LLP
                         1275 Pennsylvania Avenue, N.W.
                          Washington, D.C. 20004-2415

                            ------------------------

    APPROXIMATE DATE OF PROPOSED PUBLIC OFFERING: AS SOON AS PRACTICABLE AFTER THE EFFECTIVE DATE OF THIS REGISTRATION STATEMENT.

    SECURITIES BEING OFFERED: FLEXIBLE PREMIUM DEFERRED VARIABLE ANNUITY
CONTRACTS

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

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                             CROSS REFERENCE SHEET

                      PURSUANT TO RULES 481(a) AND 495(a)

Showing location in Part A (prospectus) and Part B (statement of additional information) of registration statement of information required by Form N-4

PART A

ITEM OF FORM N-4                                                                 PROSPECTUS CAPTION
-----------------------------------------------------  ----------------------------------------------------------------------
  1.  Cover Page.....................................  Cover Page
  2.  Definitions....................................  Definitions
  3.  Synopsis.......................................  Expense Tables; Summary
  4.  Condensed Financial Information................  Yields and Total Returns
  5.  General
      (a)  Depositor.................................  Farm Bureau Life Insurance Company, FBL Financial Group, Inc.
      (b)  Registrant................................  Farm Bureau Life Annuity Account II
      (c)  Portfolio Company.........................  Investment Options
      (d)  Fund Prospectus...........................  Investment Options
      (e)  Voting Rights.............................  Voting Rights
      (f)  Administrators............................  N/A
  6.  Deductions and Expenses
      (a)  General...................................  Charges and Deductions; Summary
      (b)  Sales Load %..............................  Charges and Deductions; Summary
      (c)  Special Purchase Plan.....................  N/A
      (d)  Commissions...............................  Distribution of the Contracts
      (e)  Expenses -- Registrant....................  Charges and Deductions; Summary
      (f)  Fund Expenses.............................  Investment Options; Charges and Deductions
      (g)  Organizational Expenses...................  N/A
  7.  Contracts
      (a)  Persons with Rights.......................  Summary; Addition, Deletion or Substitution of Investments;
                                                       Description of Annuity Contract; Payment Options; Voting Rights
      (b)    (i)  Allocation of Purchase
                  Payments...........................  Summary; Premiums; Free-Look Period; Allocation of Premiums
            (ii)  Transfers..........................  Summary; Transfer Privilege
           (iii)  Exchanges..........................  Transfers, Assignments or Exchanges of a Contract
      (c)  Changes...................................  Additions, Deletions or Substitutions of Investments; Description of
                                                       Annuity Contract; Modification;
      (d)  Inquiries.................................  Cover page; Inquiries
  8.  Annuity Period.................................  Summary; Payment Options
  9.  Death Benefit..................................  Death Benefit Before the Retirement Date; Death Benefit After the
                                                       Retirement Date
 10.  Purchases and Contract Value
      (a)  Purchases.................................  Summary; Issuance of a Contract; Premiums; Free Look Period;
                                                       Allocation of Premiums; Variable Cash Value;
      (b)  Valuation.................................  Definitions; Variable Cash Value;
      (c)  Daily Calculation.........................  Definitions; Variable Cash Value;
      (d)  Underwriter...............................  Issuance of a Contract; Distribution of the Contracts
 11.  Redemptions
      (a)  -- By Owners..............................  Summary; Transfer Privilege; Surrenders and Partial Surrenders;
                                                       Proceeds on the Retirement Date; Payments; Payment Options; Federal
                                                       Tax Matters
           -- By Annuitant...........................  Summary; Transfer Privilege; Surrenders and Partial Surrenders;
                                                       Proceeds on the Retirement Date; Payments; Payment Options; Federal
                                                       Tax Matters
      (b)  Taxes ORP.................................  N/A
      (c)  Check Delay...............................  Payments
      (d)  Lapse.....................................  N/A
      (e)  Free Look.................................  Summary; Free Look Period

 12.  Taxes..........................................  Summary; Federal Tax Matters
 13.  Legal Proceedings..............................  Legal Proceedings
 14.  Table of Contents for the Statement of
      Additional Information.........................  Statement of Additional Information
                                                       Table of Contents

PART B
ITEM OF FORM N-4                                                                   PART B CAPTION
-----------------------------------------------------  ----------------------------------------------------------------------
 15.  Cover Page.....................................  Cover Page
 16.  Table of Contents..............................  Table of Contents
 17.  General Information and History................  N/A
 18.  Services
      (a)  Fees and Expenses of Registrant...........  N/A
      (b)  Management Contracts......................  N/A
      (c)  Custodian.................................  N/A
           Independent Public Accountant.............  Experts
      (d)  Assets of Registrant......................  N/A
      (e)  Affiliated Persons........................  N/A
      (f)  Principal Underwriter.....................  Distribution of the Contracts (prospectus)
 19.  Purchase of Securities
       Being Offered.................................  Distribution of the Contracts (prospectus)
       Offering Sales Load...........................  N/A
 20.  Underwriters...................................  Distribution of the Contracts (prospectus)
 21.  Calculation of Performance Data................  Calculation of Yields and Total Returns; Yields and Total Returns
                                                       (prospectus)
 22.  Annuity Payments...............................  Payment Options (prospectus)
 23.  Financial Statements...........................  Financial Statements

PART C -- OTHER INFORMATION
ITEM OF FORM N-4                                                                   PART C CAPTION
-----------------------------------------------------  ----------------------------------------------------------------------
 24.  Financial Statements and Exhibits..............  Financial Statements and Exhibits
      (a)  Financial Statements......................  (a) Financial Statements
      (b)  Exhibits..................................  (b) Exhibits
 25.  Directors and Officers of the Depositor........  Directors and Officers of Farm Bureau Life Insurance Company
 26.  Persons Controlled By or Under Common Control
      with the Depositor or Registrant...............  Persons Controlled By or In Common Control with the Depositor or
                                                       Registrant
 27.  Number of Contractowners.......................  Number of owners
 28.  Indemnification................................  Indemnification
 29.  Principal Underwriters.........................  Principal Underwriter
 30.  Location of Accounts and Records...............  Location of Books and Records
 31.  Management Services............................  Management Services
 32.  Undertakings...................................  Undertakings and Representations
      Signature Page.................................  Signatures

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                                     [Logo]


 VARIABLE ANNUITY

July 1, 1998
Prospectus for:
Flexible Premium Deferred Variable
Annuity Contracts
issued by
Farm Bureau Life
Insurance Company

--------------------
Call Toll-Free
1-800-247-4170
     225-5846 (Des Moines)

PROSPECTUS
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Farm Bureau Life Annuity Account II
Individual Flexible Premium Deferred
Variable Annuity Contract

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This Prospectus describes the individual flexible premium deferred variable annuity contract (the "Contract") being offered by Farm Bureau Life Insurance Company (the "Company"). The Contract may be sold to or in connection with retirement plans, including those that qualify for special federal tax treatment under the Internal Revenue Code.


Premiums and accumulated values are allocated, as designated by the owner, to one or more of the subaccounts of the Farm Bureau Life Annuity Account II (the "Account"), the Declared Interest Option, or both. The assets of each Subaccount will be invested solely in shares of the corresponding Investment Options: Value Growth Portfolio, High Grade Bond Portfolio, High Yield Bond Portfolio, Money Market Portfolio and Blue Chip Portfolio of EquiTrust Variable Insurance Series Fund; Equity Income Portfolio, Mid-Cap Growth Portfolio, New America Growth Portfolio and Personal Strategy Balanced Portfolio of T. Rowe Price Equity Series, Inc.; International Stock Portfolio of T. Rowe Price International Series, Inc.; or Capital Appreciation Portfolio, Disciplined Stock Portfolio, Growth and Income Portfolio, International Equity Portfolio and Small Cap Portfolio of Dreyfus Variable Investment Fund. The accompanying prospectus for each Fund describes the investment objectives and attendant risks of each Investment Option. The accumulated value of the Contracts prior to the retirement date, except for amounts in the Declared Interest Option, will vary according to the investment performance of each Investment Option in which the selected Subaccounts are invested. THE OWNER BEARS THE ENTIRE INVESTMENT RISK ON AMOUNTS ALLOCATED TO THE ACCOUNT.



This Prospectus sets forth basic information about the Contract and the Account that a prospective investor should know before investing. Additional information about the Contract and the Account is contained in the Statement of Additional Information, which has been filed with the Securities and Exchange Commission. The Statement of Additional Information is dated the same as this Prospectus and is incorporated herein by reference. The table of contents for the Statement of Additional Information is on page 31 of this Prospectus. You may obtain a copy of the Statement of Additional Information free of charge by writing or calling the Company at the address or phone number shown below.

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PLEASE READ THIS PROSPECTUS CAREFULLY AND KEEP IT FOR FUTURE REFERENCE. THIS PROSPECTUS MUST BE ACCOMPANIED OR PRECEDED BY A CURRENT PROSPECTUS FOR EACH FUND'S INVESTMENT OPTIONS.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION, NOR HAS THE SECURITIES AND EXCHANGE COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
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Issued By

Farm Bureau Life Insurance Company
5400 University Avenue
West Des Moines, Iowa 50266
1-800-247-4170
515-225-5846


                         THE DATE OF THIS PROSPECTUS IS
                                  JULY 1, 1998

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                   TABLE OF CONTENTS
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                                                                            PAGE

DEFINITIONS...........................................................     3

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EXPENSE TABLES........................................................     4

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SUMMARY...............................................................     7

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THE COMPANY, ACCOUNT AND INVESTMENT OPTIONS...........................     8

          Farm Bureau Life Insurance Company..............................     8

          Iowa Farm Bureau Federation.....................................     8

          Farm Bureau Life Annuity Account II.............................     9

          Investment Options..............................................     9

          Addition, Deletion or Substitution of Investments...............    11

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DESCRIPTION OF ANNUITY CONTRACT.......................................    12

          Issuance of a Contract..........................................    12

          Premiums........................................................    12

          Free-Look Period................................................    12

          Allocation of Premiums..........................................    12

          Variable Accumulated Value......................................    13

          Transfer Privilege..............................................    14

          Partial Withdrawals and Surrenders..............................    14

          Special Transfer and Withdrawal Options.........................    15

          Death Benefit Before the Retirement Date........................    15

          Death Benefit After the Retirement Date.........................    16

          Proceeds on the Retirement Date.................................    16

          Payments........................................................    17

          Modification....................................................    17

          Reports to Owners...............................................    17

          Inquiries.......................................................    17

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THE DECLARED INTEREST OPTION..........................................    17

          Minimum Guaranteed and Current Interest Rates...................    18

          Transfers From Declared Interest Option.........................    18

          Payment Deferral................................................    18

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CHARGES AND DEDUCTIONS................................................    19

          Surrender Charge (Contingent Deferred Sales Charge).............    19

          Annual Administrative Charge....................................    20

          Transfer Processing Fee.........................................    20

          Mortality and Expense Risk Charge...............................    20

          Investment Option Expenses......................................    20

          Premium Taxes...................................................    20

          Other Taxes.....................................................    20

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PAYMENT OPTIONS.......................................................    20

          Election of Options.............................................    21

          Description of Options..........................................    21

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YIELDS AND TOTAL RETURNS..............................................    21

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FEDERAL TAX MATTERS...................................................    23

          Introduction....................................................    23

          Tax Status of the Contract......................................    24

          Taxation of Annuities...........................................    25

          Transfers, Assignments or Exchanges of a Contract...............    26

          Withholding.....................................................    27

          Multiple Contracts..............................................    27

          Taxation of Qualified Plans.....................................    27

          Possible Charge for the Company's Taxes.........................    28

          Other Tax Consequences..........................................    28

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DISTRIBUTION OF THE CONTRACTS.........................................    29

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LEGAL PROCEEDINGS.....................................................    29

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VOTING RIGHTS.........................................................    29

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YEAR 2000.............................................................    30

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FINANCIAL STATEMENTS..................................................    30

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STATEMENT OF ADDITIONAL INFORMATION TABLE OF CONTENTS.................    31

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                   DEFINITIONS
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ACCOUNT..................  Farm Bureau Life Annuity Account II.
ACCUMULATED VALUE........  The total amount invested under the Contract. It is the sum of the values of the Contract in each
                           Subaccount of the Account plus the value of the
                           Contract in the Declared Interest Option.
ANNUITANT................  The person or persons whose life (or lives)
                           determines the annuity benefits payable under the
                           Contract and whose death determines the death
                           benefit.
BENEFICIARY..............  The person to whom the proceeds payable on the death of the owner/annuitant will be paid.
BUSINESS DAY.............  Each day that the New York Stock Exchange is open for trading, except the day after Thanksgiving,
                           the day before Christmas (in 1998) and any day on
                           which the Home Office is closed because of a
                           weather-related or comparable type of emergency
                           and is unable to segregate orders and redemption
                           requests received on that day.
THE CODE.................  The Internal Revenue Code of 1986, as amended.
CONTRACT ANNIVERSARY.....  Same date in each Contract Year as the Contract
                           Date.
CONTRACT DATE............  The date on which a properly completed application is received by the Company at the Home Office. It
                           is the date set forth on the data page of the
                           Contract which is used to determine Contract Years
                           and Contract Anniversaries.
CONTRACT YEAR............  A twelve-month period beginning on the Contract
                           Date or on a Contract Anniversary.
DECLARED INTEREST          An investment option under the Contract funded by
 OPTION..................  the Company's General Account. It is not part of, nor dependent upon, the investment performance of
                           the Account.
DUE PROOF OF DEATH.......  Proof of death satisfactory to the Company. Such proof may consist of the following if acceptable
                           to the Company:
                           (a)  a certified copy of the death certificate;
                           (b)  a certified copy of a court decree reciting a
                           finding of death; or
                           (c)  any other proof satisfactory to the Company.
FUND.....................  An open-end diversified management investment company in which the Account invests.
GENERAL ACCOUNT..........  The assets of the Company other than those allocated to the Account or any other separate
                           account of the Company.
HOME OFFICE..............  The principal offices of the Company at 5400
                           University Avenue, West Des Moines, Iowa 50266.
INVESTMENT OPTION........  A separate investment portfolio of a Fund.
NET ACCUMULATED VALUE....  The accumulated value less any applicable surrender charge.
NON-QUALIFIED CONTRACT...  A Contract that is not a "Qualified Contract."
OWNER....................  The person who owns the Contract and who is entitled to exercise all rights and privileges
                           provided in the Contract.
QUALIFIED CONTRACT.......  A Contract that is issued in connection with plans that qualify for special federal income tax
                           treatment under Sections 401, 403(b) or 408 of the
                           Code.
RETIREMENT DATE..........  The date when the accumulated value will be applied under a payment option, if the annuitant
                           is still living.
SEC......................  U.S. Securities and Exchange Commission.
SUBACCOUNT...............  A subdivision of the Account, the assets of which are invested in a corresponding Investment Option.
VALUATION PERIOD.........  The period that starts at the close of business
                           (3:00 p.m. central time) on one Business Day and
                           ends at the close of business on the next
                           succeeding Business Day.
WRITTEN NOTICE...........  A written request or notice in a form satisfactory to the Company which is signed by the owner and
                           received at the Home Office.

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                   EXPENSE TABLES
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The following expense information assumes that the entire accumulated value is variable accumulated value.


OWNER TRANSACTION EXPENSES
  Sales Charge Imposed on Premiums................  None
  Surrender Charge (contingent deferred sales
   charge) as a percentage of the amount
   surrendered:


CONTRACT YEAR*        SURRENDER CHARGE
--------------------  -----------------
1...................          6%
2...................          5
3...................          4
4...................          3
5...................          2
6...................          1
7 and After.........          0

  * After the first Contract Year, the owner may make partial withdrawals of up to 10% of the accumulated value on the most recent Contract Anniversary without incurring a surrender charge. If the Contract is subsequently surrendered during the Contract Year, a surrender charge will be applied to the partial withdrawals taken. The amount that may be withdrawn without incurring a surrender charge is NOT cumulative from Contract Year to Contract Year.

Transfer Processing Fee...........................  None*

  * The Company does not charge a fee for the first twelve transfers in a Contract Year. The Company may charge $25 for each subsequent transfer in a Contract Year.

ANNUAL ADMINISTRATIVE CHARGE......................  $30

ACCOUNT ANNUAL EXPENSES (as a percentage of
 average net assets)
  Mortality and Expense Risk Charge...............  1.40%
  Other Account Expenses..........................  None
    Total Account Expenses........................  1.40%

ANNUAL INVESTMENT OPTION EXPENSES (as a percentage of average net assets)


                                                                            OTHER                      TOTAL
                                                                          EXPENSES                    EXPENSES
                                                      ADVISORY        (AFTER WAIVER OR            (AFTER WAIVER OR
INVESTMENT OPTION                                       FEE            REIMBURSEMENT)              REIMBURSEMENT)
--------------------------------------------------  ------------  -------------------------  --------------------------
EquiTrust Variable Insurance Series Fund**
  Value Growth....................................        0.45%               0.10%                     0.55%(1)
  High Grade Bond.................................        0.30%               0.22%                     0.52%
  High Yield Bond.................................        0.45%               0.12%                     0.57%(1)
  Money Market....................................        0.25%               0.23%                     0.48%(1)
  Blue Chip.......................................        0.20%               0.13%                     0.33%

T. Rowe Price Equity Series, Inc.
  Equity Income...................................        0.85%               0.00%                     0.85%(2)
  Mid-Cap Growth..................................        0.85%               0.00%                     0.85%(2)
  New America Growth..............................        0.85%               0.00%                     0.85%(2)
  Personal Strategy Balanced......................        0.90%               0.00%                     0.90%(2)

T. Rowe Price International Series, Inc.
  International Stock.............................        1.05%               0.00%                     1.05%(2)

Dreyfus Variable Investment Fund
  Capital Appreciation............................        0.75%               0.05%                     0.80%(3)
  Disciplined Stock...............................        0.75%               0.27%                     1.02%(3)
  Growth and Income...............................        0.75%               0.05%                     0.80%(3)
  International Equity............................        0.75%               0.31%                     1.06%(3)
  Small Cap.......................................        0.75%               0.03%                     0.78%(3)


------------------------

** The annual investment option expenses for each Investment Option of the Fund are net of certain reimbursements by the Fund's investment adviser. Operating expenses (including the investment advisory fee but excluding brokerage, interest, taxes and extraordinary expenses) of an Investment Option that exceed 1.50% of the Investment Option's average daily net assets for any fiscal year are reimbursed by the Fund's investment adviser up to the amount of the advisory fee. In addition, the investment adviser has voluntarily agreed to reimburse each Portfolio for expenses that exceed 0.65%. Absent the reimbursements, the total expenses for the Investment Options for the 1997 fiscal year would have been: Value Growth 0.58%, High Grade Bond 0.57%, High Yield Bond 0.65% and Money Market 0.55%.



(1) Total annual investment option expenses have been restated for the reduction in management fees from 0.50% to 0.45% for the Value Growth and High Yield Bond Investment Options and 0.30% to 0.25% for the Money Market Investment Option, effective May 1, 1997.



(2) Total annual investment option expenses are an all-inclusive fee and pay for investment management services and other operating costs.



(3) The investment adviser may waive receipt of its fees and/or voluntarily assume certain expenses. Total expenses were not reduced for the 1997 fiscal year.


The above tables are intended to assist the owner of a Contract in understanding the costs and expenses that he or she will bear directly or indirectly. The tables reflect the expenses for the Account based on the actual expenses for each Investment Option for the 1997 fiscal year. For a more complete description of the various costs and expenses see "Charges and Deductions" and the prospectus for each Investment Option which accompany this Prospectus.

EXAMPLES: An owner would pay the following expenses on a $1,000 investment, assuming a 5% annual return on assets:

    1. If the Contract is surrendered or is annuitized at the end of the applicable time period:


                                                              3       5       10
SUBACCOUNT                                          1 YEAR  YEARS   YEARS    YEARS
--------------------------------------------------  ------  ------  ------  -------

EquiTrust Variable Insurance Series Fund
  Value Growth....................................  $ 111   $ 194   $ 277   $  524
  High Grade Bond.................................    111     193     276      521
  High Yield Bond.................................    112     195     278      526
  Money Market....................................    111     192     274      517
  Blue Chip.......................................    109     188     266      501

T. Rowe Price Equity Series, Inc.
  Equity Income...................................    114     203     292      555
  Mid-Cap Growth..................................    114     203     292      555
  New America Growth..............................    114     203     292      555
  Personal Strategy Balanced......................    115     204     295      560

T. Rowe Price International Series, Inc.
  International Stock.............................    116     209     302      574

Dreyfus Variable Investment Fund
  Capital Appreciation............................    116     210     303      577
  Disciplined Stock...............................    116     208     300      571
  Growth and Income...............................    114     202     290      550
  International Equity............................    116     209     302      575
  Small Cap.......................................    114     201     289      548


    2. If the Contract is not surrendered or annuitized at the end of the applicable time period:


                                                              3       5       10
SUBACCOUNT                                          1 YEAR  YEARS   YEARS    YEARS
--------------------------------------------------  ------  ------  ------  -------

EquiTrust Variable Insurance Series Fund
  Value Growth....................................  $  50   $ 151   $ 254   $  524
  High Grade Bond.................................     49     150     253      521
  High Yield Bond.................................     50     152     255      526
  Money Market....................................     49     149     251      517
  Blue Chip.......................................     48     144     243      501

                                                              3       5       10
SUBACCOUNT                                          1 YEAR  YEARS   YEARS    YEARS
--------------------------------------------------  ------  ------  ------  -------
T. Rowe Price Equity Series, Inc.
  Equity Income...................................  $  53   $ 160   $ 270   $  555
  Mid-Cap Growth..................................     53     160     270      555
  New America Growth..............................     53     160     270      555
  Personal Strategy Balanced......................     53     162     272      560

T. Rowe Price International Series, Inc.
  International Stock.............................     55     166     280      574

Dreyfus Variable Investment Fund
  Capital Appreciation............................     55     167     281      577
  Disciplined Stock...............................     54     165     278      571
  Growth and Income...............................     52     159     267      550
  International Equity............................     55     166     280      575
  Small Cap.......................................     52     158     266      548


The examples provided above assume that no transfer charges or premium taxes have been assessed. The examples also assume that the annual administrative charge is $30 and that the accumulated value per contract is $10,000, which translates the administrative charge into an assumed .30% charge for the purposes of the examples based on a $1,000 investment.


THE EXAMPLES SHOULD NOT BE CONSIDERED A REPRESENTATION OF PAST OR FUTURE EXPENSES. THE ASSUMED 5% ANNUAL RATE OF RETURN IS HYPOTHETICAL AND SHOULD NOT BE CONSIDERED A REPRESENTATION OF PAST OR FUTURE ANNUAL RETURNS, WHICH MAY BE GREATER OR LESS THAN THIS ASSUMED RATE.

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                   SUMMARY
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THE CONTRACT            ISSUANCE OF A CONTRACT. Contracts may be sold in
                        connection with retirement plans which may or may not
                       qualify for special federal tax treatment under the Code. There is no maximum age for owners on the Contract date. (See "Issuance of a Contract.")

                        FREE-LOOK PERIOD. The owner has the right to return the Contract within 20 days after he or she receives it. The returned Contract will become void. The Company will return to the owner an amount equal to the greater of the premiums paid or the accumulated value on the date the returned Contract is received at the Home Office plus administrative charges and charges deducted from the Account. (See "Free-Look Period.")

                        PREMIUMS. The minimum amount which the Company will accept as an initial premium is $1,000. Subsequent premiums of not less than $50 may be paid under the Contract. (See "Premiums.")

                        ALLOCATION OF PREMIUMS. Premiums under a Contract will be allocated, as designated by the owner, to one or more
                       Subaccounts, the Declared Interest Option, or both. The initial premium will be allocated to the Money Market Subaccount for a 10-day period following the Contract date. At the end of that period, the amount in the Money Market Subaccount will be allocated among the Subaccounts and the Declared Interest Option in accordance with the owner's percentage allocation in the application. The assets of each Subaccount will be invested solely in a corresponding Investment Option. The accumulated value, except for amounts in the Declared Interest Option, will vary according to the investment performance of the Investment Option in which the selected Subaccounts are invested. Interest will be credited to amounts in the Declared Interest Option at a guaranteed minimum rate of 3% per year, or a higher current interest rate declared by the Company. (See "Allocation of Premiums.")

                        TRANSFERS. On or before the retirement date, the owner may transfer all or part of the amount in a Subaccount or the Declared Interest Option to another Subaccount or the Declared Interest Option subject to certain restrictions.

                       The total amount transferred each time must be at least $100 or the entire amount in the Subaccount, if less. Transfers out of the Declared Interest Option must be for no more than 25% of the accumulated value in that option. No fee is currently charged for the first twelve transfers during a Contract year, but the Company may assess a transfer processing fee of $25 for each subsequent transfer during a Contract year. (See "Transfer Privilege.")

                        PARTIAL WITHDRAWAL. Upon written notice at any time before the retirement date, the owner may withdraw part of the accumulated surrender value subject to certain limitations. (See "Partial Withdrawals.")

                        SURRENDER. Upon written notice received on or before the retirement date, the owner may surrender the Contract and receive its net accumulated value. (See "Surrender.")
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CHARGES AND DEDUCTIONS The following charges and deductions are assessed under the Contract:

                        SURRENDER CHARGE (CONTINGENT DEFERRED SALES CHARGE). No charge for sales expense is deducted from premiums at the time premiums are paid. However, if a Contract has not been in force for six full Contract years, upon surrender, partial withdrawal or the application of the accumulated value to certain payment options under certain circumstances, a surrender charge is deducted from the amount surrendered, withdrawn or from the remaining accumulated value.

                       For the first Contract year, the charge is 6% of the amount surrendered. Thereafter, the surrender charge decreases by 1% each subsequent Contract year. In no event will the total surrender charge on any Contract exceed 8.5% of the total premiums paid under the Contract. (See "Charge for Partial Withdrawal or Surrender.")

                       Subject to certain restrictions, for partial withdrawals in each Contract year after the first Contract year, up to 10% of the accumulated value on the most recent Contract Anniversary may be withdrawn without a current surrender charge. If the Contract is subsequently surrendered during the Contract Year, a surrender charge will be applied to partial withdrawals taken. (See "Amounts Not Subject to Surrender Charge.") The surrender charge may be waived as provided in the Contracts. (See "Waiver of Surrender Charge.")

                        ANNUAL ADMINISTRATIVE CHARGE. On the Contract date and on each Contract anniversary prior to the retirement date, the Company deducts an annual administrative charge of $30 from the accumulated value. (See "Annual Administrative Charge.")

                        MORTALITY AND EXPENSE RISK CHARGE. The Company deducts a daily mortality and expense risk charge to compensate it for assuming certain mortality and expense risks. The charge is deducted from the assets of the Account at an annual rate of 1.40% (approximately 1.01% for mortality risk and 0.39% for expense risks). (See "Mortality and Expense Risk Charge.")


                        INVESTMENT OPTION EXPENSES. Because the Account purchases shares of the various Investment Options, the assets of the Account will reflect the investment advisory fee and other operating expenses incurred by the Investment Options. A table of each Investment Option's advisory fee and other expenses can be found in the Expense Tables at the front of this prospectus. For a description of each Investment Option's advisory fee and other expenses, see the prospectuses for the Investment Options of the Funds.

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ANNUITY PROVISIONS     On the retirement date, the accumulated value (less any
                       applicable surrender charge) will be applied under a
                       payment option, unless the owner chooses to receive the
                       net accumulated value in a lump sum. Payments under these
                       options do not depend upon the Account's performance.
                       (See "Payment Options.")
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FEDERAL TAX MATTERS    Generally, a distribution (including a surrender, partial
                       withdrawal or death benefit payment) may result in
                       taxable income. In certain circumstances, a 10% penalty
                       tax may apply. For further discussion of the federal
                       income status of variable annuity contracts, see "Federal
                       Tax Matters."
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OTHER CONTRACTS


                       The Company offers other variable annuity contracts that invest in the same Investment Options of the Funds. These contracts may have different charges that could affect Subaccount performance, and may offer different benefits more suitable to a person's needs. To obtain more information about these contracts, contact the Company.

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                   THE COMPANY, ACCOUNT AND INVESTMENT OPTIONS
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FARM BUREAU LIFE INSURANCE COMPANY
                       The Company is a stock life insurance company incorporated in the State of Iowa on October 30, 1944. One hundred percent of the outstanding voting shares of the Company are owned by FBL Financial Group, Inc. At December 31, 1997, Iowa Farm Bureau Federation owned 66.36% of the outstanding voting stock of FBL Financial Group, Inc. The Company is principally engaged in the offering of life insurance policies, disability income insurance policies and annuity contracts and is admitted to do business in fifteen states--Arizona, Colorado, Idaho, Iowa, Kansas, Minnesota, Montana, Nebraska, New Mexico, North Dakota, Oklahoma, South Dakota, Utah, Wisconsin and Wyoming. The principal offices of the Company are at 5400 University Avenue, West Des Moines, Iowa 50266.
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IOWA FARM BUREAU FEDERATION
                       Iowa Farm Bureau Federation is an Iowa not-for-profit corporation, the members of which are county Farm Bureau organizations and their individual members. Iowa Farm Bureau Federation is primarily engaged, through various divisions and subsidiaries, in the formulation, analysis and promotion of programs (at local, state, national and international levels) that are designed to foster the educational, social and economic advancement of its members. The principal offices of Iowa Farm Bureau Federation are at 5400 University Avenue, West Des Moines, Iowa 50266.

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FARM BUREAU LIFE ANNUITY ACCOUNT II
                       The Account was established by the Company as a separate account on January 6, 1998. The Account will receive and invest premiums paid under the Contracts. In addition, the Account may receive and invest premiums for any other variable annuity contracts issued in the future by the Company.

                       Although the assets in the Account are the property of the Company, the assets in the Account attributable to the Contracts are not chargeable with liabilities arising out of any other business which the Company may conduct. The assets of the Account are available to cover the general liabilities of the Company only to the extent that the Account's assets exceed its liabilities arising under the Contracts and any other contracts supported by the Account. The Company has the right to transfer to the general account any assets of the Account which are in excess of such reserves and other contract liabilities. All obligations arising under the Contracts are general corporate obligations of the Company.

                       The Account currently is divided into fifteen Subaccounts but may, in the future, include additional subaccounts. Each Subaccount invests exclusively in shares of a single corresponding Investment Option. Income and realized and unrealized gains or losses from the assets of each Subaccount are credited to or charged against that Subaccount without regard to income, gains or losses from any other Subaccount.

                       The Account has been registered as a unit investment trust under the Investment Company Act of 1940 (the "1940 Act") and meets the definition of a separate account under the federal securities laws. Registration with the Securities and Exchange Commission does not involve supervision of the management or investment practices or policies of the Account or the Company by the SEC. The Account is also subject to the laws of the State of Iowa which regulate the operations of insurance companies domiciled in Iowa.
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INVESTMENT OPTIONS     The Account invests in shares of the Investment Options.
                       The Investment Options currently include the Value Growth
                       Portfolio, High Grade Bond Portfolio, High Yield Bond
                       Portfolio, Money Market Portfolio and Blue Chip Portfolio of EquiTrust Variable Insurance Series Fund; the Equity
                       Income Portfolio, Mid-Cap Growth Portfolio, New America
                       Portfolio and Personal Strategy Balanced Portfolio of T.
                       Rowe Price Equity Series, Inc. and International Stock
                       Portfolio of T. Rowe Price International Series, Inc.;
                       and the Capital Appreciation Portfolio, Disciplined Stock
                       Portfolio, Growth and Income Portfolio, International
                       Equity Portfolio and Small Cap Portfolio of Dreyfus
                       Variable Investment Fund. The Account may, in the future, provide for additional investment options. Each
                       Investment Option has its own investment objectives and the income and losses for each Investment Option will be determined separately.


                       The investment objectives and policies of each Investment Option are summarized below. There is no assurance that any Investment Option will achieve its stated objectives. More detailed information, including a description of risks and expenses, may be found in the prospectus for each Investment Option, which must accompany or precede this Prospectus and which should be read carefully and retained for future reference.

EQUITRUST VARIABLE INSURANCE SERIES FUND


                       EquiTrust Investment Management Services, Inc. is the investment adviser to the Fund. The Fund is comprised of six portfolios, the following five of which are available under the Contract:


                           VALUE GROWTH PORTFOLIO. This Portfolio seeks long-term capital appreciation. The Portfolio pursues this objective by investing primarily in equity securities of companies that the investment adviser believes have a potential to earn a high return on capital and/or in equity securities that the investment adviser believes are undervalued by the market place. Such equity securities may include common stock, preferred stock and securities convertible or exchangeable into common stock.

                           HIGH GRADE BOND PORTFOLIO. This Portfolio seeks as high a level of current income as is consistent with an investment in a high grade portfolio of debt securities. The Portfolio will pursue this objective by investing primarily in debt securities rated AAA, AA or A by Standard & Poor's or Aaa, Aa or A by Moody's Investors Service, Inc. and in securities issued or guaranteed by the United States government or its agencies or instrumentalities.

                           HIGH YIELD BOND PORTFOLIO. This Portfolio seeks as a primary objective, as high a level of current income as is consistent with investment in a portfolio of fixed-income securities rated in the lower categories of established rating services. As a secondary objective, the Portfolio seeks capital appreciation when consistent with its primary objective. The Portfolio pursues these objectives by investing primarily in fixed-income securities rated Baa or lower by Moody's Investors Service, Inc. and/or BBB or lower by Standards & Poor's, or in unrated securities of comparable quality. AN INVESTMENT IN THIS PORTFOLIO MAY ENTAIL GREATER THAN ORDINARY FINANCIAL RISK. (See the Fund Prospectus "Principal Risk Factors--Special Considerations--High Yield Bonds.")

                           MONEY MARKET PORTFOLIO. This Portfolio seeks maximum current income consistent with liquidity and stability of principal. The Portfolio will pursue this objective by investing in high quality short-term money market instruments. AN INVESTMENT IN THE MONEY MARKET PORTFOLIO IS NEITHER INSURED NOR GUARANTEED BY THE U .S. GOVERNMENT. THERE CAN BE NO ASSURANCE THAT THE MONEY MARKET PORTFOLIO WILL BE ABLE TO MAINTAIN A STABLE NET ASSET VALUE OF $1.00 PER SHARE.

                           BLUE CHIP PORTFOLIO. This Portfolio seeks growth of capital and income. The Portfolio pursues this objective by investing primarily in common stocks of well-capitalized, established companies. Because this Portfolio may be invested heavily in particular stocks or industries, an investment in this Portfolio may entail relatively greater risk of loss.


T. ROWE PRICE EQUITY SERIES, INC.


T. Rowe Price Associates, Inc. is the investment adviser to the Fund.



                           EQUITY INCOME PORTFOLIO. This Portfolio seeks to provide substantial dividend income and long-term capital appreciation by investing primarily in established companies considered by the adviser to have favorable prospects for both increasing dividends and capital appreciation.



                           MID-CAP GROWTH PORTFOLIO. This Portfolio seeks long-term capital appreciation by investing primarily in common stocks of medium-sized (mid-cap) growth companies which offer the potential for above-average earnings growth.



                           NEW AMERICA GROWTH PORTFOLIO. This Portfolio seeks long-term capital growth by investing primarily in common stocks of U.S. growth companies operating in service industries.



                           PERSONAL STRATEGY BALANCED PORTFOLIO. This Portfolio seeks the highest total return over time consistent with an emphasis on both capital appreciation and income.



T. ROWE PRICE INTERNATIONAL SERIES, INC.


Rowe Price-Fleming International, Inc. is the investment adviser to the Fund.



                           T. ROWE PRICE INTERNATIONAL STOCK PORTFOLIO. This Portfolio seeks to provide capital appreciation through investments primarily in established companies based outside the United States.



DREYFUS VARIABLE INVESTMENT FUND


The Dreyfus Corporation serves as the investment adviser to the Fund. Fayez Sarofim and Co. serves as the sub-investment adviser to the Capital Appreciation Portfolio. The Fund consists of thirteen portfolios, the following of which are available under the Contract.

                           CAPITAL APPRECIATION PORTFOLIO. This Portfolio seeks long-term capital growth, consistent with the preservation of capital; current income is a secondary investment objective. This Portfolio invests primarily in the common stocks of domestic and foreign companies.



                           DISCIPLINED STOCK PORTFOLIO. This Portfolio seeks to provide investment results that are greater than the total return performance of publicly-traded common stocks in the aggregate, as represented by the Standard & Poor's 500 Composite Stock Price Index.



                           GROWTH AND INCOME PORTFOLIO. This Portfolio seeks to provide long-term capital growth, current income and growth of income, consistent with reasonable investment risk by investing in stocks, bonds and money market instruments of domestic and foreign issuers.



                           INTERNATIONAL EQUITY PORTFOLIO. This Portfolio seeks to maximize capital growth through investments in equity securities of foreign issuers.



                           SMALL CAP PORTFOLIO. This Portfolio seeks maximum capital appreciation by investing in companies, both domestic and foreign, considered by the adviser to be emerging smaller-sized companies which are believed to be characterized by new or innovative products, services or processes which should enhance prospects for growth in future earnings.



                       The Funds currently sell shares: (a) to the Account as well as to separate accounts of insurance companies that may or may not be affiliated with the Company or each other; and (b) to separate accounts to serve as the underlying investment for both variable insurance policies and variable annuity contracts. The Company currently does not foresee any disadvantages to owners arising from the sale of shares to support variable annuity contracts and variable life insurance policies, or from shares being sold to separate accounts of insurance companies that may or may not be affiliated with the Company. However, the Company will monitor events in order to identify any material irreconcilable conflicts that might possibly arise. In the event of such a conflict, it would determine what action, if any, should be taken in response to the conflict. In addition, if the Company believes that a Fund's response to any such conflicts insufficiently protects owners, it will take appropriate action on its own, including withdrawing the Account's investment in that Fund. (See the Fund prospectuses for more detail.)



                       The Company may receive compensation from an affiliate(s) of one or more of the Funds based upon an annual percentage of the average assets held in the Investment Options by the Company. These amounts are intended to compensate the Company for administrative and other services provided by the Company to the Funds and/or affiliate(s).



                       Each Fund is registered with the SEC as an open-end, diversified management investment company. Such registration does not involve supervision of the management or investment practices or policies of the Fund by the SEC.

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ADDITION, DELETION OR SUBSTITUTION OF INVESTMENTS
                       The Company reserves the right, subject to applicable law, to make additions to, deletions from or substitutions for the shares that are held in the Account or that the Account may purchase. If the shares of an Investment Option are no longer available for investment or if, in the Company's judgment, further investment in any Investment Option should become inappropriate in view of the purposes of the Account, the Company may redeem the shares, if any, of that Investment Option and substitute shares of another Investment Option. The Company will not substitute any shares attributable to a Contract's interest in a Subaccount without notice and prior approval of the SEC and state insurance authorities, to the extent required by the 1940 Act or other applicable law.

                       The Company also reserves the right to establish additional subaccounts of the Account, each of which would invest in shares corresponding to an Investment Option or in shares of another investment company having a specified investment objective. The Company may, in its sole discretion, establish new subaccounts or eliminate or combine one or more Subaccounts if marketing needs, tax considerations or investment conditions warrant. Any new subaccounts may be made available to existing Contract owners on a basis to be determined by the Company. Subject to obtaining any approvals or consents required by applicable law, the assets of one or more Subaccounts may be transferred to any other Subaccount if, in the sole discretion of the Company, marketing, tax or investment conditions warrant.

                       In the event of any such substitution or change, the Company may, by appropriate endorsement, change the Contract to reflect the substitution or change. If the Company deems it to be in the best interest of Contract owners and annuitants, and subject to any approvals that may be required under applicable law, the Account may be operated as a management investment company under the 1940 Act, it may be deregistered under that Act if registration is no longer required, it may be combined with other Company separate accounts or its assets may be transferred to another separate account of the Company. In addition, the Company may, when permitted by law, restrict or eliminate any voting rights of owners or the persons who have such rights under the Contracts.
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                   DESCRIPTION OF ANNUITY CONTRACT
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ISSUANCE OF A CONTRACT In order to purchase a Contract, application must be made to the Company through a licensed representative of the Company, who is also a registered representative of EquiTrust Marketing Services, Inc. ("EquiTrust Marketing") (formerly FBL Marketing Services, Inc.), a broker-dealer having a selling agreement with EquiTrust Marketing or a broker-dealer having a selling agreement with such broker/dealer. The Contract Date will be the date the properly completed application is received by the Company at its Home Office. If this date is the 29th, 30th or 31st of any month, the Contract Date will be the 28th of such month. Contracts may be sold to or in connection with retirement plans that do not qualify for special tax treatment as well as retirement plans that qualify for special tax treatment under the Code. There is no maximum age for owners on the Contract date.
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PREMIUMS The minimum initial premium which the Company will accept is $1,000. Subsequent premium payments may be paid at any time during the annuitant's lifetime and before the retirement date and must be for at least $50.

                       At the time of application, a premium reminder notice
                       schedule may be selected based on an annual, semi-annual
                       or quarterly payment. The owner will receive a premium
                       reminder notice at the specified interval. The owner may
                       change the amount and schedule of the premium reminder
                       notice. Also, under the Automatic Payment Plan, the owner
                       can select a monthly payment schedule pursuant to which
                       premium payments will be automatically deducted from a
                       bank account or other source rather than being "billed."
                       The Contract will not necessarily lapse even if premiums
                       are not paid.
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FREE-LOOK PERIOD       The Contract provides for an initial "free-look" period.
                       The owner has the right to return the Contract within 20
                       days of receiving it. When the Company receives the
                       returned Contract at its Home Office, it will cancel the
                       Contract and refund to the owner an amount equal to the
                       greater of the premiums paid under the Contract or the
                       sum of the accumulated value as of the date the returned
                       Contract is received by the Company at its Home Office
                       plus the amount of the annual administration charge and
                       any charges deducted from the Account.
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ALLOCATION OF PREMIUMS If the application for a Contract is properly completed and is accompanied by all the information necessary to process it, including payment of the initial premium, the initial premium will be allocated to the Money Market
                       Subaccount within two business days of receipt of such premium by the Company at its Home Office. If the application is not properly completed, the Company reserves the right to retain the premium for up to five business days while it attempts to complete the application. If the application is not complete at the end of the 5-day period, the Company will inform the applicant of the reason for the delay and the initial premium will be returned immediately, unless the applicant specifically consents to the Company retaining the premium until the application is complete.

                       At the time of application, the owner selects how the initial premium is to be allocated among the Subaccounts and the Declared Interest Option. Any allocation must be for at least 10% of a premium payment and be in whole percentages.

                       The initial premium will be allocated to the Money Market Subaccount for a 10-day period following the Contract date. After the expiration of the 10-day period, the amount in the Money Market Subaccount will be allocated among the Subaccounts and the Declared Interest Option in accordance with the owner's percentage allocation in the application. Any subsequent premiums will be allocated at the end of the valuation period in which the subsequent premium is received by the Company in the same manner, unless the allocation percentages are changed. Subsequent premiums will be allocated in accordance with the allocation schedule in effect at the time the premium payment is received. However, owners may direct individual payments to a specific Subaccount or the Declared Interest Option (or any combination thereof) without changing the existing allocation schedule.

                       The allocation schedule may be changed by the owner at any time by written notice. Changing the allocation schedule will not change the allocation of existing accumulated values among the Subaccounts or the Declared Interest Option.

                       The accumulated values allocated to a Subaccount will vary with that Subaccount's investment experience, and the owner bears the entire investment risk. Owners should periodically review their premium allocation schedule in light of market conditions and their overall financial objectives.
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VARIABLE ACCUMULATED VALUE
                       The variable accumulated value will reflect the investment experience of the selected Subaccounts, any premiums paid, any surrenders or partial withdrawals, any transfers and any charges assessed in connection with the Contract. There is no guaranteed minimum variable accumulated value, and, because a Contract's variable accumulated value on any future date depends upon a number of variables, it cannot be predetermined.

                        CALCULATION OF VARIABLE ACCUMULATED VALUE. The variable accumulated value is determined at the end of each valuation period. The value will be the aggregate of the values attributable to the Contract in each of the Subaccounts, determined for each Subaccount by multiplying that Subaccount's unit value for the relevant valuation period by the number of Subaccount units allocated to the Contract.

                        DETERMINATION OF NUMBER OF UNITS. Any amounts allocated to the Subaccounts will be converted into Subaccount units. The number of units to be credited to a Contract is determined by dividing the dollar amount being allocated to a Subaccount by the unit value for that Subaccount at the end of the valuation period during which the amount was allocated. The number of units in any Subaccount will be increased at the end of the valuation period by any premiums allocated to the Subaccount during the current valuation period and by any amounts transferred to the Subaccount from another Subaccount or the Declared Interest Option during the current valuation period. The number of units in any Subaccount will be decreased at the end of the valuation period by any amounts transferred from that Subaccount to another Subaccount or the Declared Interest Option, any amounts withdrawn during the current valuation period, any surrender charge assessed upon a partial withdrawal or surrender and the annual administrative charge, if assessed during the current valuation period.

                        DETERMINATION OF UNIT VALUE. The unit value for each Subaccount's first valuation period is set at $10. The unit value for a Subaccount is calculated for each subsequent valuation period by dividing (a) by (b) where:

                               (a) is the net result of:

                                  1.  the value of the net assets in the
                              Subaccount at the end of the preceding valuation period; plus

                                  2.  the investment income, dividends and
                              capital gains, realized or unrealized, credited to the Subaccount during the current valuation period; minus

                                  3.  the capital losses, realized or
                              unrealized, charged against the Subaccount during the current valuation period; minus

                                  4. any amount charged for taxes or any amount set aside during the valuation period as a provision for taxes attributable to the Subaccount; minus

                                  5. the daily amount charged for mortality and expense risks for each day of the current valuation period; and

                               (b) the number of units outstanding at the end of
                           the preceding valuation period.
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TRANSFER PRIVILEGE     Before the retirement date, an owner may transfer all or
                       part of an amount in a Subaccount to another Subaccount or the Declared Interest Option at any time, or transfer up to 25% of an amount in the Declared Interest Option to one or more Subaccounts. However, if a transfer request would reduce the amount in the Declared Interest Option below $1,000, the owner may transfer the entire amount from the Declared Interest Option. The minimum transfer amount must be the lesser of $100 or the entire amount in that Subaccount or the Declared Interest Option.

                       The transfer will be made as of the business day on or next following the day written notice requesting such transfer is received at the Home Office. There is no limit on the number of transfers that can be made among or between Subaccounts or the Declared Interest Option. (See "Transfers from Declared Interest Option.")

                       There is no charge for the first twelve transfers during a Contract Year. The Company may charge $25 for each subsequent transfer during a Contract Year. Unless paid in cash, the transfer processing fee will be deducted on a pro-rata basis from the Subaccounts or Declared Interest Option to which the transfer is made.

                       Transfers may be made based upon instructions given by telephone, provided the appropriate election has been made at the time of application or proper authorization is provided to the Company. The Company reserves the right to suspend telephone transfer privileges at any time, for any class of Contracts, for any reason.
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PARTIAL WITHDRAWALS AND SURRENDERS
                        PARTIAL WITHDRAWALS. At any time before the retirement date, an owner may make a partial withdrawal of the accumulated value. The minimum amount which may be withdrawn is $500; the maximum amount is that which would leave the remaining accumulated value equal to or less than $2,000. A partial withdrawal request that would reduce the accumulated value to $2,000 or less will be treated as a full surrender of the Contract. The Company will withdraw the amount requested from the accumulated value as of the Business Day on or next following the day written notice requesting the partial withdrawal is received at the Home Office. Any applicable surrender charge will, at the election of the owner, be deducted from the remaining accumulated value or be deducted from the amount withdrawn. (See "Surrender Charge.")

                       The owner may specify the amount of the partial withdrawal to be made from certain Subaccounts or the Declared Interest Option. If the owner does not so specify, or if the amount in the designated Subaccount(s) or Declared Interest Option is inadequate to comply with the request, the partial withdrawal will be made from each Subaccount and the Declared Interest Option based on the proportion that the value in such Subaccount bears to the total accumulated value on the date the request is received at the Home Office.

                       A partial withdrawal may have adverse federal income tax consequences, including a penalty tax. (See "Taxation of Annuities.")

                        SURRENDER. At any time before the retirement date, the owner may request a surrender of the contract for its net accumulated value. The net accumulated value will be determined as of the Business Day on or next following the date written notice requesting surrender and the Contract are received at the Home Office. The net accumulated value will be paid in a lump sum unless the owner requests payment under a payment option. A surrender may have adverse federal income tax consequences. (See "Taxation of Annuities.")

                        SURRENDER AND PARTIAL WITHDRAWAL RESTRICTIONS. The owner's right to make surrenders and partial withdrawals is subject to any restrictions imposed by applicable law or employee benefit plan.

                        RESTRICTIONS ON DISTRIBUTIONS FROM CERTAIN TYPES OF CONTRACTS. There are certain restrictions on surrenders and partial withdrawals of Contracts used as funding vehicles for Code Section 403(b) retirement plans.
                       Section 403(b)(11) of the Code restricts the distribution under Section 403(b) annuity contracts of: (i) elective contributions made in years beginning after December 31, 1988; (ii) earnings on those contributions; and (iii) earnings in such years on amounts held as of the last year beginning before January 1, 1989. Distributions of those amounts may only occur upon the death of the employee, attainment of age 59 1/2, separation from service, disability or financial hardship. In addition, income attributable to elective contributions may not be distributed in the case of hardship.
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SPECIAL TRANSFER AND WITHDRAWAL OPTIONS
                        DOLLAR COST AVERAGING. Dollar Cost Averaging is a special type of automatic transfer. Under this option, an owner may periodically transfer a specified amount in a Subaccount or the Declared Interest Option into up to ten other Subaccounts or the Declared Interest Option. The use of Dollar Cost Averaging is subject to all the same provisions and limitations as regular transfers described above and are considered in the twelve free transfers during a Contract Year.



                        SYSTEMATIC WITHDRAWALS. The Systematic Withdrawal option allows for automatic partial withdrawals. Under this option, specified amounts may be periodically withdrawn from the Contract's accumulated value. The owner may specify the allocation of the withdrawals among the Subaccounts and Declared Interest Option. The use of the Systematic Withdrawal option is subject to all the same provisions and limitations as regular partial withdrawals described above.


                       The Company prohibits the use of these two options at the same time.
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DEATH BENEFIT BEFORE THE RETIREMENT DATE
                        DEATH OF OWNER. If an owner dies prior to the retirement date, any surviving owner becomes the sole owner. If there is no surviving owner, the annuitant becomes the new owner unless the deceased owner was also the annuitant. If the sole deceased owner was also the annuitant, then the provisions relating to the death of an annuitant (described below) will govern unless the deceased owner was one of two joint annuitants. (In the latter event, the surviving annuitant becomes the owner.)

                       The following options are available to the sole surviving owners or new owners:

                               1. If the owner is the spouse of the deceased owner, he or she may continue the Contract as the new owner.

                               2.  If the owner is not the spouse of the
                           deceased owner:

                                  (a) he or she may elect to receive the net
                              accumulated value in a single sum within 5 years of the deceased owner's death; or


                                  (b) he or she may elect to receive the net
                              accumulated value paid out under one of the annuity payment options, with payments beginning within one year after the date of the owner's death and with payments being made over the lifetime of the owner, or over a period that does not exceed the life expectancy of the owner.


                       Under either of these options, sole surviving owners or new owners may exercise all ownership rights and privileges from the date of the deceased owner's death until the date that the net accumulated value is paid.

                        DEATH OF AN ANNUITANT. If the annuitant dies before the retirement date, the Company will pay the death benefit under the Contract to the beneficiary. If there is no surviving beneficiary, the Company will pay the death benefit to the owner or the owner's estate. If the annuitant's age on the Contract Date was less than 76, the death benefit is equal to the greater of the sum of the premiums paid less the sum of all partial withdrawal reductions (including applicable surrender charges), the accumulated value on the date the Company receives due proof of the annuitant's death, or the accumulated value on the most recent Contract Anniversary (plus subsequent premiums paid and less subsequent partial withdrawals). If the annuitant's age on the Contract Date was 76 or older, the death benefit is equal to the greater of the sum of the premiums paid less the sum of all partial withdrawal reductions (including applicable surrender charges) as of the date the Company receives due proof of death, or the accumulated value as of the date the Company receives due proof of death.



                       A partial withdrawal reduction is defined as a) the death benefit immediately prior to withdrawal times b) the amount of the partial withdrawal (including applicable surrender charges) divided by c) the accumulated value immediately prior to withdrawal.


                       There is no death benefit payable if the annuitant dies after the retirement date. The death benefit will be paid to the beneficiary in a lump sum unless the owner or beneficiary elects a payment option.

                       If the annuitant who is also the the owner dies, the provisions described immediately above apply except that the beneficiary may only apply the death benefit payment to an annuity payment option if:

                               1. payments under the option begin within 1 year of the annuitant's death; and

                               2. payments under the option are payable over the beneficiary's life or over a period not greater than the beneficiary's life expectancy.

                       If the owner's spouse is the designated beneficiary, the Contract may be continued with such surviving spouse as the new owner.
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DEATH BENEFIT AFTER THE RETIREMENT DATE
                       If an owner dies on or after the retirement date, any surviving owner becomes the sole owner. If there is no surviving owner, the payee receiving annuity payments becomes the new owner. Such owners will have the rights of owners during the annuity period, including the right to name successor payees if the deceased owner had not previously done so.


                       If the annuitant dies before 120 payments have been received, any remaining payments will be paid to the beneficiary. There is no death benefit payable if the annuitant dies after the retirement date.


                       Other rules may apply to a Qualified Contract.
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PROCEEDS ON THE RETIREMENT DATE
                       The retirement date is selected by the owner. For Non-Qualified Contracts, the retirement date may not be after the later of the annuitant's age 70 or 10 years after the Contract date. For Qualified Contracts, the retirement date must be no later than the annuitant's age 70 1/2 or such other date as meets the requirements of the Code.

                       On the retirement date, the proceeds will be applied under the life income annuity payment option with ten years guaranteed, unless the owner chooses to have the proceeds paid under another payment option or in a lump sum. (See "Payment Options.") If a payment option is elected, the amount that will be applied is the accumulated value less any applicable surrender charge. If a lump sum payment is chosen, the amount paid will be the net accumulated value on the retirement date.

                       The retirement date may be changed subject to these limitations: the owner's written notice must be received at the Home Office at least 30 days before the current retirement date; the requested retirement date must be a date that is at least 30 days after receipt of the written notice; and the requested retirement date must be no later than the annuitant's 70th birthday or any earlier date required by law.

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PAYMENTS Any surrender, partial withdrawal or death benefit will usually be paid within seven days of receipt of a written request, any information or documentation reasonably necessary to process the request and, in the case of a death benefit, receipt and filing of due proof of death. However, payments may be postponed if:

                               1. the New York Stock Exchange is closed, other than customary weekend and holiday closings, or trading on the exchange is restricted as determined by the SEC; or

                               2. the SEC permits by an order the postponement for the protection of owners; or

                               3. the SEC determines that an emergency exists that would make the disposal of securities held in the Account or the determination of the value of the Account's net assets not reasonably practicable.

                       If a recent check or draft has been submitted, the Company has the right to delay payment until it has assured itself that the check or draft has been honored.

                       The Company has the right to defer payment of any
                       surrender, partial withdrawal or transfer from the
                       Declared Interest Option for up to six months from the
                       date of receipt of written notice for such a surrender,
                       withdrawal or transfer. If payment is not made within 30
                       days after receipt of documentation necessary to complete
                       the transaction, or such shorter period as required by a
                       particular jurisdiction, interest will be added to the
                       amount paid from the date of receipt of documentation at
                       3% or such higher rate required for a particular state.
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MODIFICATION           Upon notice to the owner, the Company may modify the
                       Contract if:

                               1. necessary to make the Contract or the Account comply with any law or regulation issued by a governmental agency to which the Company is subject; or

                               2. necessary to assure continued qualification of the Contract under the Code or other federal or state laws relating to retirement annuities or variable annuity contracts; or

                               3.  necessary to reflect a change in the
                           operation of the Account; or

                               4. the modification provides additional Account and/or fixed accumulation options.

                       In the event of most such modifications, the Company will
                       make appropriate endorsement to the Contract.
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REPORTS TO OWNERS      At least annually, the Company will mail to each owner,
                       at such owner's last known address of record, a report
                       containing the accumulated value (including the
                       accumulated value in each Subaccount and the Declared
                       Interest Option) of the Contract, premiums paid and
                       charges deducted since the last report, partial
                       withdrawals made since the last report and any further
                       information required by any applicable law or regulation.
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INQUIRIES              Inquiries regarding a Contract may be made by writing to
                       the Company at its Home Office.
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                   THE DECLARED INTEREST OPTION
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                       An owner may allocate some or all of the premiums and transfer some or all of the accumulated value to the Declared Interest Option, which is part of the General
                       Account and pays interest at declared rates guaranteed for each Contract year (subject to a minimum guaranteed interest rate of 3%). The principal, after deductions, is also guaranteed. The Company's General Account supports its insurance and annuity obligations.

                       The Declared Interest Option has not been, and is not required to be, registered with the SEC under the Securities Act of 1933 (the "1933 Act"), and neither the Declared Interest Option nor the Company's General Account has been registered as an investment company under the 1940 Act. Therefore, neither the Company's General Account, the Declared Interest Option, nor any interests therein are generally subject to regulation under the 1933 Act or the 1940 Act. The disclosures relating to these accounts which are included in this Prospectus are for the owner's information and have not been reviewed by the SEC. However, such disclosures may be subject to certain generally applicable provisions of Federal securities laws relating to the accuracy and completeness of statements made in prospectuses.

                       The portion of the accumulated value allocated to the Declared Interest Option (the "Declared Interest Option accumulated value") will be credited with rates of interest, as described below. Since the Declared Interest Option is part of the General Account, the Company assumes the risk of investment gain or loss on this amount. All assets in the General Account are subject to the Company's general liabilities from business operations.
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MINIMUM GUARANTEED AND CURRENT INTEREST RATES
                       The Declared Interest Option cash value is guaranteed to accumulate at a minimum effective annual interest rate of 3%. The Company intends to credit the Declared Interest Option accumulated value with current rates in excess of the minimum guarantee but is not obligated to do so. These current interest rates are influenced by, but do not necessarily correspond to, prevailing general market interest rates. Any interest credited on the amounts in the Declared Interest Option in excess of the minimum guaranteed rate of 3% per year will be determined in the sole discretion of the Company. The owner, therefore, assumes the risk that interest credited may not exceed the guaranteed rate.

                       From time to time, the Company establishes new current interest rates for the Declared Interest Option under the Contracts. The rate applicable for a particular Contract is the rate in effect on the most recent Contract anniversary. This rate remains unchanged for that Contract until the next Contract anniversary (i.e., for the entire Contract year). During each Contract year, the entire Declared Interest Option accumulated value (including amounts allocated or transferred to the Declared Interest Option during that year) is credited with the interest rate in effect for that Contract year. Once credited, interest becomes part of the Declared Interest Option accumulated value.

                       The Company reserves the right to change the method of crediting interest from time to time, provided that such changes do not have the effect of reducing the guaranteed rate of interest below 3% per annum or shorten the period for which the current interest rate applies to less than a Contract year (except for the year in which such amount is received or transferred).

                        CALCULATION OF DECLARED INTEREST OPTION ACCUMULATED VALUE. The Declared Interest Option accumulated value at any time is equal to amounts allocated and transferred to
                       it, plus interest credited less amounts deducted,
                       transferred or withdrawn.
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TRANSFERS FROM DECLARED INTEREST OPTION
                       An unlimited number of transfers are allowed from the
                       Declared Interest Option to any or all of the Subaccounts
                       in each Contract year. The amount transferred from the
                       Declared Interest Option may not exceed 25% of the
                       Declared Interest Option accumulated value on the date of
                       transfer, unless the balance after the transfer would be
                       less than $1,000, in which case the entire amount may be
                       transferred.
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PAYMENT DEFERRAL       The Company has the right to defer payment of any
                       surrender, partial withdrawal or transfer from the Declared Interest Option up to six months from the date of receipt of the written notice for surrender or transfer.

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                   CHARGES AND DEDUCTIONS
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SURRENDER CHARGE (CONTINGENT DEFERRED SALES CHARGE)
                        GENERAL. No charge for sales expenses is deducted from premiums at the time premiums are paid. However, within certain time limits described below, a surrender charge (contingent deferred sales charge) is deducted from the accumulated value if a partial withdrawal or surrender is made before the retirement date. Also, as described below, a surrender charge may be deducted from amounts applied to certain payment options.

                       In the event surrender charges are not sufficient to cover sales expenses, the loss will be borne by the Company; conversely, if the amount of such charges proves more than enough, the excess will be retained by the Company.

                        CHARGE FOR PARTIAL WITHDRAWAL OR SURRENDER. During the first six Contract years, if a partial withdrawal or surrender is made, the applicable surrender charge will be as follows:

                          CONTRACT YEAR IN           CHARGE AS PERCENTAGE
                          WHICH SURRENDER OCCURS     OF AMOUNT SURRENDERED
                          -------------------------  ---------------------
                          1........................             6%
                          2........................             5
                          3........................             4
                          4........................             3
                          5........................             2
                          6........................             1
                          7 and After..............             0

                       No surrender charge is deducted if the partial withdrawal or surrender occurs after six full Contract years.

                       In no event will the total surrender charges assessed under a Contract exceed 8.5% of the total premiums paid under that Contract.

                       If the Contract is being surrendered, the surrender charge is deducted from the accumulated value in determining the net accumulated value. For a partial withdrawal, the surrender charge may, at the election of the owner, be deducted from the accumulated value remaining after the amount requested is withdrawn or be deducted from the amount of the withdrawal requested.

                        AMOUNTS NOT SUBJECT TO SURRENDER CHARGE. For partial withdrawals in each Contract year after the first
                       Contract year, up to 10% of the accumulated value on the most recent Contract Anniversary may be withdrawn without a current surrender charge. If the Contract is subsequently surrendered during the Contract Year, a surrender charge will be applied to partial withdrawals taken during that Contract Year, as well as to the amount surrendered.

                       Any amounts surrendered in excess of 10% of the accumulated value will be assessed a surrender charge. This right is not cumulative from Contract year to Contract year.

                        SURRENDER CHARGE AT THE RETIREMENT DATE. If any payment option is selected at the retirement date other than options 2-5 described below (see "Payment Options"), the surrender charge is assessed against the accumulated value applied to that option. If payment options 3 or 5 are selected, no surrender charge is assessed and if payment options 2 or 4 are selected, the surrender charge is applied by adding the fixed number of years for which payments will be made under the option to the number of Contract years since the Contract date and using this sum in the surrender charge table.

                        WAIVER OF SURRENDER CHARGE. Upon written notice from the owner before the retirement date, the surrender charge may be waived after the first Policy Year on any partial withdrawal or surrender if the annuitant is terminally ill as defined in the Contract, stays in a qualified nursing center for 90 days, or is required to satisfy Internal Revenue Code minimum distribution requirements.

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ANNUAL ADMINISTRATIVE CHARGE
                       On the Contract date and on each Contract anniversary prior to the retirement date, the Company deducts from the accumulated value an annual administrative charge of $30 to reimburse it for administrative expenses relating to the Contract. (If the Contract date falls on Thanksgiving, the Friday following Thanksgiving or the weekend following Thanksgiving; or on the 27th or 28th day of February, 1999, the annual administrative charge will be deducted on the preceding Business Day.) The charge will be deducted from each Subaccount and the Declared Interest Option based on the proportion that the value in each such Subaccount bears to the total accumulated value. No annual administrative charge is payable during the annuity payment period.

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TRANSFER PROCESSING
FEE There is no charge for the first twelve transfers during a Contract Year. The Company may charge $25 for each subsequent transfer during a Contract year. Unless paid in cash, the transfer processing fee will be deducted on a pro-rata basis from the Subaccounts or Declared Interest Option to which the transfer is made.
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MORTALITY AND EXPENSE RISK CHARGE
                       To compensate the Company for assuming mortality and expense risks, the Company deducts a daily mortality and expense risk charge from the assets of the Account. The charge is at an annual rate of 1.40% (daily rate of 0.0038091%) (approximately 1.01% for mortality risk and 0.39% for expense risk).

                       The mortality risk the Company assumes is that annuitants
                       may live for a longer period of time than estimated when
                       the guarantees in the Contract were established. Because
                       of these guarantees, each payee is assured that longevity
                       will not have an adverse effect on the annuity payments
                       received. The mortality risk that the Company assumes
                       also includes a guarantee to pay a death benefit if the
                       owner/annuitant dies before the retirement date. The
                       expense risk that the Company assumes is the risk that
                       the administrative fees and transfer fees may be
                       insufficient to cover actual future expenses.
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INVESTMENT OPTION EXPENSES
                       Because the Account purchases shares of the Investment
                       Options, the net assets of the Account will reflect the
                       investment advisory fees and other operating expenses
                       incurred by each Investment Option. (See the Expense
                       Tables in this prospectus and the accompanying Investment
                       Option prospectuses.)
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PREMIUM TAXES          Currently, no charge or deduction is made under the
                       Contracts for premium taxes. The Company reserves the
                       right, however, to deduct such taxes from accumulated
                       value. Various states and other governmental entities
                       levy a premium tax, currently ranging up to 3.5%, on
                       annuity contracts issued by insurance companies. Premium
                       tax rates are subject to change, from time to time, by
                       legislative and other governmental action.
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OTHER TAXES            Currently, no charge is made against the Account for any
                       federal, state or local taxes that the Company incurs or
                       that may be attributable to the Account or the Contracts.
                       The Company may, however, make such a charge in the
                       future for any such tax or economic burden on the Company
                       resulting from the application of the tax laws that it
                       determines to be properly attributable to the Account or
                       Contracts.
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                   PAYMENT OPTIONS
--------------------------------------------------------------------------------
                       The Contract ends on the retirement date, at which time the accumulated value (or, under certain options, the net accumulated value) will be applied under a payment option, unless the owner elects to receive the net accumulated value in a single sum. If an election of a payment option has not been filed at the Home Office on the retirement date, the proceeds will be paid as a life income annuity with payments for ten years guaranteed.
                       Prior to the retirement date, the owner can have the entire net accumulated value applied under a payment option, or a beneficiary can have the death benefit applied under a payment option. The Contract must be surrendered so that the applicable amount can be paid in a lump sum or a supplemental contract for the applicable payment option can be issued.

                       The payment options available are described below. The
                       term "payee" means a person who is entitled to receive
                       payment under that option. The payment options are fixed,
                       which means that each option has a fixed and guaranteed
                       amount to be paid during the annuity payment period that
                       is not in any way dependent upon the investment
                       experience of the Account.
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ELECTION OF OPTIONS    An option may be elected, revoked or changed at any time
                       before the retirement date while the annuitant is living.
                       If an election is not in effect at the annuitant's death or if payment is to be made in one sum under an existing election, the beneficiary may elect one of the options after the death of the owner/annuitant.

                       An election of payment options and any revocation or change must be made by written notice and signed by the owner or beneficiary, as appropriate.

                       The Company reserves the right to refuse the election of a payment option other than paying the proceeds in a lump sum if: 1) the total payments together would be less than $2,000; 2) each payment would be less than $20; or 3) the payee is an assignee, estate, trustee, partnership, corporation or association.
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DESCRIPTION OF OPTIONS
                        OPTION 1--INTEREST INCOME. To have the proceeds left with the Company to earn interest at a rate to be determined by the Company. Interest will be paid every month or every 3, 6 or 12 months as the payee selects. Under this option, the payee may withdraw part or all of the proceeds at any time.

                        OPTION 2--INCOME FOR A FIXED TERM. To have the proceeds paid out in equal installments for a fixed number of years.

                        OPTION 3--LIFE INCOME OPTION WITH TERM CERTAIN. To have the proceeds paid in equal amounts (at intervals elected by the payee) during the payee's lifetime with the guarantee that payments will be made for a period of not less than the specified number of years. Under this option, at the death of a payee having no beneficiary (or where the beneficiary died prior to the payee), the present value of the current dollar amount on the date of death of any remaining guaranteed payments will be paid in one sum to the executors or administrators of the payee's estate. Also under this option, if any beneficiary dies while receiving payment, the present value of the current dollar amount on the date of death of any remaining guaranteed payments will be paid in one sum to the executors or administrators of the beneficiary's estate. Calculation of such present value shall be no less than 3%.

                        OPTION 4--INCOME FOR FIXED AMOUNT. To have the proceeds paid out in equal installments (at intervals elected by the payee) of a specific amount. The payments will continue until all the proceeds plus interest have been paid out.

                        OPTION 5--JOINT AND TWO-THIRDS TO SURVIVOR MONTHLY LIFE INCOME. To have proceeds paid out in equal installments for as long as two joint payees live. When one payee dies, installments of two-thirds of the first installment will be paid to the surviving payee until he or she dies.

                       The amount of each payment will be determined from the tables in the Contract which apply to the particular option using the payee's age and sex. Age will be determined from the last birthday at the due date of the first payment.

                        ALTERNATE PAYMENT OPTION. In lieu of one of the above options, the cash value, cash surrender value or death benefit, as applicable, may be settled under any other payment option made available by the Company or requested and agreed to by the Company.
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                   YIELDS AND TOTAL RETURNS
--------------------------------------------------------------------------------
                       From time to time, the Company may advertise or include in sales literature yields, effective yields and total returns for the Subaccounts. THESE FIGURES ARE BASED ON
                        HISTORICAL EARNINGS AND DO NOT INDICATE OR PROJECT FUTURE PERFORMANCE. Each Subaccount may, from time to time, advertise or include in sales literature performance relative to certain performance rankings and indices compiled by independent organizations. More detailed information as to the calculation of performance, as well as comparisons with unmanaged market indices, appears in the Statement of Additional Information.

                       Effective yields and total returns for the Subaccounts are based on the investment performance of the corresponding Investment Option. Each Investment Option's performance in part reflects the Investment Option's expenses. (See the accompanying Investment Option Prospectuses.)

                       The yield of the Money Market Subaccount refers to the annualized income generated by an investment in the Subaccount over a specified seven-day period. The yield is calculated by assuming that the income generated for that seven-day period is generated each seven-day period over a 52-week period and is shown as a percentage of the investment. The effective yield is calculated similarly but, when annualized, the income earned by an investment in the Subaccount is assumed to be reinvested. The effective yield will be slightly higher than the yield because of the compounding effect of this assumed reinvestment.

                       The yield of a Subaccount (except the Money Market Subaccount) refers to the annualized income generated by an investment in the Subaccount over a specified 30-day or one-month period. The yield is calculated by assuming that the income generated by the investment during that 30-day or one-month period is generated each period over a 12-month period and is shown as a percentage of the investment.

                       The total return of a Subaccount refers to return quotations assuming an investment under a Contract has been held in the Subaccount for various periods of time. When a Subaccount has been in operation for one, five and ten years, respectively, the total return for these periods will be provided. For periods prior to the date the Account commenced operations, performance information will be calculated based on the performance of the Investment Options and the assumption that the Subaccounts were in existence for the same periods as those indicated for the Investment Options, with the level of Contract charges that were in effect at the inception of the Subaccounts for the Contracts.

                       The average annual total return quotations represent the average annual compounded rates of return that would equate an initial investment of $1,000 under a Contract to the redemption value of that investment as of the last day of each of the periods for which total return quotations are provided. Average annual total return information shows the average percentage change in the value of an investment in the Subaccount from the beginning date of the measuring period to the end of that period. This standardized version of average annual total return reflects all historical investment results less all charges and deductions applied against the Subaccount (including any surrender charge that would apply if an owner terminated the Contract at the end of each period indicated, but excluding any deductions for premium taxes).

                       In addition to the standard version described above, total return performance information computed on two different non-standard bases may be used in advertisements or sales literature. Average annual total return information may be presented, computed on the same basis as described above, except deductions will not include the surrender charge. In addition, the Company may, from time to time, disclose cumulative total return for Contracts funded by Subaccounts.

                       From time to time, yields, standard average annual total returns and non-standard total returns for the Fund's Investment Options may be disclosed, including such disclosures for periods prior to the date the Account commenced operations.

                       Non-standard performance data will only be disclosed if the standard performance data for the required periods is also disclosed. For additional information regarding the calculation of other performance data, please refer to the Statement of Additional Information.

                       In advertising and sales literature, the performance of each Subaccount may be compared to the performance of other variable annuity issuers in general, or to the performance of particular types of variable annuities investing in mutual funds or investment portfolios of mutual funds with investment objectives similar to each of the Subaccounts. Lipper Analytical Services, Inc. ("Lipper") and the Variable Annuity Research Data Service ("VARDS") are independent services which monitor and rank the performance of variable annuity issuers in each of the major categories of investment objectives on an industry-wide basis.

                       Lipper's rankings include variable life insurance issuers as well as variable annuity issuers. VARDS rankings compare only variable annuity issuers. The performance analyses prepared by Lipper and VARDS each rank such issuers on the basis of total return, assuming reinvestment of distributions, but do not take sales charges, redemption fees or certain expense deductions at the separate account level into consideration. In addition, VARDS prepares risk rankings, which consider the effects of market risk on total return performance. This type of ranking provides data as to which funds provide the highest total return within various categories of funds defined by the degree of risk inherent in their investment objectives.

                       Advertising and sales literature may also compare the performance of each Subaccount to the Standard & Poor's Index of 500 Common Stocks, a widely used measure of stock performance. This unmanaged index assumes the reinvestment of dividends but does not reflect any "deduction" for the expense of operating or managing an investment portfolio. Other independent ranking services and indices may also be used as a source of performance comparison.

                       The Company may also report other information including
                       the effect of tax-deferred compounding on a Subaccount's
                       investment returns, or returns in general, which may be
                       illustrated by tables, graphs or charts. All income and
                       capital gains derived from Subaccount investments are
                       reinvested and can lead to substantial long-term
                       accumulation of assets, provided that the underlying
                       Portfolio's investment experience is positive.
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                   FEDERAL TAX MATTERS
                       THE FOLLOWING DISCUSSION IS GENERAL AND IS NOT INTENDED
                       AS TAX ADVICE
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INTRODUCTION           This discussion is not intended to address the tax
                       consequences resulting from all of the situations in which a person may be entitled to or may receive a distribution under the annuity contract issued by the Company. Any person concerned about these tax implications should consult a competent tax adviser before initiating any transaction. This discussion is based upon the Company's understanding of the present
                       Federal income tax laws, as they are currently interpreted by the Internal Revenue Service. No representation is made as to the likelihood of the continuation of the present federal income tax laws or of the current interpretation by the Internal Revenue
                       Service. Moreover, no attempt has been made to consider any applicable state or other tax laws.

                       The Contract may be purchased on a non-qualified basis ("Non-Qualified Contract") or purchased and used in connection with plans qualifying for favorable tax treatment ("Qualified Contract"). The Qualified Contract is designed for use by individuals whose premium payments are comprised solely of proceeds from and/or contributions under retirement plans which are intended to qualify as plans entitled to special income tax treatment under Sections 401(a), 403(b), or 408 of the Internal Revenue Code of 1986, as amended (the "Code"). The ultimate effect of federal income taxes on the amounts held under a Contract, or annuity payments, and on the economic benefit to the owner, the annuitant or the beneficiary depends on the type of retirement plan, on the tax and employment status of the individual concerned, and on the Company's tax status. In addition, certain requirements must be satisfied in purchasing a Qualified Contract with proceeds from a tax-qualified plan and receiving distributions from a Qualified Contract in order to continue receiving favorable tax treatment. Therefore, purchasers of Qualified Contracts should seek competent legal and tax advice regarding the suitability of a Contract for their situation, the applicable requirements and the tax treatment of the rights and benefits of a Contract. The following discussion assumes that Qualified Contracts are purchased with proceeds from and/or contributions under retirement plans that qualify for the intended special federal income tax treatment.
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TAX STATUS OF THE CONTRACT
                        DIVERSIFICATION REQUIREMENTS. Section 817(h) of the Code provides that separate account investments underlying a contract must be "adequately diversified" in accordance with Treasury regulations in order for the contract to qualify as an annuity contract under Section 72 of the Code. The Account, through each Portfolio of the Fund, intends to comply with the diversification requirements prescribed in regulations under Section 817(h) of the Code, which affect how the assets in the various Subaccounts may be invested. Although the Company does not have control over the Fund in which the Account invests, we believe that each Portfolio in which the Account owns shares will meet the diversification requirements, and therefore, the Contract will be treated as an annuity contract under the Code.

                       In certain circumstances, owners of variable annuity contracts may be considered the owners, for federal income tax purposes, of the assets of the separate account used to support their contracts. In those circumstances, income and gains from the separate account assets would be includible in the variable annuity contract owner's gross income. Several years ago, the IRS stated in published rulings that a variable contract owner will be considered the owner of separate account assets if the contract owner possesses incident of ownership in those assets, such as the ability to exercise investment control over the assets. More recently, the Treasury Department announced, in connection with the issuance of regulations concerning investment diversification, that those regulations "do not provide guidance concerning the circumstances in which investor control of the investments of a segregated asset account may cause the investor (I.E., the contract owner), rather than the insurance company, to be treated as the owner of the assets in the account." This announcement also states that guidance would be issued by way of regulations or rulings on the "extent to which policyholders may direct their investments to particular subaccounts without being treated as owners of the underlying assets."

                       The ownership rights under the Contracts are similar to, but different in certain respects from, those described by the Service in rulings in which it was determined that contract owners were not owners of separate account assets. For example, the owner of a Contract has the choice of one or more Subaccounts in which to allocate premiums and Contract values, and may be able to transfer among Subaccounts more frequently than in such rulings. These differences could result in the contract owner being treated as the owner of the assets of the Account. In addition, the Company does not know what standards will be set forth, if any, in the regulations or rulings which the Treasury Department has stated it expects to issue. The Company therefore reserves the right to modify the Contract as necessary to attempt to prevent the contract owner from being considered the owner of the assets of the Account.

                        REQUIRED DISTRIBUTIONS. In order to be treated as an annuity contract for federal income tax purposes,
                       Section 72(s) of the Code requires any Non-Qualified Contract to provide that: (a) if any owner dies on or after the retirement date but prior to the time the entire interest in the contract has been distributed, the remaining portion of such interest will be distributed at least as rapidly as under the method of distribution being used as of the date of that owner's death; and (b) if any owner dies prior to the annuity commencement date, the entire interest in the Contract will be distributed within five years after the date of the owner's death. These requirements will be considered satisfied as to any portion of the owner's interest which is payable to or for the benefit of a "designated beneficiary" and which is distributed over the life of such beneficiary or over a period not extending beyond the life expectancy of that beneficiary, provided that such distributions begin within one year of that owner's death. The owner's "designated beneficiary" is the person designated by such owner as a beneficiary and to whom ownership of the contract passes by reason of death and must be a natural person. However, if the owner's "designated beneficiary" is the surviving spouse of the owner, the Contract may be continued with the surviving spouse as the new owner.

                       The Non-Qualified Contracts contain provisions which are intended to comply with the requirements of Section 72(s) of the Code, although no regulations interpreting these requirements have yet been issued. The Company intends to review such provisions and modify them if necessary to assure that they comply with the requirements of Code
                       Section 72(s) when clarified by regulation or otherwise.

                       Other rules may apply to Qualified Contracts.

                       The following discussion assumes that the Contracts will qualify as annuity contracts for federal income tax purposes.
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TAXATION OF ANNUITIES
                        IN GENERAL. Section 72 of the Code governs taxation of annuities in general. The Company believes that an owner who is a natural person is not taxed on increases in the value of a Contract until distribution occurs by withdrawing all or part of the cash value (e.g., partial surrenders and surrenders) or as annuity payments under the payment option elected. For this purpose, the assignment, pledge, or agreement to assign or pledge any portion of the cash value (and in the case of a Qualified Contract, any portion of an interest in the qualified plan) generally will be treated as a distribution. The taxable portion of a distribution (in the form of a single sum payment or payment option) is taxable as ordinary income.

                       The owner of any annuity contract who is not a natural person generally must include in income any increase in the excess of the cash value over the "investment in the contract" during the taxable year. There are some exceptions to this rule, and a prospective owner that is not a natural person may wish to discuss these with a competent tax adviser.

                       The following discussion generally applies to Contracts owned by natural persons.

                        PARTIAL WITHDRAWALS. In the case of a partial withdrawal from a Qualified Contract, under Section 72(e) of the
                       Code, a ratable portion of the amount received is taxable, generally based on the ratio of the "investment in the contract" to the participant's total accrued benefit or balance under the retirement plan. The "investment in the contract" generally equals the portion, if any, of any premium payments paid by or on behalf of the individual under a Contract which was not excluded from the individual's gross income. For Contracts issued in connection with qualified plans, the "investment in the contract" can be zero. Special tax rules may be available for certain distributions from Qualified Contracts.

                       In the case of a partial withdrawal from a Non-Qualified Contract, under Section 72(e) amounts received are generally first treated as taxable income to the extent that the cash value immediately before the partial withdrawal exceeds the "investment in the contract" at that time. Any additional amount withdrawn is not taxable.

                       In the case of a surrender under a Qualified or Non-Qualified Contract, the amount received generally will be taxable only to the extent it exceeds the "investment in the contract."

                       Section 1035 of the Code provides that no gain or loss shall be recognized on the exchange of one annuity contract for another. If the surrendered contract was issued prior to August 14, 1982, the tax rules formerly provided that the surrender was taxable only to the extent the amount received exceeds the owner's investment in the contract will continue to apply to amounts allocable to investments in that contract prior to August 14, 1982. In contrast, contracts issued after January 19, 1985 in a Code Section 1035 exchange are treated as new contracts for purposes of the penalty and distribution-at-death rules. Special rules and procedures apply to Section 1035 transactions. Prospective owners wishing to take advantage of Section 1035 should consult their tax adviser.

                        ANNUITY PAYMENTS. Although tax consequences may vary depending on the payment option elected under an annuity contract, under Code Section 72(b), generally (prior to recovery of the investment in the contract) gross income does not include that part of any amount received as an annuity under an annuity contract that bears the same ratio to such amount as the investment in the contract bears to the expected return at the annuity starting date. Stated differently, prior to recovery of the investment in the contract, generally, there is no tax on the amount of each payment which represents the same ratio that the "investment in the contract" bears to the total expected value of the annuity payments for the term of the payment; however, the remainder of each income payment is taxable. After the "investment in the contract" is recovered, the full amount of any additional annuity payments is taxable.

                        TAXATION OF DEATH BENEFIT PROCEEDS. Amounts may be distributed from a Contract because of the death of the owner. Generally, such amounts are includible in the income of the recipient as follows: (i) if distributed in a lump sum, they are taxed in the same manner as a surrender of the contract or (ii) if distributed under a payment option, they are taxed in the same way as annuity payments. For these purposes, the investment in the Contract is not affected by the owner's death. That is, the investment in the Contract remains the amount of any purchase payments which were not excluded from gross income.

                        PENALTY TAX ON CERTAIN WITHDRAWALS. In the case of a distribution pursuant to a Non-Qualified Contract, there may be imposed a federal penalty tax equal to 10% of the amount treated as taxable income. In general, however, there is no penalty on distributions:

                               1. made on or after the taxpayer reaches age 59 1/2;

                               2. made on or after the death of the holder (or if the holder is not an individual, the death of the primary annuitant);

                               3.  attributable to the taxpayer becoming
                           disabled;

                               4. as part of a series of substantially equal periodic payments (not less frequently than annually) for the life (or life expectancy) of the taxpayer or the joint lives (or joint life expectancies) of the taxpayer and his or her designated beneficiary;

                               5.  made under certain annuities issued in
                           connection with structured settlement agreements;

                               6.  made under an annuity contract that is
                           purchased with a single premium when the retirement date is no later than a year from purchase of the annuity and substantially equal periodic payments are made, not less frequently than annually, during the annuity payment period; and

                               7.  any payment allocable to an investment
                           (including earnings thereon) made before August 14, 1982 in a contract issued before that date.

                       Other tax penalties may apply to certain distributions under a Qualified Contract.

                        POSSIBLE CHANGES IN TAXATION. In past years, legislation has been proposed that would have adversely modified the federal taxation of certain annuities. For example, one
                       such proposal would have changed the tax treatment of
                       non-qualified annuities that did not have "substantial
                       life contingencies" by taxing income as it is credited to
                       the annuity. Although as of the date of this prospectus
                       Congress is not considering any legislation regarding
                       taxation of annuities, there is always the possibility
                       that the tax treatment of annuities could change by
                       legislation or other means (such as IRS regulations,
                       revenue rulings, judicial decisions, etc.). Moreover, it
                       is also possible that any change could be retroactive
                       (that is, effective prior to the date of the change).
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TRANSFERS, ASSIGNMENTS OR EXCHANGES OF A CONTRACT
                       A transfer of ownership of a Contract, the designation of
                       an annuitant, payee or other beneficiary who is not also
                       the owner, the selection of certain retirement dates or
                       the exchange of a Contract may result in certain tax
                       consequences to the owner that are
                       not discussed herein. An owner contemplating any such
                       transfer, assignment, selection or exchange of a Contract
                       should contact a competent tax adviser with respect to
                       the potential tax effects of such a transaction.
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WITHHOLDING            Pension and annuity distributions generally are subject
                       to withholding for the recipient's federal income tax
                       liability at rates that vary according to the type of
                       distribution and the recipient's tax status. Recipients,
                       however, generally are provided the opportunity to elect
                       not to have tax withheld from distributions. Effective
                       January 1, 1993, distributions from certain qualified
                       plans are generally subject to mandatory withholding.
                       Certain states also require withholding of state income
                       tax whenever federal income tax is withheld.
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MULTIPLE CONTRACTS     All non-qualified deferred annuity contracts entered into
                       after October 21, 1988 that are issued by the Company (or
                       its affiliates) to the same owner during any calendar
                       year are treated as one annuity Contract for purposes of
                       determining the amount includible in gross income under
                       Section 72(e). This rule could affect the time when
                       income is taxable and the amount that might be subject to
                       the 10% penalty tax described above. In addition, the
                       Treasury Department has specific authority to issue
                       regulations that prevent the avoidance of Section 72(e)
                       through the serial purchase of annuity contracts or
                       otherwise. There may also be other situations in which
                       the Treasury may conclude that it would be appropriate to
                       aggregate two or more annuity contracts purchased by the
                       same owner. Accordingly, a Contract owner should consult
                       a competent tax adviser before purchasing more than one
                       annuity contract.
--------------------------------------------------------------------------------
TAXATION OF QUALIFIED PLANS
                       The Contracts are designed for use with several types of qualified plans. The tax rules applicable to participants in these qualified plans vary according to the type of plan and the terms and conditions of the plan itself.
                       Special favorable tax treatment may be available for certain types of contributions and distributions. Adverse tax consequences may result from contributions in excess of specified limits; distributions prior to age 59 1/2
                       (subject to certain exceptions); distributions that do not conform to specified commencement and minimum distribution rules; aggregate distributions in excess of a specified annual amount; and in other specified circumstances. Therefore, no attempt is made to provide more than general information about the use of the Contracts with the various types of qualified retirement plans. Contract owners, the annuitants, and beneficiaries are cautioned that the rights of any person to any benefits under these qualified retirement plans may be subject to the terms and conditions of the plans themselves, regardless of the terms and conditions of the Contract, but the Company shall not be bound by the terms and conditions of such plans to the extent such terms contradict the Contract, unless the Company consents.
                       Some retirement plans are subject to distribution and other requirements that are not incorporated into our Contract administration procedures. Owners, participants and beneficiaries are responsible for determining that contributions, distributions and other transactions with respect to the Contracts comply with applicable law.
                       Brief descriptions follow of the various types of qualified retirement plans available in connection with a Contract. The Company will amend the Contract as necessary to conform it to the requirements of the Code.

                        CORPORATE PENSION AND PROFIT SHARING PLANS AND H.R. 10 PLANS. Section 401(a) of the Code permits corporate employers to establish various types of retirement plans for employees, and permits self-employed individuals to establish these plans for themselves and their employees. These retirement plans may permit the purchase of the Contracts to accumulate retirement savings under the plans. Adverse tax or other legal consequences to the plan, to the participant or both may result if this Contract is assigned or transferred to any individual as a means to provide benefit payments, unless the plan complies with all legal requirements applicable to such benefits prior to transfer of the Contract. Employers intending to use the Contract with such plans should seek competent advice.

                        INDIVIDUAL RETIREMENT ANNUITIES. Section 408 of the Code permits eligible individuals to contribute to an individual retirement program known as an "Individual Retirement Annuity" or "IRA". These IRAs are subject to limits on the amount that may be contributed, the persons who may be eligible and on the time when distributions may commence. Also, distributions from certain other types of qualified retirement plans may be "rolled over" on a tax-deferred basis into an IRA. Sales of the Contract for use with IRAs may be subject to special requirements of the Internal Revenue Service. Employers may establish Simplified Employee Pension (SEP) Plans to provide IRA contributions on behalf of their employees.

                        SIMPLE RETIREMENT ACCOUNTS. Beginning January 1, 1997, certain small employers may establish Simple Retirement
                       Accounts as provided by Section 408(p) of the Code, under which employees may elect to defer up to $6,000 (as increased for cost of living adjustments) as a percentage of compensation. The sponsoring employer is required to make a matching contribution on behalf of contributing employees. Distributions from a Simple Retirement Account are subject to the same restrictions that apply to IRA distributions and are taxed as ordinary income. Subject to certain exceptions, premature distributions prior to age 59 1/2 are subject to a 10% penalty tax, which is increased to 25% if the distribution occurs within the first two years after the commencement of the employee's participation in the plan. The failure of the Simple Retirement Account to meet Code requirements may result in adverse tax consequences.


                        ROTH IRAS. Effective January 1, 1998, section 408A of the Code permits certain eligible individuals to contribute to a Roth IRA. Contributions to a Roth IRA, which are subject to certain limitations, are not deductible and must be made in cash or as a rollover or transfer from another Roth IRA or other IRA. A rollover from or conversion of an IRA to a Roth IRA may be subject to tax and other special rules may apply. You should consult a tax adviser before combining any converted amounts with any other Roth IRA contributions, including any other conversion amounts from other tax years. Distributions from a Roth IRA generally are not taxed, except that, once aggregate distributions exceed contributions to the Roth IRA, income tax and a 10% penalty tax may apply to distributions made (1) before age 59 1/2 (subject to certain exceptions) or (2) during the five taxable years starting with the year in which the first contribution is made to the Roth IRA.


                        TAX SHELTERED ANNUITIES. Section 403(b) of the Code allows employees of certain Section 501(c)(3)
                       organizations and public schools to exclude from their gross income the premiums paid, within certain limits, on a Contract that will provide an annuity for the employee's retirement. These premiums may be subject to FICA (social security) tax. Code section 403(b)(11) restricts the distribution under Code section 403(b) annuity contracts of: (1) elective contributions made in years beginning after December 31, 1988; (2) earnings on those contributions; and (3) earnings in such years on amounts held as of the last year beginning before January 1, 1989. Distribution of those amounts may only occur upon death of the employee, attainment of age 59 1/2, separation from service, disability, or financial hardship. In addition, income attributable to elective contributions may not be distributed in the case of hardship.

                        RESTRICTIONS UNDER QUALIFIED CONTRACTS. Other restrictions with respect to the election, commencement or distribution of benefits may apply under Qualified Contracts or under the terms of the plans in respect of which Qualified Contracts are issued.
--------------------------------------------------------------------------------
POSSIBLE CHARGE FOR THE COMPANY'S TAXES
                       At the present time, the Company makes no charge to the Subaccounts for any Federal, state or local taxes that the Company incurs which may be attributable to such Subaccounts or the Contracts. The Company, however, reserves the right in the future to make a charge for any such tax or other economic burden resulting from the application of the tax laws that it determines to be properly attributable to the Subaccounts or to the Contracts.
--------------------------------------------------------------------------------
OTHER TAX CONSEQUENCES As noted above, the foregoing comments about the Federal tax consequences under these Contracts are not exhaustive, and special rules are provided with respect to other tax situations not discussed in the Prospectus. Further, the Federal income tax consequences discussed herein reflect the Company's understanding of current law and the law may change. Federal estate and state and local estate, inheritance and other tax consequences of ownership or receipt of distributions under a Contract depend on the individual circumstances of each owner or recipient of the distribution. A competent tax adviser should be consulted for further information.
--------------------------------------------------------------------------------
                   DISTRIBUTION OF THE CONTRACTS
--------------------------------------------------------------------------------
                       The Contracts will be offered to the public on a continuous basis. The Company does not anticipate discontinuing the offering of the Contracts, but reserves the right to discontinue the offering. Applications for Contracts are solicited by agents who are licensed by applicable state insurance authorities to sell the Company's variable annuity contracts and who are also registered representatives of EquiTrust Marketing, broker/dealers having selling agreements with EquiTrust Marketing or broker/dealers having selling agreements with such broker/dealers. EquiTrust Marketing (formerly FBL Marketing Services, Inc.) is registered with the SEC under the Securities Exchange Act of 1934 as a broker-dealer and is a member of the National Association of Securities Dealers, Inc.
                       EquiTrust Marketing acts as the Principal Underwriter, as defined in the 1940 Act, of the Contracts for the Account pursuant to an Underwriting Agreement between the Company and EquiTrust Marketing. EquiTrust Marketing is not obligated to sell any specific number of Contracts. EquiTrust Marketing's principal business address is the same as that of the Company.
                       The Company may pay sales representatives commissions up to an amount equal to 4% of the premiums paid under a Contract during the first six Contract years and 1% of the premiums paid in the seventh and subsequent Contract years. Managers of sales representatives may also receive commission overrides of up to 30% of the sales representative's commissions. The Company also may pay other distribution expenses such as production incentive bonuses, agent's insurance and pension benefits, and agency expense allowances. These distribution expenses do not result in any additional charges against the Contracts that are not described under "Charges and Deductions."
--------------------------------------------------------------------------------
                   LEGAL PROCEEDINGS
--------------------------------------------------------------------------------

                       The Company, like other life insurance companies, is involved in lawsuits. Currently, there are no class action lawsuits naming the Company as a defendant or involving the Account. In some lawsuits involving other insurers, substantial damages have been sought and/or material settlement payments have been made. Although the outcome of any litigation cannot be predicted with certainty, the Company believes that at the present time, there are no pending or threatened lawsuits that are reasonably likely to have a material adverse impact on the Account or the Company.

--------------------------------------------------------------------------------
                   VOTING RIGHTS
--------------------------------------------------------------------------------
                       In accordance with its view of current applicable law, the Company will vote the Fund shares held in the Account at regular and special shareholder meetings of the Funds, in accordance with instructions received from persons having voting interests in the corresponding Subaccounts. If, however, the 1940 Act or any regulation thereunder should be amended, or if the present interpretation thereof should change, or the Company otherwise determines that it is allowed to vote the shares in its own right, it may elect to do so.
                       The number of votes that an owner has the right to instruct will be calculated separately for each Subaccount, and may include fractional votes. An owner holds a voting interest in each Subaccount to which the accumulated value is allocated. The owner only has voting interest prior to the retirement date. For each owner, the number of votes attributable to a Subaccount will be determined by dividing the accumulated value attributable to that owner's Contract in that Subaccount by the net asset value per share of the Investment Option in which that Subaccount invests.

                       The number of votes of an Investment Option which are available to the owner will be determined as of the date coincident with the date established by that Investment Option for determining shareholders eligible to vote at the relevant meeting for that Fund. Voting instructions will be solicited by written communication prior to such meeting in accordance with procedures established by each Fund. Each owner having a voting interest in a Subaccount will receive proxy materials and reports relating to any meeting of shareholders of the Investment Option in which that Subaccount invests.

                       Fund shares as to which no timely instructions are received and shares held by the Company in a Subaccount as to which no owner has a beneficial interest will be voted in proportion to the voting instructions which are received with respect to all Contracts participating in that Subaccount. Voting instructions to abstain on any item to be voted upon will be applied to reduce the total number of votes eligible to be cast on a matter.
--------------------------------------------------------------------------------

                   YEAR 2000

--------------------------------------------------------------------------------

                       Like other investment funds, financial and business organizations and individuals around the world, the Account could be adversely affected if the computer systems used by the Company and other service providers do not properly process and calculate date-related information and data from and after January 1, 2000. In 1997, the Company completed a comprehensive assessment of the Year 2000 issue and developed a plan to address the issue in a timely manner. The Company has and will utilize both internal and external resources to reprogram, or replace, and test the software for Year 2000 modifications. The Company anticipates completing the Year 2000 project no later than December 31, 1998, and prior to any anticipated impact on its operating systems.



                       The date on which the Company believes it will complete the Year 2000 modifications is based on management's best estimates, which were derived utilizing numerous assumptions of future events. The Company also recognizes there are outside influences and dependencies relative to its Year 2000 effort, over which is has little or no control. However, the Company is putting effort into ensuring these considerations will have minimal impact. These would include the continued availability of certain resources, third party modification plans and many other factors. However, there can be no guarantee that these estimates will be achieved and actual results could differ from those anticipated.

--------------------------------------------------------------------------------
                   FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

                       The consolidated balance sheets of the Company at December 31, 1997 and 1996, and the related consolidated statements of income, changes in stockholder's equity and cash flows for each of the three years in the period ended December 31, 1997, as well as the related Report of Independent Auditors are contained in the Statement of Additional Information. The unaudited consolidated balance sheet of the Company at March 31, 1998, the related unaudited consolidated statements of changes in stockholder's equity for the three months then ended, and the related unaudited consolidated statements of income and cash flows for the three months ended March 31, 1998 and 1997 are also contained in the Statement of Additional Information.



                       It is anticipated that the Variable Account will commence operations in 1998; accordingly, no financial statements currently exist.

--------------------------------------------------------------------------------
                   STATEMENT OF ADDITIONAL INFORMATION TABLE OF CONTENTS
--------------------------------------------------------------------------------

                                                                            PAGE

ADDITIONAL CONTRACT PROVISIONS........................................     1

          The Contract....................................................     1

          Incontestability................................................     1

          Misstatement of Age or Sex......................................     1

          Non-Participation...............................................     1

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CALCULATION OF YIELDS AND TOTAL RETURNS...............................     1

          Money Market Subaccount Yields..................................     1

          Other Subaccount Yields.........................................     3

          Average Annual Total Returns....................................     4

          Other Total Returns.............................................     6

          Effect of the Administrative Charge on Performance Data.........     6

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LEGAL MATTERS.........................................................     6

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EXPERTS...............................................................     7

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OTHER INFORMATION.....................................................     7

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FINANCIAL STATEMENTS..................................................     7

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                              TEAR AT PERFORATION

If you would like a copy of the Statement of Additional Information, please complete the information below and detach and mail this card to the Company at the address shown on the cover of this prospectus.

Name
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Address
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City, State, Zip
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[LOGO]
FARM BUREAU
FINANCIAL SERVICES
LIVING BESIDE YOU. WORKING FOR YOU.

FARM BUREAU LIFE INSURANCE COMPANY
FARM BUREAU MUTUAL FUNDS
5400 UNIVERSITY AVENUE
WEST DES MOINES, IOWA 50266
737

                                     PART B

                      STATEMENT OF ADDITIONAL INFORMATION

                      STATEMENT OF ADDITIONAL INFORMATION

                       FARM BUREAU LIFE INSURANCE COMPANY
                             5400 University Avenue
                          West Des Moines, Iowa 50266
                                 1-800-247-4170

                      FARM BUREAU LIFE ANNUITY ACCOUNT II

         INDIVIDUAL FLEXIBLE PREMIUM DEFERRED VARIABLE ANNUITY CONTRACT


This Statement of Additional Information contains information in addition to the information described in the Prospectus for the flexible premium deferred variable annuity contract (the "Contract") offered by Farm Bureau Life Insurance Company (the "Company"). This Statement of Additional Information is not a Prospectus, and it should be read only in conjunction with the Prospectuses for the Contract, and the selected Investment Options of EquiTrust Variable Insurance Series Fund, T. Rowe Price Equity Series, Inc., T. Rowe Price International Series, Inc. and Dreyfus Variable Investment Fund. The Prospectus for the Contract is dated the same as this Statement of Additional information. You may obtain a copy of the Prospectuses by writing or calling us at our address or phone number shown above.



                                  July 1, 1998

                      STATEMENT OF ADDITIONAL INFORMATION
                               TABLE OF CONTENTS

ADDITIONAL CONTRACT PROVISIONS............................................     1
  The Contract............................................................     1
  Incontestability........................................................     1
  Misstatement of Age or Sex..............................................     1
  Non-Participation.......................................................     1
CALCULATION OF YIELDS AND TOTAL RETURNS...................................     1
  Money Market Subaccount Yields..........................................     1
  Other Subaccount Yields.................................................     3
  Average Annual Total Returns............................................     4
  Other Total Returns.....................................................     6
  Effect of the Administrative Fee On Performance Data....................     6
LEGAL MATTERS.............................................................     6
EXPERTS...................................................................     7
OTHER INFORMATION.........................................................     7
FINANCIAL STATEMENTS......................................................     7

                         ADDITIONAL CONTRACT PROVISIONS

THE CONTRACT

    The application and all other attached papers are part of the Contract. The statements made in the application are deemed representations and not warranties. The Company will not use any statement in defense of a claim or to void the Contract unless it is contained in the application.

INCONTESTABILITY

    The Company will not contest the Contract from its Contract date.

MISSTATEMENT OF AGE OR SEX

    If the age or sex of the annuitant has been misstated, the amount which will be paid is that which the proceeds would have purchased at the correct age and sex.

NON-PARTICIPATION

    The Contracts are not eligible for dividends and will not participate in the Company's divisible surplus.

                    CALCULATION OF YIELDS AND TOTAL RETURNS

From time to time, the Company may disclose yields, total returns and other performance data pertaining to the contracts for a Subaccount. Such performance data will be computed, or accompanied by performance data computed, in accordance with the standards defined by the SEC.

MONEY MARKET SUBACCOUNT YIELDS


    From time to time, advertisements and sales literature may quote the current annualized yield of the Money Market Subaccount for a seven-day period in a manner which does not take into consideration any realized or unrealized gains or losses or income other than investment income on shares of the Money Market Investment Option or on its portfolio securities.



This current annualized yield is computed by determining the net change (exclusive or realized gains and losses on the sale of securities and unrealized appreciation and depreciation and income other than investment income) at the end of the seven-day period in the value of a hypothetical account under a Contract having a balance of 1 unit of the Money Market Subaccount at the beginning of the period, dividing such net change in account value by the value of the hypothetical account at the beginning of the period to determine the base period return, and annualizing this quotient on a 365-day basis.

The net change in account value reflects: 1) net income from the Investment Option attributable to the hypothetical account; and 2) charges and deductions imposed under the Contract which are attributable to the hypothetical account. The charges and deductions include the per unit charges for the hypothetical account for: 1) the annual administrative fee and 2) the mortality and expense risk charge. For purposes of calculating current yields for a Contract, an average per unit administrative fee is used based on the $30 administrative fee deducted at the beginning of each Contract Year. Current Yield will be calculated according to the following formula:


Current Yield = ((NCS - ES)/UV) X (365/7)
Where:
NCS        =          the net change in the value of the Investment Option (exclusive or realized gains or losses on the sale of securities and unrealized appreciation and depreciation and income other than investment income) for the seven-day period attributable to a hypothetical account having a balance of 1 subaccount unit.
ES         =          per unit expenses attributable to the hypothetical account for the seven-day period.
UV         =          the unit value for the first day of the seven-day period.

Effective Yield = (1 + ((NCS-ES)/UV)) TO THE POWER OF 365/7 - 1
Where:
NCS        =          the net change in the value of the Investment Option (exclusive of realized gains or losses on the sale of securities and unrealized appreciation and depreciation and income other than investment income) for the seven-day period attributable to a hypothetical account having a balance of 1 subaccount unit.
ES         =          per unit expenses attributable to the hypothetical account for the seven-day period.
UV         =          the unit value for the first day of the seven-day period.


Because of the charges and deductions imposed under the Contract, the yield for the Money Market Subaccount will be lower than the yield for the Money Market Investment Option.

The current and effective yields on amounts held in the Money Market Subaccount normally will fluctuate on a daily basis. THEREFORE, THE DISCLOSED YIELD FOR ANY GIVEN PAST PERIOD IS NOT AN INDICATION OR REPRESENTATION OF FUTURE YIELDS OR RATES OF RETURN. The Money Market Subaccount's actual yield is affected by changes in interest rates on money market securities, average portfolio maturity of the Money Market Investment Option, the types of quality of portfolio securities held by the Money Market Investment Option and the Money Market Investment Option operating expenses. Yields on amounts held in the Money Market Subaccount may also be presented for periods other than a seven-day period.

OTHER SUBACCOUNT YIELDS

    From time to time, sales literature or advertisements may quote the current annualized yield of one or more of the subaccounts (except the Money Market Subaccount) for a Contract for 30-day or one month periods. The annualized yield or a subaccount refers to income generated by the subaccount during a 30-day or one-month period is assumed to be generated each period over a 12-month period.

The yield is computed by: 1) dividing net investment income of the Investment Option attributable to the subaccount units less subaccount expenses for the period; by 2) the maximum offering price per unit on the last day of the period times the daily average number of units outstanding for the period; by 3) compounding that yield for a six-month period; and by 4) multiplying that result by 2. Expenses attributable to the subaccount include the annual administrative fee and the mortality and expense risk charge. The yield calculation assumes an administrative fee of $30 per year per Contract deducted at the beginning of each Contract year. For purposes of calculating the 30-day or one-month yield, an average administrative fee per dollar of Contract value in the Account issued to determine the amount of the charge attributable to the subaccount for the 30-day or one-month period. The 30-day or one-month yield is calculated according to the following formula:

Yield      =          2 X ((NI - ES)/(U X UV)) + 1) TO THE POWER OF 6 - 1
Where:
NI         =          net income of the Investment Option for the 30-day or one-month period attributable to the subaccount's units.
ES         =          expenses of the subaccount for the 30-day or one-month period.
U          =          the average number of units outstanding.
UV         =          the unit value at the close of the last day in the 30-day one-month period.

Because of the charges and deductions imposed under the Contracts, the yield for the subaccount will be lower that the yield for the corresponding Investment Option.

The yield on the amounts held in the subaccounts normally will fluctuate over time. THEREFORE, THE DISCLOSED YIELD FOR ANY GIVEN PAST PERIOD IS NOT AN INDICATION OR REPRESENTATION OF FUTURE YIELDS OR RATES OF RETURN. A subaccount's actual yield is affected by the types and quality of Investment Option securities held by the corresponding Investment Option and its operating expenses.

Yield calculations do not take into account the Surrender Charge under the Contract equal to 1% to 6% of the amount withdrawn or surrendered during the first six Contract years. For partial withdrawals in each Contract year after the first Contract year, up to 10% of the accumulated value on the most recent Contract Anniversary may be withdrawn without a current surrender charge.

AVERAGE ANNUAL TOTAL RETURNS

    From time to time, sales literature or advertisements may also quote average annual total returns for one or more of the subaccounts for various periods of time.

When a subaccount has been in operation for 1, 5 and 10 years, respectively, the average annual total return for these periods will be provided. Average annual total returns for other periods of time may, from time to time, also be disclosed.

Standard average annual total returns represent the average annual compounded rates of return that would equate an initial investment of $1,000 under a Contract to the redemption value of that investment as of the last day of each of the periods. The ending date for each period for which total return quotations are provided will be for the most recent month-end practicable, considering the type and media of the communication that will be stated in the communication.

Standard average annual total returns will be calculated using subaccount unit values which the Company calculates on each valuation day based on the performance of the subaccount's underlying portfolio, the deductions for the mortality and expense risk charge, and the annual administrative fee. The calculation assumes that the administrative fee is $30 per year per Contract deducted at the beginning of each Contract year. For purposes of calculating average annual total return, an average per dollar administrative fee attributable to the hypothetical account for the period is used. The calculation also assumes surrender of the Contract at the end of the period for the return quotation. Total returns will therefore reflect a deduction of the surrender charge for any period less than seven years. The total return will then be calculated according to the following formula:

TR = ((ERV/P)/N)-1
Where:
TR         =          the average annual total return net of subaccount recurring charges.
EHV        =          the ending redeemable value (net of any applicable surrender charge) of the hypothetical account at the end of the period.
P          =          a hypothetical initial payment of $1,000.
N          =          the number of years in the period.

From time to time, sales literature or advertisements may also quote average annual total returns for periods prior to the date the Account commenced operations. Such performance information for the subaccounts will be calculated based on the performance of the Investment Option and the assumption that the subaccounts were in existence for the same periods as those indicated for the Investment Option, with the level of Contract charges that were in effect at the inception of the subaccounts.

Such average annual total return information for the Subaccounts is as follows:


                                                                     FOR THE      FOR THE      FOR THE       FOR THE PERIOD
                                                                     1-YEAR       5-YEAR       10-YEAR        FROM DATE OF
                                                                     PERIOD       PERIOD       PERIOD         INCEPTION OF
                                                                      ENDED        ENDED        ENDED       INVESTMENT OPTION
SUBACCOUNT                                                          12/31/97     12/31/97     12/31/97         TO 12/31/97
-----------------------------------------------------------------  -----------  -----------  -----------  ---------------------
EquiTrust Variable Insurance Series Fund
  Value Growth...................................................       (1.25)%      11.91%       10.78%             7.66%
  High Grade Bond................................................        2.69         5.73         7.60              8.07
  High Yield Bond................................................        4.52         8.84         9.83             10.04
  Money Market (1)...............................................       (2.48)        2.41           --              3.19
  Blue Chip (2)..................................................       19.86        17.30           --             18.02

T. Rowe Price Equity Series, Inc.
  Equity Income (3)..............................................       28.85           --           --             23.73
  Mid-Cap Growth (4).............................................       18.80           --           --             18.80
  New America Growth (3).........................................       21.12           --           --             23.66
  Personal Strategy Balanced (5).................................       18.04           --           --             20.13

T. Rowe Price International Series, Inc.
  International Stock (3)........................................        3.09           --           --              8.07

Dreyfus Variable Investment Fund
  Capital Appreciation (6).......................................       28.05           --           --             19.87
  Disciplined Stock (7)..........................................       31.51           --           --             30.67
  Growth and Income (8)..........................................       16.21           --           --             24.64
  International Equity (8).......................................        9.61           --           --              7.13
  Small Cap (9)..................................................       16.75        26.14           --             43.96


------------------------------
(1)  The Money Market Portfolio commenced operations on February 20, 1990.
(2)  The Blue Chip Portfolio commenced operations on October 15, 1990.

(3) The Equity Income, New America Growth and International Stock Portfolios commenced operations on March 31, 1994.


(4)  The Mid-Cap Growth Portfolio commenced operations on December 31, 1996.


(5) The Personal Strategy Balanced Portfolio commenced operations on December 30, 1994.


(6)  The Capital Appreciation Portfolio commenced operations on April 5, 1993.


(7) The Disciplined Stock Investment Portfolio commenced operations on May 1, 1996.


(8) The Growth and Income and International Equity Portfolios commenced operations on May 2, 1994.


(9)  The Small Cap Portfolio commenced operations on August 31, 1990.

OTHER TOTAL RETURNS

    From time to time, sales literature or advertisements may also quote average annual total returns that do not reflect the surrender charge. These are calculated in exactly the same way as average annual total returns described above, except that the ending redeemable value of the hypothetical account for the period is replaced with an ending value for the period that does not take into account any charges on amounts surrendered or withdrawn.

The Company may disclose cumulative total returns in conjunction with the standard formats described above. The cumulative total returns will be calculated using the following formula:

CTR = (ERV/P) - 1
Where:
CTR        =          The cumulative total return net of subaccount recurring charges for the period.
ERV        =          The ending redeemable value of the hypothetical investment at the end of the period.
P          =          A hypothetical single payment of $1,000.

EFFECT OF THE ADMINISTRATIVE FEE ON PERFORMANCE DATA

    The Contract provides for a $30 annual administrative fee to be deducted annually at the beginning of each Contract Year, from the subaccounts and the Declared Interest Option based, on the proportion that the value of each such account bears to the total cash value. For purposes of reflecting the administrative fee in yield and total return quotations, the annual charge is converted into a per-dollar per-day charge based on the average contract value in the Account of all Contracts on the last day of the period for which quotations are provided. The per-dollar per-day average charge will then be adjusted to reflect the basis upon which the particular quotation is calculated.

                                 LEGAL MATTERS


All matters relating to Iowa law pertaining to the Contracts, including the validity of the Contracts and the Company's authority to issue the Contracts, have been passed upon by Stephen M. Morain, Esquire, Senior Vice President and General Counsel of the Company. Sutherland, Asbill & Brennan LLP, Washington D.C. has provided advice on certain matters relating to the federal securities laws.

                                    EXPERTS

The consolidated financial statements of the Company at December 31, 1997 and 1996 and for each of the three years in the period ended December 31, 1997, appearing herein, have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such reports given upon the authority of such firm as experts in accounting and auditing.

                               OTHER INFORMATION

A registration statement has been filed with the SEC under the Securities Act of 1933 as amended, with respect to the Contracts discussed in this Statement of Additional Information. Not all the information set forth in the registration statement, amendments and exhibits thereto has been included in this Statement of Additional Information. Statements contained in this Statement of Additional Information concerning the content of the Contracts and other legal instruments are intended to be summaries. For a complete statement of the terms of these documents, reference should be made to the instruments filed with the SEC.

                              FINANCIAL STATEMENTS


The Company's financial statements included in this Statement of Additional Information should be considered only as bearing on the Company's ability to meet its obligations under the Contracts. They should not be considered as bearing on the investment performance of the assets held in the Account.

                         REPORT OF INDEPENDENT AUDITORS

The Board of Directors and Stockholder
Farm Bureau Life Insurance Company

We have audited the accompanying consolidated balance sheets of Farm Bureau Life Insurance Company as of December 31, 1997 and 1996, and the related consolidated statements of income, changes in stockholder's equity, and cash flows for each of the three years in the period ended December 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Farm Bureau Life Insurance Company at December 31, 1997 and 1996, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 1997, in conformity with generally accepted accounting principles.

                                          /s/ Ernst & Young LLP
Des Moines, Iowa
February 16, 1998

                       FARM BUREAU LIFE INSURANCE COMPANY

                          CONSOLIDATED BALANCE SHEETS
                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                                                       YEAR ENDED DECEMBER 31,
                                                                                                     ----------------------------
                                                                                                         1997           1996
                                                                                       MARCH 31,     -------------  -------------
                                                                                     --------------
                                                                                          1998
                                                                                     --------------
                                                                                      (UNAUDITED)
ASSETS
Investments:
  Fixed maturities:
    Held for investment, at amortized cost (market: 1998--$524,539;
      1997--$541,332; 1996--$574,338)                                                $      506,703  $     522,411  $     562,283
    Available for sale, at market (amortized cost: 1998--$1,271,422;
      1997--$1,218,469; 1996--$1,096,179)                                                 1,341,321      1,286,169      1,128,587
  Equity securities, at market (cost: 1998--$48,420; 1997--$54,861; 1996--$69,915)           47,598         51,268         79,786
  Mortgage loans on real estate                                                             248,058        253,093        235,331
  Investment real estate, less allowances for depreciation of $3,023 in 1998,
    $2,507 in 1997 and $1,741 in 1996                                                        39,845         38,774         26,384
  Policy loans                                                                               89,888         90,052         88,940
  Other long-term investments                                                                 9,986          9,989         22,157
  Short-term investments                                                                      8,288         23,853         62,025
                                                                                     --------------  -------------  -------------
Total investments                                                                         2,291,687      2,275,609      2,205,493

Cash and cash equivalents                                                                     1,196          1,678          1,802
Securities and indebtedness of related parties                                               62,614         63,394         39,244
Accrued investment income                                                                    25,385         25,340         24,298
Accounts and notes receivable                                                                   662            703          1,526
Amounts receivable from affiliates                                                           11,092          6,686          7,095
Reinsurance recoverable                                                                       3,582          3,934          5,552
Deferred policy acquisition costs                                                           161,269        157,096        145,614
Property and equipment, less allowances for depreciation of $4,293 in 1998, $18,330
  in 1997 and $17,313 in 1996                                                                 7,783         32,518         36,182
Current income taxes recoverable                                                              4,203         10,349             --
Goodwill, less accumulated amortization of $2,961 in 1998, $2,792 in 1997 and
  $2,172 in 1996                                                                             10,471         10,640          9,726
Other assets                                                                                  7,828          7,443          5,388
Assets held in separate accounts                                                            163,075        138,409         79,043
                                                                                     --------------  -------------  -------------
Total assets                                                                         $    2,750,847  $   2,733,799  $   2,560,963
                                                                                     --------------  -------------  -------------
                                                                                     --------------  -------------  -------------

                                                                                                       YEAR ENDED DECEMBER 31,
                                                                                                     ----------------------------
                                                                                                         1997           1996
                                                                                       MARCH 31,     -------------  -------------
                                                                                     --------------
                                                                                          1998
                                                                                     --------------
                                                                                      (UNAUDITED)
LIABILITIES AND STOCKHOLDER'S EQUITY
Liabilities:
  Policy liabilities and accruals:
    Future policy benefits:
      Interest sensitive products                                                    $    1,176,127  $   1,172,881  $   1,132,491
      Traditional life insurance and accident and health products                           578,884        576,405        555,664
      Unearned revenue reserve                                                               23,787         23,341         22,182
    Other policy claims and benefits                                                          5,348          7,091          7,313
                                                                                     --------------  -------------  -------------
                                                                                          1,784,146      1,779,718      1,717,650
  Other policyholders' funds:
    Supplementary contracts without life contingencies                                      132,608        129,389        120,649
    Advance premiums and other deposits                                                      66,695         66,626         66,572
    Accrued dividends                                                                        12,365         12,107         12,796
                                                                                     --------------  -------------  -------------
                                                                                            211,668        208,122        200,017
  Long-term debt                                                                                 75             77             81
  Amounts payable to affiliates                                                                  63             --          1,700
  Current income taxes payable                                                                   --             --             56
  Deferred income taxes                                                                      46,383         45,123         43,810
  Other liabilities                                                                          40,516         29,639         27,602
  Liabilities related to separate accounts                                                  163,075        138,409         79,043
                                                                                     --------------  -------------  -------------
Total liabilities                                                                         2,245,926      2,201,088      2,069,959

Commitments and contingencies

Stockholder's equity:
  Preferred stock, 7 1/2% cumulative, par value $50.00 per share-- authorized 6,000
    shares                                                                                       --             --             --
  Common stock, par value $50.00 per share--authorized 994,000 shares, issued and
    outstanding 50,000 shares                                                                 2,500          2,500          2,500
  Additional paid-in capital                                                                 55,285         55,285         55,285
  Accumulated other comprehensive income--Net unrealized investment gains                    42,314         38,719         26,327
  Retained earnings                                                                         404,822        436,207        406,892
                                                                                     --------------  -------------  -------------
Total stockholder's equity                                                                  504,921        532,711        491,004
                                                                                     --------------  -------------  -------------
Total liabilities and stockholder's equity                                           $    2,750,847  $   2,733,799  $   2,560,963
                                                                                     --------------  -------------  -------------
                                                                                     --------------  -------------  -------------

SEE ACCOMPANYING NOTES.

                       FARM BUREAU LIFE INSURANCE COMPANY

                       CONSOLIDATED STATEMENTS OF INCOME
                             (DOLLARS IN THOUSANDS)

                                           THREE MONTHS ENDED MARCH 31,                    YEAR ENDED DECEMBER 31,
                                        -----------------------------------  ----------------------------------------------------
                                              1998               1997              1997              1996              1995
                                        -----------------  ----------------  ----------------  ----------------  ----------------
                                                    (UNAUDITED)
Revenues:
  Interest sensitive product charges    $           9,878  $          8,712  $         37,802  $         33,755  $         33,343
  Traditional life insurance and
    accident and health premiums                   14,799            14,801            61,675            61,611            57,907
  Property-casualty premiums                           --                --                --                --            18,709
  Net investment income                            44,260            42,839           174,763           166,422           184,348
  Realized gains on investments                     1,206            19,622            38,639            54,454             5,902
  Realized gain on dividend of home
    office properties                               8,346                --                --                --                --
  Other income                                      1,364             1,002             4,968            11,887            28,011
                                        -----------------  ----------------  ----------------  ----------------  ----------------
    Total revenues                                 79,853            86,976           317,847           328,129           328,220
Benefits and expenses:
  Interest sensitive product benefits              24,800            23,682            95,052            90,720            88,147
  Traditional life insurance and
    accident and health benefits                   10,369            10,764            42,121            42,370            37,710
  Increase in traditional life and
    accident and health future policy
    benefits                                        2,481             3,185            15,107            13,679            15,310
  Distributions to participating
    policyholders                                   5,660             6,028            22,784            23,725            23,838
  Property-casualty losses and loss
    adjustment expenses                                --                --                --                --            13,621
  Underwriting, acquisition and
    insurance expenses                             12,008            11,580            48,380            45,714            54,336
  Interest expense                                      2                43                 9               425             1,007
  Other expenses                                      326               181             1,149             7,814            17,776
                                        -----------------  ----------------  ----------------  ----------------  ----------------
    Total benefits and expenses                    55,646            55,463           224,602           224,447           251,745
                                        -----------------  ----------------  ----------------  ----------------  ----------------
                                                   24,207            31,513            93,245           103,682            76,475
Income taxes                                       (5,582)          (10,578)          (31,579)          (34,156)          (27,291)
Minority interest in earnings of
  subsidiaries                                         --                --                --                --               (12)
Equity income (loss), net of related
  income taxes                                       (360)              566             1,908             4,138             1,488
                                        -----------------  ----------------  ----------------  ----------------  ----------------
Net income                              $          18,265  $         21,501  $         63,574  $         73,664  $         50,660
                                        -----------------  ----------------  ----------------  ----------------  ----------------
                                        -----------------  ----------------  ----------------  ----------------  ----------------

SEE ACCOMPANYING NOTES.

                       FARM BUREAU LIFE INSURANCE COMPANY

           CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY
                             (DOLLARS IN THOUSANDS)

                                                                            NET
                                                                          UNREALIZED
                                                              ADDITIONAL  INVESTMENT               TOTAL
                                                     COMMON   PAID-IN      GAINS      RETAINED    STOCKHOLDER'S
                                                     STOCK    CAPITAL     (LOSSES)    EARNINGS     EQUITY
                                                     ------   --------    --------    --------    --------
Balance at January 1, 1995                           $1,194   $51,732     $(10,768)   $313,314    $355,472
    Comprehensive income:
        Net income for 1995                             --         --          --       50,660     50,660
        Change in net unrealized investment gains/
          losses                                        --         --      45,375           --     45,375
                                                                                                  --------
    Total comprehensive income                                                                     96,035
    Issuance of 26,119.72 shares pursuant to stock
      dividend                                       1,306     (1,306)         --           --         --
    Dividend of Utah Farm Bureau Insurance Company
      to parent                                         --         --        (461)     (10,650)   (11,111)
                                                     ------   --------    --------    --------    --------
Balance at December 31, 1995                         2,500     50,426      34,146      353,324    440,396
    Comprehensive income:
        Net income for 1996                             --         --          --       73,664     73,664
        Change in net unrealized investment gains/
          losses                                        --         --      (7,819)          --     (7,819)
                                                                                                  --------
    Total comprehensive income                                                                     65,845
    Adjustment resulting from capital transaction
      of equity investee                                --      4,859          --           --      4,859
    Dividend of FBL Financial Services, Inc. to
      parent                                            --         --          --      (15,096)   (15,096)
    Cash dividend paid to parent                        --         --          --       (5,000)    (5,000)
                                                     ------   --------    --------    --------    --------
Balance at December 31, 1996                         2,500     55,285      26,327      406,892    491,004
    Comprehensive income:
        Net income for 1997                             --         --          --       63,574     63,574
        Change in net unrealized investment gains/
          losses                                        --         --      12,392           --     12,392
                                                                                                  --------
    Total comprehensive income                                                                     75,966
    Cash dividends paid to parent                       --         --          --      (33,000)   (33,000)
    Other                                               --         --          --       (1,259)    (1,259)
                                                     ------   --------    --------    --------    --------
Balance at December 31, 1997                         2,500     55,285      38,719      436,207    532,711
    Comprehensive income:
        Net income for three months ended March
          31, 1998                                      --         --          --       18,265     18,265
        Change in net unrealized investment gains/
          losses                                        --         --       3,595           --      3,595
                                                                                                  --------
    Total comprehensive income                                                                     21,860
    Cash dividends paid to parent                       --         --          --       (4,000)    (4,000)
    Dividend of home office properties                  --         --          --      (45,650)   (45,650)
                                                     ------   --------    --------    --------    --------
Balance at March 31, 1998                            $2,500   $55,285     $42,314     $404,822    $504,921
                                                     ------   --------    --------    --------    --------
                                                     ------   --------    --------    --------    --------

SEE ACCOMPANYING NOTES.

                       FARM BUREAU LIFE INSURANCE COMPANY

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                             (DOLLARS IN THOUSANDS)

                                                             THREE MONTHS ENDED MARCH
                                                                        31,                      YEAR ENDED DECEMBER 31,
                                                            ---------------------------  ----------------------------------------
                                                                1998           1997          1997          1996          1995
                                                            -------------  ------------  ------------  ------------  ------------
                                                                    (UNAUDITED)
OPERATING ACTIVITIES
  Net income                                                $      18,265  $     21,501  $     63,574  $     73,664  $     50,660
  Adjustments to reconcile net income to net cash provided
   by operating activities:
    Adjustments related to interest sensitive products:
      Interest credited to account balances                        20,806        20,617        82,821        80,867        80,132
      Charges for mortality and administration                     (9,948)       (9,080)      (38,134)      (35,050)      (34,083)
      Deferral of unearned revenues                                   605           516         2,266         1,825         1,696
      Amortization of unearned revenue reserve                       (144)         (147)         (779)         (530)         (956)
    Provision for depreciation and amortization                      (915)          943         3,088         5,906        10,034
    Net gains and losses related to investments held by
     broker-dealer and investment company subsidiaries                 --          (614)       (1,223)       (3,125)      (25,801)
    Realized gains on investments                                  (1,206)      (19,622)      (38,639)      (54,454)       (5,902)
    Realized gain on dividend of home office properties            (8,346)           --            --            --            --
    Increase in traditional life, accident and health and
     property-casualty benefit accruals                             2,479         3,234        15,198        13,646        16,144
    Policy acquisition costs deferred                              (5,165)       (4,817)      (22,334)      (18,561)      (18,995)
    Amortization of deferred policy acquisition costs               1,507         1,802         7,760         7,271        10,181
    Provision for deferred income taxes                              (675)       (8,393)       (5,172)        6,310        15,026
    Other                                                            (678)        5,214       (12,545)        8,635       (19,895)
                                                            -------------  ------------  ------------  ------------  ------------
Net cash provided by operating activities                          16,585        11,154        55,881        86,404        78,241

INVESTING ACTIVITIES
Sale, maturity or repayment of investments:
  Fixed maturities--held for investment                            16,358         8,593        40,460        33,212        16,529
  Fixed maturities--available for sale                             69,249        79,654       250,842       222,093       208,189
  Equity securities                                                 7,434        49,827       109,641       101,937        29,766
  Mortgage loans on real estate                                     8,107         6,673        38,725        21,977        18,646
  Investment real estate                                                3             3             6         4,829           927
  Policy loans                                                      5,203         5,202        21,002        20,092        19,701
  Other long-term investments                                           3         7,222            52        10,404        11,609
  Short-term investments--net                                      15,564            --        41,061            --        68,799
                                                            -------------  ------------  ------------  ------------  ------------
                                                                  121,921       157,174       501,789       414,544       374,166

                       FARM BUREAU LIFE INSURANCE COMPANY

                             (DOLLARS IN THOUSANDS)

                                                             THREE MONTHS ENDED MARCH
                                                                        31,                      YEAR ENDED DECEMBER 31,
                                                            ---------------------------  ----------------------------------------
                                                                1998           1997          1997          1996          1995
                                                            -------------  ------------  ------------  ------------  ------------
                                                                    (UNAUDITED)
INVESTING ACTIVITIES (CONTINUED)
Acquisition of investments:
  Fixed maturities--held for investment                     $          --  $         --  $         --  $    (38,472) $   (120,885)
  Fixed maturities--available for sale                           (120,479)     (120,087)     (363,560)     (374,808)     (282,657)
  Equity securities                                                  (688)      (26,836)      (45,520)      (28,824)      (30,380)
  Mortgage loans on real estate                                    (3,081)      (11,372)      (56,571)      (40,601)      (17,110)
  Investment real estate                                           (1,389)         (118)      (10,142)       (4,988)       (8,034)
  Policy loans                                                     (5,039)       (5,584)      (22,114)      (20,506)      (20,275)
  Other long-term investments                                          --            --        (1,936)         (535)      (13,632)
  Short-term investments--net                                          --        (8,875)           --       (30,249)           --
                                                            -------------  ------------  ------------  ------------  ------------
                                                                 (130,676)     (172,872)     (499,843)     (538,983)     (492,973)
Proceeds from disposal, repayments of advances and other
  distributions from equity investees                               1,240         1,517        16,084        36,265        31,986
Investments in and advances to equity investees                      (936)         (673)      (41,018)      (10,396)      (21,463)
Net cash paid for acquisitions                                         --            --        (9,694)           --            --
Net purchases of property and equipment and other                    (221)       (2,139)          (28)       (7,062)       (7,664)
                                                            -------------  ------------  ------------  ------------  ------------
Net cash used in investing activities                              (8,672)      (16,993)      (32,710)     (105,632)     (115,948)

FINANCING ACTIVITIES
Receipts from interest sensitive products credited to
  policyholder account balances                                    60,275        61,293       220,437       181,148       169,207
Return of policyholder account balances on interest
  sensitive products                                              (64,668)      (52,541)     (210,728)     (153,784)     (124,802)
Proceeds from short-term borrowings                                    --            --            --            --             8
Repayments of short-term borrowings                                    --            --            --            --        (6,396)
Repayments of long-term debt                                           (2)           --            (4)       (1,199)       (5,915)
Dividends paid                                                     (4,000)       (3,200)      (33,000)       (5,135)         (248)
                                                            -------------  ------------  ------------  ------------  ------------
Net cash provided by (used in) financing activities                (8,395)        5,552       (23,295)       21,030        31,854
                                                            -------------  ------------  ------------  ------------  ------------
Increase (decrease) in cash and cash equivalents                     (482)         (287)         (124)        1,802        (5,853)
Cash and cash equivalents at beginning of year                      1,678         1,802         1,802            --         5,853
                                                            -------------  ------------  ------------  ------------  ------------
Cash and cash equivalents at end of year                    $       1,196  $      1,515  $      1,678  $      1,802  $         --
                                                            -------------  ------------  ------------  ------------  ------------
                                                            -------------  ------------  ------------  ------------  ------------

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION
Cash paid during the year for:
  Interest                                                  $           2  $          2  $          8  $        415  $      1,086
  Income taxes                                                       (232)       11,041        48,876        17,694        16,833

SEE ACCOMPANYING NOTES.

                       FARM BUREAU LIFE INSURANCE COMPANY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. SIGNIFICANT ACCOUNTING POLICIES

NATURE OF BUSINESS

Farm Bureau Life Insurance Company (the Company), a wholly-owned subsidiary of FBL Financial Group, Inc., operates predominantly in the life insurance industry. The Company currently markets its products, which consist primarily of individual life insurance policies and annuity contracts, to Farm Bureau members and other individuals and businesses in 15 midwestern and western states.

Prior to May 31, 1996, the Company owned 100% of the outstanding common stock of FBL Financial Services, Inc., a holding company which, through its subsidiaries, provided investment advisory, marketing and distribution, and leasing services. On May 31, 1996, the common stock of FBL Financial Services, Inc. was transferred to FBL Financial Group, Inc. in the form of a dividend. FBL Financial Services, Inc. had investments of $6.1 million, property and equipment of $26.1 million, other assets of $3.3 million, long-term debt of $11.3 million and other liabilities of $8.8 million on the date of the dividend.

Prior to December 31, 1995, the Company owned approximately 99% of the outstanding common stock of Utah Farm Bureau Insurance Company, a property-casualty insurance company providing individual and small business coverages. On December 31, 1995, the common stock of Utah Farm Bureau Insurance Company was transferred to FBL Financial Group, Inc. in the form of a dividend. Utah Farm Bureau Insurance Company had investments of $26.0 million, reinsurance recoverable of $26.7 million, other assets of $7.6 million, reserves on property-casualty policies of $30.0 million and other liabilities of $19.1 million on the date of the dividend.

CONSOLIDATION

The consolidated financial statements include the financial statements of the Company and its direct and indirect subsidiaries. All significant intercompany transactions have been eliminated.

INTERIM FINANCIAL INFORMATION

The consolidated financial statements as of March 31, 1998 and for the three-month periods ended March 31, 1998 and 1997 and related notes have not been audited. The interim financial statements have been prepared in accordance with generally accepted accounting principles for interim financial information and the instructions to Article 10 of Regulation S-X. Accordingly, they do not include all of the information and notes required by generally accepted accounting principles for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included. Operating results for the three-month period ended March 31, 1998 are not necessarily indicative of the results that may be expected for the year ending December 31, 1998.

INVESTMENTS

FIXED MATURITIES AND EQUITY SECURITIES

Fixed maturity securities, comprised of bonds and redeemable preferred stocks, that the Company has the positive intent and ability to hold to maturity are designated as "held for investment". Held for investment securities are reported at cost adjusted for amortization of premiums and discounts. Changes in the market value of these securities, except for declines that are other than temporary, are not reflected in the Company's financial statements. Fixed maturity securities which may be sold are designated as "available for sale". Available for sale securities are reported at market value and unrealized gains and losses on these securities are included directly in stockholder's equity, net of certain adjustments (see Note 2). Premiums and discounts are amortized/accrued using methods which result in a constant yield over the securities' expected lives. Amortization/accrual of premiums and discounts on mortgage and asset-backed securities incorporates prepayment assumptions to estimate the securities' expected lives.

Equity securities, comprised of common and non-redeemable preferred stocks, are reported at market value. The change in unrealized appreciation and depreciation of equity securities is included directly in stockholder's equity, net of any related deferred income taxes.

MORTGAGE LOANS ON REAL ESTATE

Mortgage loans on real estate are reported at cost adjusted for amortization of premiums and accrual of discounts. If the value of any mortgage loan is determined to be impaired (i.e., when it is probable that the Company will be unable to collect all amounts due according to the contractual terms of the loan agreement), the carrying value of the

                       FARM BUREAU LIFE INSURANCE COMPANY

1.  SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

mortgage loan is reduced to its fair value, which may be based upon the present value of expected future cash flows from the loan (discounted at the loan's effective interest rate), or the fair value of the underlying collateral. The carrying value of impaired loans is reduced by the establishment of a valuation allowance, changes to which are recognized as realized gains or losses on investments. Interest income on impaired loans is recorded on a cash basis.

OTHER INVESTMENTS

Investment real estate is reported at cost less allowances for depreciation. Policy loans are reported at unpaid principal balance. Short-term investments are reported at cost adjusted for amortization of premiums and accrual of discounts.

Other long-term investments include certain nontraditional investments and securities held by a subsidiary engaged in the venture capital investment company industry. Nontraditional investments include a debt-related instrument and investment deposits which are reported at cost. In accordance with accounting practices for the investment company industry, marketable securities held by subsidiaries in this industry are valued at market value if readily marketable or at fair value, as determined by the Board of Directors of the subsidiary holding the security, if not readily marketable. The resulting difference between cost and market is included in the statements of income as net investment income. Realized gains and losses are also reported as a component of net investment income. The Company recorded transfers from its venture capital subsidiary, which was dissolved during 1997, at fair value on the date of transfer, re-establishing a new cost basis for the security.

Securities and indebtedness of related parties include investments in partnerships and corporations over which the Company may exercise significant influence. Such investments are accounted for using the equity method. Changes in the value of the Company's investment in equity investees attributable to capital transactions of the investee, such as a public offering of stock, are recorded directly to stockholder's equity. Securities and indebtedness of related parties also includes advances and loans to the partnerships and corporations which are principally reported at cost.

REALIZED GAINS AND LOSSES ON INVESTMENTS

The carrying values of all the Company's investments are reviewed on an ongoing basis for credit deterioration, and if this review indicates a decline in market value that is other than temporary, the Company's carrying value in the investment is reduced to its estimated realizable value (the sum of the estimated nondiscounted cash flows for securities or fair value for mortgage loans on real estate) and a specific writedown is taken. Such reductions in carrying value are recognized as realized losses on investments. Realized gains and losses on sales are determined on the basis of specific identification of investments. If the Company expects that an issuer of a security will modify its payment pattern from contractual terms but no writedown is required, future investment income is recognized at the rate implicit in the calculation of net realizable value under the expected payment pattern.

MARKET VALUES

Market values of fixed maturity securities are reported based on quoted market prices, where available. Market values of fixed maturity securities not actively traded in a liquid market are estimated using a matrix calculation assuming a spread (based on interest rates and a risk assessment of the bonds) over U. S. Treasury bonds. Market values of redeemable preferred stock and equity securities are based on the latest quoted market prices, or for those not readily marketable, generally at values which are representative of the market values of comparable issues.

CASH AND CASH EQUIVALENTS

For purposes of the consolidated statements of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

DEFERRED POLICY ACQUISITION COSTS

To the extent recoverable from future policy revenues and gross profits, certain costs of acquiring new insurance business, principally commissions and other expenses related to the production of new business, have been deferred. For participating traditional life insurance and interest sensitive products (principally universal life insurance policies and annuity contracts), these costs are being amortized generally in proportion to expected gross profits (after dividends to policyholders, if applicable) from surrender charges and investment, mortality, and expense margins. That amortization is adjusted retrospectively when estimates of current or future gross profits/margins (including the impact of investment gains and losses) to be realized from a group of products are revised. For nonparticipating traditional life and accident and health insurance products, these costs are amortized over the premium paying period

                       FARM BUREAU LIFE INSURANCE COMPANY

1.  SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

of the related policies, in proportion to the ratio of annual premium revenues to total anticipated premium revenues. Such anticipated premium revenues are estimated using the same assumptions used for computing liabilities for future policy benefits. The deferred policy acquisition costs for property-casualty insurance are amortized over the effective period of the related insurance policies; deferred policy acquisition costs for these policies are charged to expense when such costs are deemed not to be recoverable from the related unearned premiums and any related investment income.

PROPERTY AND EQUIPMENT

Property and equipment, comprised primarily of home office properties, furniture and equipment, are reported at cost less allowances for depreciation. Depreciation expense is computed primarily using the straight-line method over the estimated useful lives of the assets. Depreciation expense for the years ended December 31, 1997, 1996 and 1995 was $2.3 million, $5.1 million and $9.3 million, respectively.

On March 30, 1998, the Company transferred its home office properties to its parent in the form of a dividend. The fair value of the properties, which served as the basis for the transaction, was $45.7 million and the book value was $24.7 million. The Company will lease a portion of the properties back from its parent under a sublease arrangement. Of the $21.0 million gain on the transaction, $8.3 million was recognized in the income statement and $12.7 million was deferred and will be amortized over the term of the operating lease.

GOODWILL

Goodwill represents the excess of the fair value of assets exchanged over the net assets acquired. Goodwill is generally being amortized on a straight-line basis over a period of 20 years. The carrying value of goodwill is regularly reviewed for indicators of impairment in value, which in the view of management are other than temporary. If facts and circumstances suggest that goodwill is impaired, the Company assesses the fair value of the underlying business and reduces goodwill to an amount that results in the book value of the underlying business approximating fair value. The Company has not recorded any such writedowns during the years ended December 31, 1997, 1996 or 1995.

FUTURE POLICY BENEFITS

The liability for future policy benefits for participating traditional life insurance is based on net level premium reserves, including assumptions as to interest, mortality, and other assumptions underlying the guaranteed policy cash values. Reserve interest assumptions are level and range from 2.5% to 6.0%. The average rate of assumed investment yields used in estimating gross margins was 8.15% in 1997, 8.34% in 1996 and 8.14% in 1995. Accrued dividends for participating business are established for anticipated amounts earned to date for the period through the policy's next anniversary and are provided for as a separate liability. The declaration of future dividends for participating business is at the discretion of the Board of Directors. Participating life insurance business accounted for 42% of receipts from policyholders during the year ended December 31, 1997 and represented 19% of life insurance inforce at December 31, 1997.

The liabilities for future policy benefits for accident and health insurance are computed using a net level or two-year preliminary term method, including assumptions as to morbidity, mortality and interest and to include provisions for possible unfavorable deviations. Policy benefit claims are charged to expense in the period that the claims are incurred.

Future policy benefit reserves for interest sensitive products are computed under a retrospective deposit method and represent policy account balances before applicable surrender charges. Policy benefits and claims that are charged to expense include benefit claims incurred in the period in excess of related policy account balances.

Interest crediting rates for interest sensitive products ranged from 5.25% to 6.90% in 1997, 5.75% to 7.50% in 1996 and 5.50% to 7.50% in 1995.

The unearned revenue reserve reflects the unamortized balance of the excess of first year administration charges over renewal period administration charges (policy initiation fees) on interest sensitive products. These excess charges have been deferred and are being recognized in income over the period benefited using the same assumptions and factors used to amortize deferred policy acquisition costs.

                       FARM BUREAU LIFE INSURANCE COMPANY

1.  SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

RESERVES AND UNEARNED PREMIUMS ON PROPERTY-CASUALTY POLICIES

Unpaid property-casualty losses and loss adjustment expenses represent the estimated liability for reported claims plus those incurred but not yet reported and the related estimated adjustment expenses. The reserve for unpaid claims and related adjustment expenses was determined using case-basis evaluations and statistical analyses and represented estimates of the ultimate cost of all unpaid losses incurred through December 31 of each year. Salvage and subrogation recoverables were offset against reserves on property-casualty policies and were estimated using statistical analysis.

Property-casualty insurance unearned premiums were calculated on a pro rata basis.

GUARANTEE FUND ASSESSMENTS

From time to time assessments are levied on the Company by guaranty associations in most states in which the Company is licensed. These assessments are to cover losses of policyholders of insolvent or rehabilitated companies. In some states, these assessments can be partially recovered through a reduction in future premium taxes. During 1997, the Company adopted Statement of Position (SOP) 97-3, "Accounting by Insurance and Other Enterprises for Insurance-Related Assessments", which requires the accrual of such assessments. Prior to 1997, the Company recognized its obligation for guarantee fund assessments when such assessments were received and an asset was recorded for future premium tax offsets on assessments paid. The impact of adopting SOP 97-3 was not separately reported as a change in accounting principle because the impact of adoption was not material to the Company.

At December 31, 1997, the Company had an undiscounted reserve of $1.8 million to cover estimated future assessments on known insolvencies and had an asset totaling $2.3 million representing estimated premium tax offsets on paid and future assessments. Expenses incurred for guaranty fund assessments, net of related premium tax offsets, totaled $1.1 million (including $0.9 million related to the adoption of SOP 97-3) during the year ended December 31, 1997, and $0.1 million during each of the years ended December 31, 1996 and 1995. It is estimated future guarantee fund assessments on known insolvencies will be paid during the three year period ended December 31, 2000 and substantially all the related future premium tax offsets will be realized during the six year period ended December 31, 2003. The Company believes the reserve for guarantee fund assessments is sufficient to provide for future assessments based upon known insolvencies and projected premium levels.

DEFERRED INCOME TAXES

Deferred tax assets or liabilities are computed based on the difference between the financial statement and income tax bases of assets and liabilities using the enacted marginal tax rate. Deferred income tax expenses or credits are based on the changes in the asset or liability from period to period.

SEPARATE ACCOUNTS

The separate account assets and liabilities reported in the accompanying consolidated balance sheets represent funds that are separately administered, principally for the benefit of certain policyholders who bear the underlying investment risk. The separate account assets and liabilities are carried at fair value. Revenues and expenses related to the separate account assets and liabilities, to the extent of benefits paid or provided to the separate account policyholders, are excluded from the amounts reported in the accompanying consolidated statements of income.

RECOGNITION OF PREMIUM REVENUES AND COSTS

Revenues for interest sensitive products consist of policy charges for the cost of insurance, administration charges, amortization of policy initiation fees and surrender charges assessed against policyholder account balances. Expenses related to these products include interest credited to policyholder account balances and benefit claims incurred in excess of policyholder account balances.

Traditional life insurance premiums are recognized as revenues over the premium-paying period. Future policy benefits and policy acquisition costs are recognized as expenses over the life of the policy by means of the provision for future policy benefits and amortization of deferred policy acquisition costs.

Property-casualty insurance premiums were recognized using a daily or monthly pro rata method over the terms of the policies.

All insurance-related revenues, benefits, losses and expenses are reported net of reinsurance ceded.

                       FARM BUREAU LIFE INSURANCE COMPANY

1. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

REINSURANCE

The Company uses reinsurance to manage certain risks associated with its insurance operations. These reinsurance arrangements provide for greater diversification of business, allow management to control exposure to potential risks arising from large losses and provide additional capacity for growth.

The Company's life insurance operations cede reinsurance to various reinsurers. The cost of reinsurance is generally amortized over the contract periods of the reinsurance agreements.

The Company's property-casualty operations assumed and ceded reinsurance, principally as a participant in a reinsurance pooling agreement with two affiliates. The Company's contracts were prospective and the cost of insurance was amortized over the contract periods in proportion to the amount of insurance protection provided.

OTHER INCOME AND OTHER EXPENSES

Other income and other expenses include revenue and expenses generated by the Company's various non-insurance subsidiaries for investment advisory, marketing and distribution, and leasing services. A portion of these activities are performed on behalf of affiliates of the Company. In addition, certain revenue generated by the insurance companies have been classified as other income. During the years ended December 31, 1997, 1996 and 1995, revenues of the insurance companies included as other income aggregated $3.7 million, $2.7 million and $8.4 million, respectively.

RECLASSIFICATIONS

Certain amounts in the 1996 and 1995 consolidated financial statements have been reclassified to conform to the 1997 financial statement presentation.

USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. For example, significant estimates and assumptions are utilized in the calculation of deferred policy acquisition costs, policyholder liabilities and accruals and valuation allowances on investments. It is reasonably possible that actual experience could differ from the estimates and assumptions utilized which could have a material impact on the consolidated financial statements.

COMPREHENSIVE INCOME

As of January 1, 1998, the Company adopted Statement No. 130, "Reporting Comprehensive Income". Statement No. 130 establishes new rules for the reporting and display of comprehensive income and its components; however, the adoption of this statement had no impact on the Company's net income or stockholder's equity. Statement No. 130 requires unrealized gains and losses on the Company's available-for-sale securities to be included in other comprehensive income.

During the three months ended March 31, 1998 and 1997, comprehensive income totaled $21.9 million and $4.4 million, respectively.

2. INVESTMENT OPERATIONS

FIXED MATURITIES AND EQUITY SECURITIES

The following tables contain amortized cost and market value information on fixed maturities and equity securities at December 31, 1997 and 1996:

                                                                      HELD FOR INVESTMENT
                                                    --------------------------------------------------------
                                                                       GROSS        GROSS
                                                                    UNREALIZED   UNREALIZED     ESTIMATED
                                                    AMORTIZED COST     GAINS       LOSSES      MARKET VALUE
                                                    --------------------------------------------------------
                                                                     (DOLLARS IN THOUSANDS)
DECEMBER 31, 1997
Bonds:
  Corporate securities                              $        5,008   $     814   $        (8) $        5,814
  Mortgage-backed securities                               517,403      19,575        (1,460)        535,518
                                                    --------------------------------------------------------
Total fixed maturities                              $      522,411   $  20,389   $    (1,468) $      541,332
                                                    --------------------------------------------------------
                                                    --------------------------------------------------------

                       FARM BUREAU LIFE INSURANCE COMPANY

2.  INVESTMENT OPERATIONS (CONTINUED)

                                                                       AVAILABLE FOR SALE
                                                    --------------------------------------------------------
                                                                       GROSS        GROSS
                                                                    UNREALIZED   UNREALIZED     ESTIMATED
                                                    AMORTIZED COST     GAINS       LOSSES      MARKET VALUE
                                                    --------------------------------------------------------
                                                                     (DOLLARS IN THOUSANDS)
DECEMBER 31, 1997
Bonds:
  United States Government and agencies             $       14,406   $      18   $       (19) $       14,405
  State, municipal and other governments                    37,986       1,012          (126)         38,872
  Public utilities                                          80,071       4,637          (390)         84,318
  Corporate securities                                     688,362      55,095        (6,089)        737,368
  Mortgage and asset-backed securities                     372,482      13,418        (1,283)        384,617
Redeemable preferred stock                                  25,162       1,533          (106)         26,589
                                                    --------------------------------------------------------
Total fixed maturities                              $    1,218,469   $  75,713   $    (8,013) $    1,286,169
                                                    --------------------------------------------------------
                                                    --------------------------------------------------------
Equity securities                                   $       54,861   $   3,635   $    (7,228) $       51,268
                                                    --------------------------------------------------------
                                                    --------------------------------------------------------

                                                                       HELD FOR INVESTMENT
                                                      ------------------------------------------------------
                                                                        GROSS        GROSS
                                                        AMORTIZED    UNREALIZED   UNREALIZED     ESTIMATED
                                                          COST          GAINS       LOSSES     MARKET VALUE
                                                      ------------------------------------------------------
                                                                      (DOLLARS IN THOUSANDS)
DECEMBER 31, 1996
Bonds:
  Corporate securities                                $       5,009   $     649    $      (9)   $     5,649
  Mortgage-backed securities                                557,274      16,577       (5,162)       568,689
                                                      ------------------------------------------------------
Total fixed maturities                                $     562,283   $  17,226    $  (5,171)   $   574,338
                                                      ------------------------------------------------------
                                                      ------------------------------------------------------


                                                                        AVAILABLE FOR SALE
                                                      ------------------------------------------------------
                                                                        GROSS        GROSS
                                                        AMORTIZED    UNREALIZED   UNREALIZED     ESTIMATED
                                                          COST          GAINS       LOSSES     MARKET VALUE
                                                      ------------------------------------------------------
                                                                      (DOLLARS IN THOUSANDS)
DECEMBER 31, 1996
Bonds:
  United States Government and agencies               $      44,440   $     237    $    (281)   $    44,396
  State, municipal and other governments                     11,530         383          (53)        11,860
  Public utilities                                          119,619       4,995         (836)       123,778
  Corporate securities                                      611,021      32,078       (9,989)       633,110
  Mortgage and asset-backed securities                      278,308       7,391       (2,793)       282,906
Redeemable preferred stock                                   31,261       1,369          (93)        32,537
                                                      ------------------------------------------------------
Total fixed maturities                                $   1,096,179   $  46,453    $ (14,045)   $ 1,128,587
                                                      ------------------------------------------------------
                                                      ------------------------------------------------------
Equity securities                                     $      69,915   $  28,671    $ (18,800)   $    79,786
                                                      ------------------------------------------------------
                                                      ------------------------------------------------------

                       FARM BUREAU LIFE INSURANCE COMPANY

2.  INVESTMENT OPERATIONS (CONTINUED)

Amortized cost of securities held by a subsidiary engaged in the investment company industry was $8.7 million at December 31, 1996. Gross unrealized appreciation and depreciation on these securities totaled $5.4 million and $0.3 million, respectively. Short-term investments have been excluded from the above schedules as amortized cost approximates market value for these securities.

The carrying value and estimated market value of the Company's portfolio of fixed maturity securities at December 31, 1997, by contractual maturity, are shown below. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

                                                      HELD FOR INVESTMENT            AVAILABLE FOR SALE
                                                   --------------------------  ------------------------------
                                                                  ESTIMATED                      ESTIMATED
                                                    AMORTIZED       MARKET       AMORTIZED         MARKET
                                                       COST         VALUE           COST           VALUE
                                                   ----------------------------------------------------------
                                                                     (DOLLARS IN THOUSANDS)
Due in one year or less                            $         --  $         --  $       19,224  $       19,274
Due after one year through five years                        --            --         133,569         139,424
Due after five years through ten years                    5,008         5,814         207,167         222,249
Due after ten years                                          --            --         460,865         494,016
                                                   ----------------------------------------------------------
                                                          5,008         5,814         820,825         874,963
Mortgage and asset-backed securities                    517,403       535,518         372,482         384,617
Redeemable preferred stocks                                  --            --          25,162          26,589
                                                   ----------------------------------------------------------
                                                   $    522,411  $    541,332  $    1,218,469  $    1,286,169
                                                   ----------------------------------------------------------
                                                   ----------------------------------------------------------

The unrealized appreciation or depreciation on fixed maturity and equity securities available for sale is reported as a separate component of stockholder's equity, reduced by adjustments to deferred policy acquisition costs, value of insurance in force acquired and unearned revenue reserve that would have been required as a charge or credit to income had such amounts been realized, and a provision for deferred income taxes. Net unrealized investment gains as reported were comprised of the following:

                                                                                          DECEMBER 31,
                                                                                     -----------------------
                                                                                        1997         1996
                                                                                     -----------------------
                                                                                     (DOLLARS IN THOUSANDS)
Unrealized appreciation on fixed maturity and equity securities available for sale   $    64,107  $   42,279
Adjustments for assumed changes in amortization pattern of:
  Deferred policy acquisition costs                                                       (5,251)     (2,159)
  Unearned revenue reserve                                                                   711         383
Provision for deferred income taxes                                                      (20,848)    (14,176)
                                                                                     -----------------------
Net unrealized investment gains                                                      $    38,719  $   26,327
                                                                                     -----------------------
                                                                                     -----------------------

MORTGAGE LOANS ON REAL ESTATE

The Company's mortgage loan portfolio consists principally of commercial mortgage loans. The Company's lending policies require that the loans be collateralized by the value of the related property, establish limits on the amount that can be loaned to one borrower and require diversification by geographic location and collateral type. Regions in which at least 20% of the Company's mortgage loan portfolio is invested during the years presented include; Pacific (26% in 1997 and 28% in 1996), which includes California, Oregon and Washington; West South Central (22% in 1997 and 12% in 1996), which includes Oklahoma and Texas; and Mountain (15% in 1997 and 20% in 1996), which includes Arizona, Colorado, Idaho, New Mexico, Utah and Wyoming. Mortgage loans on real estate have also been analyzed during the years presented by collateral types with office buildings (44% in 1997 and 46% in 1996) and retail facilities (36% in 1997 and 34% in 1996), representing the largest holdings.

                       FARM BUREAU LIFE INSURANCE COMPANY

2. INVESTMENT OPERATIONS (CONTINUED)

The Company has also provided an allowance for possible losses against its mortgage loan portfolio. An analysis of this allowance for loan losses is as follows:

                                                                                                 YEAR ENDED DECEMBER 31,
                                                                                             -------------------------------
                                                                                               1997       1996       1995
                                                                                             -------------------------------
                                                                                                 (DOLLARS IN THOUSANDS)
Balance at beginning of year                                                                 $     600  $     600  $     600
Realized losses                                                                                     --      2,527         --
Uncollectible amounts written off, net of recoveries                                               (77)    (2,527)        --
                                                                                             -------------------------------
Balance at end of year                                                                       $     523  $     600  $     600
                                                                                             -------------------------------
                                                                                             -------------------------------

Impaired loans (those loans in which the Company does not believe it will collect all amounts due according to the contractual terms of the respective loan agreements) totaled $3.1 million at December 31, 1996. There were no impaired loans at December 31, 1997. No valuation allowance was established on the impaired loans at December 31, 1996.

NET INVESTMENT INCOME

Components of net investment income are as follows:

                                                                                        YEAR ENDED DECEMBER 31,
                                                                                 --------------------------------------
                                                                                     1997         1996         1995
                                                                                 --------------------------------------
                                                                                         (DOLLARS IN THOUSANDS)
Fixed maturities:
  Held for investment                                                            $     43,648  $    45,744  $    42,016
  Available for sale                                                                   97,044       85,722       83,490
Equity securities                                                                       1,259        1,345        1,098
Mortgage loans on real estate                                                          21,027       20,297       19,544
Investment real estate                                                                  4,457        4,495        4,191
Policy loans                                                                            5,692        5,653        5,567
Other long-term investments                                                             2,921        3,698       26,249
Short-term investments                                                                  3,691        3,166        2,671
Other                                                                                   4,105        3,485        5,581
                                                                                 --------------------------------------
                                                                                      183,844      173,605      190,407
Less investment expenses                                                               (9,081)      (7,183)      (6,059)
                                                                                 --------------------------------------
Net investment income                                                            $    174,763  $   166,422  $   184,348
                                                                                 --------------------------------------
                                                                                 --------------------------------------

Investment income from other long-term investments, which includes investments held by subsidiaries engaged in the broker-dealer and investment company industries, is comprised of:

                                                                                          YEAR ENDED DECEMBER 31,
                                                                                      --------------------------------
                                                                                         1997       1996       1995
                                                                                      --------------------------------
                                                                                           (DOLLARS IN THOUSANDS)
Dividends, interest and other income                                                  $    1,698  $     613  $     519
Net realized gain (loss) from investment transactions                                      6,288     (1,811)    25,810
Change in unrealized appreciation/depreciation of investments                             (5,065)     4,896        (80)
                                                                                      --------------------------------
                                                                                      $    2,921  $   3,698  $  26,249
                                                                                      --------------------------------
                                                                                      --------------------------------

During the year ended December 31, 1997, 13 securities with a total fair value of $15.0 million were transferred to the Company from its venture capital subsidiary, upon its dissolution. During the year ended December 31, 1995, two securities with a total fair value of $27.6 million were transferred out of the subsidiary. Realized gains (recognized in net investment income) of $6.3 million and $24.6 million were recognized on the 1997 and 1995 transfers, respectively, although neither transfer had an impact on net income (as unrealized appreciation had been reported prior to the transfer).

                       FARM BUREAU LIFE INSURANCE COMPANY

2. INVESTMENT OPERATIONS (CONTINUED)

REALIZED AND UNREALIZED GAINS AND LOSSES

Realized gains (losses) and the change in unrealized appreciation/depreciation on investments, excluding amounts attributed to investments held by subsidiaries engaged in the broker-dealer and investment company industries discussed above, are summarized below:

                                                                                        YEAR ENDED DECEMBER 31,
                                                                                  ------------------------------------
                                                                                     1997         1996        1995
                                                                                  ------------------------------------
                                                                                         (DOLLARS IN THOUSANDS)
REALIZED
Fixed maturities--available for sale                                              $     4,300  $    2,199  $     5,526
Equity securities                                                                      35,120      56,522         (763)
Mortgage loans on real estate                                                              --      (2,527)          --
Investment real estate                                                                      6         619          123
Other long-term investments                                                              (300)       (154)        (158)
Securities and indebtedness of related parties                                           (487)     (1,438)       1,182
Notes receivable and other                                                                 --        (767)          (8)
                                                                                  ------------------------------------
Realized gains on investments                                                     $    38,639  $   54,454  $     5,902
                                                                                  ------------------------------------
                                                                                  ------------------------------------
UNREALIZED
Fixed maturities:
  Held for investment                                                             $     6,866  $  (12,225) $    50,905
  Available for sale                                                                   35,292     (25,675)      75,590
Equity securities                                                                     (13,464)      4,429        9,209
                                                                                  ------------------------------------
Change in unrealized appreciation/depreciation of investments                     $    28,694  $  (33,471) $   135,704
                                                                                  ------------------------------------
                                                                                  ------------------------------------

An analysis of sales, maturities and principal repayments of the Company's fixed maturities portfolio for the years ended December 31, 1997, 1996, and 1995 is as follows:

                                                                                      GROSS      GROSS
                                                                       AMORTIZED    REALIZED    REALIZED
                                                                          COST        GAINS      LOSSES      PROCEEDS
                                                                      -------------------------------------------------
                                                                                   (DOLLARS IN THOUSANDS)
YEAR ENDED DECEMBER 31, 1997
  Scheduled principal repayments and calls:
    Available for sale                                                $    154,939  $      --  $       --  $    154,939
    Held for investment                                                     40,460         --          --        40,460
  Sales--available for sale                                                 91,603      6,313      (2,013)       95,903
                                                                      -------------------------------------------------
      Total                                                           $    287,002  $   6,313  $   (2,013) $    291,302
                                                                      -------------------------------------------------
                                                                      -------------------------------------------------
YEAR ENDED DECEMBER 31, 1996
  Scheduled principal repayments and calls:
    Available for sale                                                $    148,299  $      --  $       --  $    148,299
    Held for investment                                                     33,212         --          --        33,212
  Sales--available for sale                                                 71,095      5,197      (2,498)       73,794
                                                                      -------------------------------------------------
      Total                                                           $    252,606  $   5,197  $   (2,498) $    255,305
                                                                      -------------------------------------------------
                                                                      -------------------------------------------------
YEAR ENDED DECEMBER 31, 1995
  Scheduled principal repayments and calls:
    Available for sale                                                $     74,710  $      --  $       --  $     74,710
    Held for investment                                                     16,529         --          --        16,529
  Sales--available for sale                                                127,738      7,186      (1,445)      133,479
                                                                      -------------------------------------------------
      Total                                                           $    218,977  $   7,186  $   (1,445) $    224,718
                                                                      -------------------------------------------------
                                                                      -------------------------------------------------

Realized losses totaling $0.5 million and $0.2 million were incurred during the years ended December 31, 1996 and 1995, respectively, as a result of writedowns for other than temporary impairment of fixed maturity securities. No such writedowns were recorded during the year ended December 31, 1997.

                       FARM BUREAU LIFE INSURANCE COMPANY

2. INVESTMENT OPERATIONS (CONTINUED)

OTHER

In December 1997, the Company acquired a 35% interest (with 20% voting control) in an unaffiliated life insurance company for $25.0 million. The excess (approximately $5.1 million) of the carrying amount of the investment, which is classified as securities and indebtedness of related parties on the consolidated balance sheet, over the amount of underlying equity in net assets is attributable to goodwill and is being amortized over a 20 year period. The investment is being accounted for using the equity method. The insurance company underwrites and markets life insurance and annuity products throughout the United States.

Also in December 1997, the Company acquired all of the common stock of EquiTrust Life Insurance Company for $9.7 million. EquiTrust Life Insurance Company is a shell life insurance company licensed in 38 states. Goodwill totaling $1.5 million was recorded in connection with the acquisition and is being amortized over 20 years.

In February 1996, an equity investee of the Company completed an initial public offering which resulted in an increase of $4.9 million, net of $2.6 million in taxes, in the Company's share of the investee's stockholders' equity. This increase was credited directly to additional paid-in capital. Subsequent to the public offering, the Company reclassified the investment to equity securities. The Company has sold the majority of its holdings in this investment and realized gains of $24.3 million during the year ended December 31, 1997 and $50.4 million during the year ended December 31, 1996.

At December 31, 1997, affidavits of deposits covering investments with a carrying value totaling $2,081.4 million were on deposit with state agencies to meet regulatory requirements.

At December 31, 1997, the Company had committed to provide additional funding for mortgage loans on real estate aggregating $6.5 million. These commitments arose in the normal course of business at terms which are comparable to similar investments.

The carrying value of investments which have been non-income producing for the twelve months preceding December 31, 1997, include fixed maturities of $3.2 million and other long-term investments of $1.6 million.

No investment in any person or its affiliates (other than bonds issued by agencies of the United States Government) exceeded ten percent of stockholder's equity at December 31, 1997.

3. FAIR VALUES OF FINANCIAL INSTRUMENTS

Statement No. 107, "Disclosures About Fair Value of Financial Instruments", requires disclosure of fair value information about financial instruments, whether or not recognized in the consolidated balance sheet, for which it is practicable to estimate that value. In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. In that regard, the derived fair value estimates cannot be substantiated by comparison to independent markets and, in many cases, could not be realized in immediate settlement of the instrument. Statement No. 107 also excludes certain financial instruments and all nonfinancial instruments from its disclosure requirements and allows companies to forego the disclosures when those estimates can only be made at excessive cost. Accordingly, the aggregate fair value amounts presented herein are limited by each of these factors and do not purport to represent the underlying value of the Company.

The following methods and assumptions were used by the Company in estimating its fair value disclosures for financial instruments.

FIXED MATURITY SECURITIES: Fair values for fixed maturity securities are based on quoted market prices, where available. For fixed maturity securities not actively traded, fair values are estimated using a matrix calculation assuming a spread (based on interest rates and a risk assessment of the bonds) over U. S. Treasury bonds.

EQUITY SECURITIES: The fair values for equity securities are based on quoted market prices, where available. For equity securities that are not actively traded, estimated fair values are based on values of comparable issues.

MORTGAGE LOANS ON REAL ESTATE AND POLICY LOANS: Fair values are estimated by discounting expected cash flows using interest rates currently being offered for similar loans.

                       FARM BUREAU LIFE INSURANCE COMPANY

3.  FAIR VALUES OF FINANCIAL INSTRUMENTS (CONTINUED)

OTHER LONG-TERM INVESTMENTS: The fair values for nontraditional debt instruments and investment deposits are estimated by discounting expected cash flows using interest rates currently being offered for similar investments. The fair values for investments held by a subsidiary in the investment company industry are based on quoted market prices, where available. For holdings that are not actively traded, fair values are determined in good faith by the Board of Directors of the subsidiary holding the security.

CASH AND SHORT-TERM INVESTMENTS: The carrying amounts reported in the consolidated balance sheet for these instruments approximate their fair values.

SECURITIES AND INDEBTEDNESS OF RELATED PARTIES: Fair values for loans and advances are estimated by discounting expected cash flows using interest rates currently being offered for similar investments. As allowed by Statement No. 107, fair values are not assigned to investments accounted for using the equity method.

ASSETS AND LIABILITIES OF SEPARATE ACCOUNTS: Separate account assets and liabilities are reported at estimated fair value in the Company's consolidated balance sheet.

FUTURE POLICY BENEFITS AND OTHER POLICYHOLDERS' FUNDS: Fair values of the Company's liabilities under contracts not involving significant mortality or morbidity risks (principally deferred annuities, deposit administration funds and supplementary contracts) are stated at cash surrender value, the cost the Company would incur to extinguish the liability. The Company is not required to estimate the fair value of its liabilities under other contracts.

The following sets forth a comparison of the fair values and carrying values of the Company's financial instruments subject to the provisions of Statement No. 107:

                                                                                           DECEMBER 31,
                                                                   ------------------------------------------------------------
                                                                                1997                           1996
                                                                   ------------------------------  ----------------------------
                                                                      CARRYING          FAIR         CARRYING
                                                                       VALUE           VALUE           VALUE       FAIR VALUE
                                                                                      (DOLLARS IN THOUSANDS)
ASSETS
Fixed maturities:
  Held for investment                                              $      522,411  $      541,332  $     562,283  $     574,338
  Available for sale                                                    1,286,169       1,286,169      1,128,587      1,128,587
Equity securities                                                          51,268          51,268         79,786         79,786
Mortgage loans on real estate                                             253,093         265,059        235,331        245,125
Policy loans                                                               90,052          97,712         88,940         88,940
Other long-term investments                                                 9,989           9,587         22,157         21,671
Cash and short-term investments                                            25,531          25,531         63,827         63,827
Securities and indebtedness of related parties                              5,451           5,829         11,658         12,292
Assets held in separate accounts                                          138,409         138,409         79,043         79,043

LIABILITIES
Future policy benefits                                             $      782,933  $      767,030  $     744,369  $     730,272
Other policyholders' funds                                                195,330         195,330        186,535        186,535
Liabilities related to separate accounts                                  138,409         138,409         79,043         79,043

4. REINSURANCE AND POLICY PROVISIONS

LIFE INSURANCE OPERATIONS

In the normal course of business, the Company seeks to limit its exposure to loss on any single insured and to recover a portion of benefits paid by ceding reinsurance to other insurance enterprises or reinsurers. Reinsurance coverages for life insurance vary according to the age and risk classification of the insured with retention limits ranging up to $0.5 million of coverage per individual life. The Company does not use financial or surplus relief reinsurance. Life insurance in force ceded totaled $663.4 million (5.1% of total life insurance in force) at December 31, 1997 and $594.9 million (4.9% of total life insurance in force) at December 31, 1996.

                       FARM BUREAU LIFE INSURANCE COMPANY

4.  REINSURANCE AND POLICY PROVISIONS (CONTINUED)

Reinsurance contracts do not relieve the Company of its obligations to its policyholders. To the extent that reinsuring companies are later unable to meet obligations under reinsurance agreements, the Company's life insurance subsidiaries would be liable for these obligations, and payment of these obligations could result in losses to the Company. To limit the possibility of such losses, the Company evaluates the financial condition of its reinsurers and monitors concentrations of credit risk.

No allowance for uncollectible amounts has been established against the Company's asset for reinsurance recoverable since none of the receivables are deemed to be uncollectible. Insurance premiums and product charges have been reduced by $3.7 million, $3.4 million and $3.3 million and insurance benefits have been reduced by $2.9 million, $4.0 million and $1.7 million during the years ended December 31, 1997, 1996 and 1995, respectively, as a result of cession agreements. The amount of reinsurance assumed is not significant.

Unpaid claims on accident and health policies (entirely disability income products) include amounts for losses and related adjustment expense and are estimates of the ultimate net costs of all losses, reported and unreported. These estimates are subject to the impact of future changes in claim severity, frequency and other factors. The activity in the liability for unpaid claims and related adjustment expense, net of reinsurance, is summarized as follows:

                                                        YEAR ENDED DECEMBER 31,
                                                    --------------------------------
                                                       1997       1996       1995
                                                    --------------------------------
                                                         (DOLLARS IN THOUSANDS)
Unpaid claims liability, net of related
  reinsurance, at beginning of year                 $   13,812  $  13,899  $  10,494
Add:
  Provision for claims occurring in the current
   year                                                  5,829      4,737      5,011
  Increase (decrease) in estimated expense for
   claims occurring in the prior years                   2,236       (371)     2,357
                                                    --------------------------------
Incurred claim expense during the current year           8,065      4,366      7,368
Deduct expense payments for claims occurring
  during:
  Current year                                           1,692      1,681      2,109
  Prior years                                            2,564      2,772      1,854
                                                    --------------------------------
                                                         4,256      4,453      3,963
                                                    --------------------------------
Unpaid claims liability, net of related
  reinsurance, at end of year                           17,621     13,812     13,899
Active life reserve                                     15,832     15,376     14,614
                                                    --------------------------------
Net accident and health reserves                        33,453     29,188     28,513
Reinsurance ceded                                        1,721      1,483        934
                                                    --------------------------------
Gross accident and health reserves                  $   35,174  $  30,671  $  29,447
                                                    --------------------------------
                                                    --------------------------------

Reserves for unpaid claims are developed using industry mortality and morbidity data. One year development on prior year reserves represents Company experience being more or less favorable than that of the industry. Over time, the Company expects its experience with respect to disability income business to be comparable to that of the industry. A certain level of volatility in development is inherent in these reserves since the underlying block of business is relatively small.

PROPERTY-CASUALTY OPERATIONS

Utah Insurance is a participant with Farm Bureau Mutual Insurance Company and South Dakota Farm Bureau Mutual Insurance Company, another affiliate, in a reinsurance pooling agreement (the Farm Bureau Mutual pool). Under the terms of the agreement, Utah Insurance and South Dakota Farm Bureau Mutual Insurance Company cede to Farm Bureau Mutual Insurance Company all of their insurance business and assume back from Farm Bureau Mutual Insurance Company an amount equal to their participation in the pooling agreement. Also, losses, loss adjustment expenses, and other underwriting and administrative expenses are prorated among the companies on the basis of their participation in the pooling agreement. For the year ended December 31, 1995, Utah Insurance's participation in the reinsurance pool was 8%.

                       FARM BUREAU LIFE INSURANCE COMPANY

4.  REINSURANCE AND POLICY PROVISIONS (CONTINUED)

Property-casualty premiums earned and losses and loss adjustment expenses incurred, reflect the following reinsurance amounts during the year ended December 31, 1995 (dollars in thousands):

PREMIUMS EARNED
Direct premiums written                             $  26,244
Assumed from non-affiliates                                 5
Ceded to non-affiliates                                  (615)
Assumed from Farm Bureau Mutual pool                   18,851
Ceded to Farm Bureau Mutual pool                      (25,634)
                                                    ---------
Net premiums written                                   18,851
Increase in reserve for unearned premiums, net of
  reinsurance                                            (150)
Increase in accrued retrospective premiums                  8
                                                    ---------
Total premiums earned                               $  18,709
                                                    ---------
                                                    ---------
LOSSES AND LOSS ADJUSTMENT EXPENSES INCURRED
Direct losses and loss adjustment expenses paid     $  18,532
Net ceded to non-affiliates                                91
Assumed from Farm Bureau Mutual pool                   13,030
Ceded to Farm Bureau Mutual pool                      (18,623)
                                                    ---------
Net losses and loss adjustment expenses paid           13,030
Increase in losses and loss adjustment expense
  reserves, net of reinsurance                            591
                                                    ---------
Total losses and loss adjustment expenses incurred  $  13,621
                                                    ---------
                                                    ---------

The difference between premiums on a written and on an earned basis is not significant.

The activity in the reserves on property-casualty policies, net of reinsurance and salvage and subrogation recoverables, is summarized as follows during the year ended December 31, 1995 (dollars in thousands):

Reserves on property-casualty policies (gross),
  beginning of year                                 $  28,828
Less reinsurance recoverable on unpaid losses and
  loss adjustment expenses, beginning of year         (16,646)
                                                    ---------
Reserve for losses and loss adjustment expenses,
  net of related reinsurance, beginning of year        12,182
Add:
  Provision for losses and loss adjustment
   expenses for claims occurring in the current
   year                                                14,529
  Decrease in estimated losses and loss adjustment
   expenses for claims occurring in the prior
   years                                                 (908)
                                                    ---------
Incurred losses and loss adjustment expenses
  during the current year                              13,621
Deduct loss and loss adjustment expense payments
  for claims occurring during:
  Current year                                         (7,678)
  Prior years                                          (5,351)
                                                    ---------
                                                      (13,029)
                                                    ---------
Reserve for losses and loss adjustment expenses,
  net of related reinsurance, end of year              12,774
Reinsurance recoverables on unpaid losses and loss
  adjustment expenses, end of year                     17,210
Transfer to parent as part of dividend of Utah
  Farm Bureau Insurance Company                       (29,984)
                                                    ---------
Reserves on property-casualty policies (gross),
  end of year                                       $      --
                                                    ---------
                                                    ---------

5. INCOME TAXES

The Company files a consolidated federal income tax return with FBL Financial Group, Inc. and a majority of its subsidiaries. FBL Financial Group, Inc. and its direct and indirect subsidiaries included in the consolidated federal income tax return each report current income tax expense as allocated under a consolidated tax allocation agreement.

                       FARM BUREAU LIFE INSURANCE COMPANY

5.  INCOME TAXES (CONTINUED)

Generally, this allocation results in profitable companies recognizing a tax provision as if the individual company filed a separate return and loss companies recognizing benefits to the extent their losses contribute to reduce consolidated taxes. The companies file separate state income tax returns.

Deferred income taxes have been established based upon the temporary differences between the financial statement and income tax bases of assets and liabilities within each entity. The reversal of the temporary differences will result in taxable or deductible amounts in future years when the related asset or liability is recovered or settled.

Income tax expenses (credits) are included in the consolidated financial statements as follows:

                                                        YEAR ENDED DECEMBER 31,
                                                    --------------------------------
                                                       1997       1996       1995
                                                    --------------------------------
                                                         (DOLLARS IN THOUSANDS)
Taxes provided in consolidated statements of
  income on:
  Income before minority interest in earnings of
    subsidiaries and equity income:
    Current                                         $   36,828  $  28,400  $  13,278
    Deferred                                            (5,249)     5,756     14,013
                                                    --------------------------------
                                                        31,579     34,156     27,291
  Equity income:
    Current                                                951      1,674       (212)
    Deferred                                                77        554      1,013
                                                    --------------------------------
                                                         1,028      2,228        801
Taxes provided in consolidated statement of
  changes in stockholder's equity:
  Change in net unrealized investment
    gains/losses--deferred                               6,672     (4,211)    24,435
  Adjustment resulting from capital transaction of
    equity investee-- deferred                              --      2,617         --
                                                    --------------------------------
                                                         6,672     (1,594)    24,435
                                                    --------------------------------
                                                    $   39,279  $  34,790  $  52,527
                                                    --------------------------------
                                                    --------------------------------

The effective tax rate on income before income taxes, minority interest in earnings of subsidiaries and equity income is different from the prevailing federal income tax rate as follows:

                                                         YEAR ENDED DECEMBER 31,
                                                    ----------------------------------
                                                       1997        1996        1995
                                                    ----------------------------------
                                                          (DOLLARS IN THOUSANDS)
Income before income taxes, minority interest in
  earnings of subsidiaries and equity income        $   93,245  $   103,682  $  76,475
                                                    ----------------------------------
                                                    ----------------------------------
Income tax at federal statutory rate (35%)          $   32,636  $    36,289  $  26,766
Tax effect (decrease) of:
  Tax-exempt interest income                              (323)        (383)      (574)
  Tax-exempt dividend income                            (1,148)      (1,246)      (798)
  State income taxes                                        39          242      1,337
  Other items                                              375         (746)       560
                                                    ----------------------------------
Income tax expense                                  $   31,579  $    34,156  $  27,291
                                                    ----------------------------------
                                                    ----------------------------------

The Internal Revenue Service (IRS) has examined the federal income tax returns of FBL Financial Group, Inc. for the tax years through 1994 and FBL Financial Group, Inc. has reached a tentative settlement with the IRS's Appeals Division for tax years 1988 through 1994. The settlement is subject to approval of the Joint Committee on Taxation. Management believes that any settlement will not have a material impact on the Company's financial statements.

                       FARM BUREAU LIFE INSURANCE COMPANY

5.  INCOME TAXES (CONTINUED)

The tax effect of temporary differences giving rise to the Company's deferred income tax assets and liabilities at December 31, 1997 and 1996, is as follows:

                                                         DECEMBER 31,
                                                    -----------------------
                                                       1997         1996
                                                    -----------------------
                                                    (DOLLARS IN THOUSANDS)
Deferred income tax liabilities:
  Fixed maturity and equity securities              $    25,247  $   17,265
  Deferred policy acquisition costs                      46,944      44,307
  Deferred investment gains                                  --      10,551
  Other                                                  14,236      13,437
                                                    -----------------------
                                                         86,427      85,560
Deferred income tax assets:
  Future policy benefits                                (21,320)    (22,304)
  Accrued dividends                                      (3,273)     (2,997)
  Accrued pension costs                                  (9,092)    (10,082)
  Other                                                  (7,619)     (6,367)
                                                    -----------------------
                                                        (41,304)    (41,750)
                                                    -----------------------
Deferred income tax liability                       $    45,123  $   43,810
                                                    -----------------------
                                                    -----------------------

Prior to 1984, a portion of current income of the Company was not subject to current income taxation, but was accumulated, for tax purposes, in a memorandum account designated as "policyholders' surplus account". The aggregate accumulation in this account at December 31, 1997 was $11.1 million. Should the policyholders' surplus account of the Company exceed the limitation prescribed by federal income tax law, or should distributions be made by the Company to its stockholder in excess of $445.3 million, such excess would be subject to federal income taxes at rates then effective. Deferred income taxes of $3.9 million have not been provided on amounts included in this memorandum account since the Company contemplates no action and can foresee no events that would create such a tax.

Deferred income taxes were also reported on equity income. These taxes arise from the recognition of income and losses differently for purposes of filing federal income tax returns than for financial reporting purposes.

6. CREDIT ARRANGEMENT

As an investor in the Federal Home Loan Bank (FHLB), the Company has the right to borrow up to $54.0 million and $43.9 million from the FHLB as of March 31, 1998 and December 31, 1997, respectively. As of December 31, 1997, the Company had no outstanding debt under this credit arrangement.

7. RETIREMENT AND COMPENSATION PLANS

The Company participates with several affiliates in various defined benefit plans covering substantially all employees. The benefits of these plans are based primarily on years of service and employees' compensation. The Company and affiliates have adopted a policy of allocating the net periodic pension cost of the plans between themselves generally on a basis of time incurred by the respective employees for each employer. Such allocations are reviewed annually. Pension expense aggregated $4.2 million, $5.9 million and $7.9 million for the years ended December 31, 1997, 1996 and 1995, respectively.

Prior to January 1, 1996, the Company provided benefits to agents of the Company and certain of its affiliates through the Agents' Career Incentive Plan. Company contributions to the plan were based upon the individual agent's earned commissions and varied based upon the overall production level and the number of years of service. Company contributions charged to expense with respect to this plan during the year ended December 31, 1995 were $1.4 million. During 1996, in conjunction with a restructuring of the agents' compensation program, contributions to this plan were discontinued.

                       FARM BUREAU LIFE INSURANCE COMPANY

7.  RETIREMENT AND COMPENSATION PLANS (CONTINUED)

The Company has established deferred compensation plans for certain key current and former employees and has certain other benefit plans which provide for retirement and other benefits. These plans have been accrued or funded as deemed appropriate by management of the Company.

Certain of the assets related to these plans are on deposit with the Company and amounts relating to these plans are included in the financial statements herein. In addition, certain amounts included in the policy liabilities for interest sensitive products relate to deposit administration funds maintained by the Company on behalf of affiliates offering substantially the same benefit programs as the Company.

In addition to benefits offered under the aforementioned benefit plans, the Company and several other affiliates sponsor a plan that provides group term life insurance benefits to retired full-time employees who have worked ten years and attained age 55 while in service with the Company. Postretirement benefit expense is allocated in a manner consistent with pension expense discussed above. Postretirement pension expense aggregated $0.1 million for each of the years ended December 31, 1997, 1996 and 1995, respectively.

8. STATUTORY INFORMATION

STATUTORY LIMITATIONS ON DIVIDENDS

The ability of the Company to pay dividends to the parent company is restricted because prior approval of insurance regulatory authorities is required for payment of dividends to the stockholder which exceed an annual limitation. During 1998 the Company could pay dividends to the parent company of approximately $37.8 million without prior approval of insurance regulatory authorities.

STATUTORY ACCOUNTING POLICIES

The financial statements of the Company included herein differ from related statutory-basis financial statements principally as follows: (a) the bond portfolio is segregated into held-for-investment (carried at amortized cost) and available-for-sale (carried at fair value) classifications rather than generally being carried at amortized cost; (b) future policy benefit reserves for participating traditional life insurance products are based on net level premium methods and guaranteed cash value assumptions which may differ from statutory reserves; (c) future policy benefit reserves on certain interest sensitive products are based on full account values, rather than discounting methodologies utilizing statutory interest rates; (d) deferred income taxes are provided for the difference between the financial statement and income tax bases of assets and liabilities; (e) net realized gains or losses attributed to changes in the level of interest rates in the market are recognized as gains or losses in the statement of income when the sale is completed rather than deferred and amortized over the remaining life of the fixed maturity security or mortgage loan; (f) declines in the estimated realizable value of investments are charged to the statement of income when such declines are judged to be other than temporary rather than through the establishment of a formula-determined statutory investment reserve (carried as a liability), changes in which are charged directly to surplus; (g) agents' balances and certain other assets designated as "non-admitted assets" for statutory purposes are reported as assets rather than being charged to surplus; (h) revenues for interest sensitive products consist of policy charges for the cost of insurance, policy administration charges, amortization of policy initiation fees and surrender charges assessed rather than premiums received; (i) pension income or expense is recognized in accordance with Statement No. 87, "Employers' Accounting for Pensions" rather than in accordance with rules and regulations permitted by the Employee Retirement Income Security Act of 1974; (j) the financial statements of subsidiaries are consolidated with those of the Company; and (k) assets and liabilities are restated to fair values when a change in ownership occurs that is accounted for as a purchase, with provisions for goodwill and other intangible assets, rather than continuing to be presented at historical cost.

Total statutory capital and surplus of the Company was $291.3 million at December 31, 1997 and $280.6 million at December 31, 1996. Net income for the Company determined in accordance with statutory accounting practices was $73.5 million in 1997, $75.0 million in 1996 and $47.4 million in 1995.

                       FARM BUREAU LIFE INSURANCE COMPANY

8.  STATUTORY INFORMATION (CONTINUED)

The Company's insurance subsidiaries reported the following statutory amounts to regulatory agencies, after appropriate elimination of intercompany accounts:


                                           CAPITAL AND          NET INCOME
                                             SURPLUS       YEAR ENDED DECEMBER
                                           DECEMBER 31,            31,
                                          --------------  ----------------------
                                           1997    1996    1997    1996    1995
                                          --------------------------------------
                                                  (DOLLARS IN THOUSANDS)
Life insurance companies                  $13,111 $3,352  $  56   $  151  $   92
Property-casualty insurance subsidiary        --      --     --       --   1,454
                                          --------------------------------------
Total                                     $13,111 $3,352  $  56   $  151  $1,546
                                          --------------------------------------
                                          --------------------------------------

The National Association of Insurance Commissioners (NAIC) is in the process of codifying statutory accounting practices (Codification). Codification will likely change, to some extent, prescribed statutory accounting practices and may result in changes to the accounting practices that the Company's insurance subsidiaries use to prepare their statutory-basis financial statements. Codification, which is expected to be approved by the NAIC in 1998, will require adoption by the various state insurance departments before it becomes the prescribed statutory basis of accounting for insurance companies domesticated within those states. Accordingly, before Codification becomes effective the state of domicile must adopt Codification as the prescribed basis of accounting on which domestic insurers must report their statutory-basis results. At this time it is unclear whether the state of Iowa will adopt Codification.

9. MANAGEMENT AND OTHER AGREEMENTS

The Company shares certain office facilities and services with the Iowa Farm Bureau Federation and its affiliated companies. These expenses are allocated by the Company on the basis of cost and time studies that are updated annually and consist primarily of salaries and related expenses, travel, and occupancy costs.

In addition, prior to January 1, 1996, the Company participated in a management agreement with Farm Bureau Management Corporation, a wholly-owned subsidiary of the Iowa Farm Bureau Federation. Under this agreement, Farm Bureau Management Corporation provided general business, administration and management services to the Company. During 1996, the Company's parent assumed responsibility for providing a majority of these services for itself as well as Farm Bureau Management Corporation and other affiliates. During the years ended December 31, 1997, 1996 and 1995, the Company incurred expenses under these contracts of $0.8 million, $2.4 million and $3.7 million, respectively.

The Company has equipment and auto lease agreements with FBL Leasing Services, Inc., a wholly-owned subsidiary of FBL Financial Services, Inc. The Company incurred expenses totaling $1.7 million during 1997 and $0.7 million during the seven month period ended December 31, 1996 (period in 1996 subsequent to the dividend of FBL Financial Services, Inc. to FBL Financial Group, Inc.) under these agreements.

FBL Investment Advisory Services, Inc., a wholly-owned subsidiary of FBL Financial Services, Inc., provides investment advisory services to the Company. The related fees are based on the level of assets under management plus certain out-of-pocket expenses. The Company incurred expenses totaling $4.1 million during 1997 and $1.6 million during the seven month period ended December 31, 1996 relating to these services.

Effective January 1, 1996, the Company entered into marketing agreements with the property-casualty companies operating within its marketing territory, including Farm Bureau Mutual Insurance Company and other affiliates. Under the marketing agreements, the property-casualty companies assumed responsibility for development and management of the Company's agency force for a fee equal to a percentage of commissions on first year life insurance premiums and annuity deposits. During the years ended December 31, 1997 and 1996, the Company paid $3.3 million and $2.8 million, respectively, to the property-casualty companies under these arrangements.

The Company is licensed by the Iowa Farm Bureau Federation to use the "Farm Bureau" and "FB" designations in Iowa. In connection with this license, royalties of $0.5 million, $0.4 million and $0.3 million were paid to the Iowa Farm Bureau Federation for the years ended December 31, 1997, 1996 and 1995, respectively. The Company has

                       FARM BUREAU LIFE INSURANCE COMPANY

9.  MANAGEMENT AND OTHER AGREEMENTS (CONTINUED)

similar arrangements with Farm Bureau organizations in other states in its market territory. Total royalties paid to Farm Bureau organizations other than the Iowa Farm Bureau Federation were $0.4 million in 1997 and $0.3 million in 1996 and 1995.

10. COMMITMENTS AND CONTINGENCIES

IMPACT OF YEAR 2000 (UNAUDITED)

Many of the Company's computer programs were originally written using two digits rather than four to define a particular year. As a result, these computer programs have time-sensitive software that may recognize a date using "00" as the year 1900 rather than the year 2000. This could cause a system failure or miscalculations causing disruptions to operations, including, but not limited to, a temporary inability to process transactions, send premium notices and calculate policy reserves and accruals.

During 1997, the Company completed a comprehensive assessment of the Year 2000 issue and developed a plan to address the issue in a timely manner. The Company is currently in the process of modifying or replacing portions of its software to help ensure that its computer systems will function properly when using date-sensitive information. The testing of these modifications is also currently being performed. Furthermore, the Company has initiated formal communications with all of its significant vendors to determine the extent to which the Company's interface systems are vulnerable to those third parties' failure to remediate their own Year 2000 issues.

The Company has and will utilize both internal and external resources to reprogram, or replace, and test the software for Year 2000 modifications. The Company anticipates completing the Year 2000 project no later than December 31, 1998, and prior to any anticipated impact on its operating systems. The total incremental cost of the Year 2000 project (those costs which the Company would not have incurred had the Year 2000 issue not existed) is estimated to be $1.4 million and is being funded through operating cash flows. Year 2000 modification costs incurred and charged to expense during the three month period ended March 31, 1998 and the year ended December 31, 1997 totaled $0.4 million and $0.6 million, respectively. It is anticipated the project costs to be charged to expense during the remainder of 1998 will total approximately $0.4 million.

The costs of the project and the date on which the Company believes it will complete the Year 2000 modifications are based on management's best estimates, which were derived utilizing numerous assumptions of future events, including the continued availability of certain resources, third party modification plans and other factors. However, there can be no guarantees that these estimates will be achieved and actual results could differ materially from those anticipated. Specific factors that might cause such material differences include, but are not limited to, the availability and cost of personnel trained in this area, the ability to locate and correct all relevant computer codes and similar uncertainties.

OTHER

In the normal course of business, the Company may be involved in litigation where amounts are alleged that are substantially in excess of contractual policy benefits or certain other agreements. At March 31, 1998 and December 31, 1997, management is not aware of any claims for which a material loss is reasonably possible.

The Company has extended a line of credit in the amount of $15.0 million to FBL Leasing Services, Inc., a wholly-owned subsidiary of FBL Financial Group, Inc. Interest on this agreement is equal to the prime rate of a national bank and payable monthly. At December 31, 1997, there was $4.8 million outstanding on the line of credit. No amounts were outstanding at March 31, 1998 or December 31, 1996.

The Company has extended a line of credit in the amount of $0.5 million to Western Computer Services, Inc., an affiliate. Interest on this agreement is equal to the prime rate of a national bank and payable monthly. At March 31, 1998 and December 31, 1997, there was $0.1 million outstanding on the line of credit. No amounts were outstanding at December 31, 1996.

The Company has guaranteed the payment of principal and interest on notes totaling $24.5 million payable by FBL Leasing Services, Inc. to a bank. The notes are due August 1999 and are collateralized by lease agreements primarily with affiliates. The Company believes no losses will be recognized in connection with this guarantee due to the credit worthiness of the lessees and the value of the underlying collateral.

                       FARM BUREAU LIFE INSURANCE COMPANY

10. COMMITMENTS AND CONTINGENCIES (CONTINUED)

During the first quarter of 1998, the Company entered into a 15-year operating lease with the Iowa Farm Bureau Federation for the lease of its home office properties. Future minimum lease payments under this lease are as follows: 1998 -$0.7 million; 1999 - $1.0 million; 2000 - $1.2 million; 2001 - $1.2 million;
2002 - $1.2 million; and thereafter, through 2013 - $14.8 million.

In connection with an investment in a limited real estate partnership in 1996, the Company has agreed to pay any cash flow deficiencies of a medium-sized shopping center owned by the partnership through January 1, 2001. At March 31, 1998, the Company assessed the probability and amount of future cash flows from the property and determined that no accrual was necessary. The limited partnership had a $5.4 million mortgage loan, secured by the shopping center, with Farm Bureau Mutual Insurance Company.

                                     PART C

                               OTHER INFORMATION

                                     PART C

                               OTHER INFORMATION

ITEM 24.  FINANCIAL STATEMENTS AND EXHIBITS

    (a) Financial Statements

All required financial statements are included in Part B.

    (b) Exhibits


       (1)   Certified resolution of the board of directors of Farm
             Bureau Life Insurance Company (the "Company") establishing Farm Bureau Life Annuity Account II (the
             "Account"). (1)
       (2)   Not Applicable.
       (3) *Form of Underwriting agreement among the Company, the Account and EquiTrust Marketing Services, Inc.
              ("EquiTrust Marketing").
       (4)   Contract Form (1)
       (5)   *Form of Contract Application.
       (6)   (a) Articles of Incorporation of the Company. (1)
             (b) By-Laws of the Company. (1)
       (7)   Not Applicable.
       (8)   *(a)Participation agreement relating to EquiTrust
                 Variable Insurance Series Fund.
             *(b)Participation agreement relating to Dreyfus
                 Variable Investment Fund.
             *(c)Participation agreement relating to T. Rowe Price
             Equity Series, Inc. and T. Rowe Price International
                 Series, Inc.
       (9)   * Opinion and Consent of Stephen M. Morain, Esquire.
      (10)   *(a) Consent of Sutherland, Asbill & Brennan, LLP.
             *(b) Consent of Ernst & Young LLP.
             *(c) Opinion and Consent of Christopher G. Daniels,
             FSA, MSAA, Life Product Development and Pricing Vice
                  President.
      (11)   Not Applicable.
      (12)   Not Applicable.
      (13)   Not Applicable.
      (14)   Powers of Attorney. (1)


------------------------
*   Attached as an exhibit.


(1) Incorporated herein by reference to the initial filing of this Registration Statement (File No. 333-46595) on February 19, 1998.


ITEM 25.  DIRECTORS AND OFFICERS OF THE COMPANY

Incorporated herein by reference to the prospectus in the Form S-6 registration statement (File No. 333-45815) for certain variable life insurance contracts issued by the Company filed with the Commission on February 6, 1998.

ITEM 26. PERSONS CONTROLLED BY OR UNDER COMMON CONTROL WITH THE DEPOSITOR OR REGISTRANT

The registrant is a segregated asset account of the Company and is therefore owned and controlled by the Company. All of the Company's outstanding voting common stock is owned by FBL Financial Group, Inc. This Company and its affiliates are described more fully in the prospectus included in this registration statement. Various companies and other entities controlled by FBL Financial Group, Inc., may therefore be considered to be under common control with the registrant or the Company. Such other companies and entities, together with the identity of the owners of their common stock (where applicable), are set forth on the following diagram.

                    SEE ORGANIZATION CHART ON FOLLOWING PAGE

                           FBL FINANCIAL GROUP, INC.

                                OWNERSHIP CHART
                                    01-01-98

         [CHART]

ITEM 27.  NUMBER OF CONTRACT OWNERS

As of the date of the prospectus included in this registration statement, no Contracts have been sold.

ITEM 28.  INDEMNIFICATION

Article XII of the Company's By-Laws provides for the indemnification by the Company of any person who is a party or who is threatened to be made a party to any threatened, pending, or completed action, suit or proceeding, whether civil, criminal, administrative, or investigative (other than an action by or in the right of the Company) by reason of the fact that he is or was a director or officer of the Company, or is or was serving at the request of the Company as a director, officer, employee, or agent of another corporation, partnership, joint venture, trust or enterprise, against expenses (including attorneys' fees), judgments, fines, and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding, if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the Company, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. Article XII also provides for the indemnification by the Company of any person who was or is a party or is threatened to be made a party to any threatened, pending, or completed action or suit by or in the right of the Company to procure a judgment in its favor by reason of the fact that he is or was a director or officer of the Company, or is or was serving at the request of the Company as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or another enterprise against expenses (including attorneys' fees) actually and reasonably incurred by him in connection with the defense or settlement of such action or suit if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the Company, except that no indemnification will be made in respect of any claim, issue, or matter as to which such person shall have been adjudged to be liable for negligence or misconduct in the performance of his duty to the Company unless and only to the extent that the court in which such action or suit was brought determines upon application that, despite the adjudication of liability but in view of all circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which such court shall deem proper.

Insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

ITEM 29.  PRINCIPAL UNDERWRITER


    (a) EquiTrust Marketing Services, Inc. is the registrant's principal underwriter and also serves as the principal underwriter of certain variable annuity contracts and variable life insurance policies issued by other separate accounts of the Company or its life insurance company affiliates supporting other variable products, or to variable annuity and variable life insurance separate accounts of insurance companies not affiliated with the Company.


    (b) Officers and Directors of EquiTrust Marketing Services, Inc.

NAME AND PRINCIPAL BUSINESS ADDRESS*                                     POSITIONS AND OFFICES WITH THE COMPANY
------------------------------------------------------  ------------------------------------------------------------------------
Stephen M. Morain                                       General Counsel and Assistant Secretary, Iowa Farm Bureau Federation;
Senior Vice President, General Counsel and Director      General Counsel, Secretary and Director, Farm Bureau Management
                                                         Corporation; Senior Vice President, General Counsel and Director, FBL
                                                         Financial Group, Inc.; Senior Vice President and General Counsel, Farm
                                                         Bureau Life Insurance Company and other affiliates of the foregoing.
                                                         Holds various positions with affiliates of the foregoing. Director,
                                                         Computer Aided Design Software, Inc., and Iowa Business Development
                                                         Finance Corporation Chairman, Edge Technologies, Inc.
William J. Oddy                                         Chief Operating Officer, FBL Financial Group, Inc., Farm Bureau Life
Chief Operating Officer and Director                     Insurance Company, Western Farm Bureau Life Insurance Company and other affiliates of the foregoing. Holds various positions with affiliates of the foregoing.

NAME AND PRINCIPAL BUSINESS ADDRESS*                                     POSITIONS AND OFFICES WITH THE COMPANY
------------------------------------------------------  ------------------------------------------------------------------------
Dennis M. Marker                                        Investment Vice President, Administration, FBL Financial Group, Inc.
Investment Vice President, Administration, Secretary     Holds various positions with affiliates of the foregoing.
and Director
Thomas R. Gibson                                        Chief Executive Officer and Director, FBL Financial Group, Inc.; Chief
Chief Executive Officer and Director                     Executive Officer, Farm Bureau Life Insurance Company, Western Farm
                                                         Bureau Life Insurance Company and other affiliates of the foregoing.
                                                         Holds various positions with affiliates of the foregoing.
Timothy J. Hoffman                                      Chief Property/Casualty Officer, FBL Financial Group, Inc.; Vice
Vice President and Director                              President, Farm Bureau Life Insurance Company, Western Farm Bureau Life
                                                         Insurance Company and other affiliates of the foregoing. Holds various positions with affiliates of the foregoing.
James W. Noyce                                          Chief Financial Officer, Farm Bureau Life Insurance Company, FBL
Chief Financial Officer, Treasurer and Director          Financial Group, Inc., Western Farm Bureau Life Insurance Company and
                                                         other affiliates of the foregoing. Holds various positions with affiliates of the foregoing.
Thomas E. Burlingame                                    Vice President - Associate General Counsel, FBL Financial Group, Inc.
Director                                                 Holds various positions with affiliates of the foregoing.
F. Walter Tomenga                                       Vice President - Corporate Affairs and Marketing Services, FBL Financial
Director                                                 Group, Inc. Holds various positions with affiliates of the foregoing.
Lynn E. Wilson                                          Vice President - Life Sales, FBL Financial Group, Inc. Holds various
President and Director                                   positions with affiliates of the foregoing.
Lou Ann Sandburg                                        Vice President - Investments and Assistant Treasurer, FBL Financial
Vice President, Investments and Director                 Group, Inc., Farm Bureau Life Insurance Company, Western Farm Bureau
                                                         Life Insurance Company and other affiliates of the foregoing. Holds various positions with affiliates of the foregoing.
James P. Brannen                                        Tax and Investment Accounting Vice President, FBL Financial Group, Inc.
Tax and Investment Accounting Vice President             Holds various positions with affiliates of the foregoing.
Sue A. Cornick                                          Market Conduct and Mutual Funds Vice President and Assistant Secretary,
Market Conduct and Mutual Funds Vice President and       EquiTrust Investment Management Services, Inc., EquiTrust Money Market
Assistant Secretary                                      Fund, Inc., EquiTrust Series Fund, Inc. and EquiTrust Variable
                                                         Insurance Series Fund.
Kristi Rojohn                                           Assistant Mutual Funds Manager and Assistant Secretary, EquiTrust
Assistant Mutual Funds Manager and Assistant Secretary   Investment Management Services, Inc.; Assistant Secretary, EquiTrust
                                                         Money Market Fund, Inc., EquiTrust Series Fund, Inc. and EquiTrust
                                                         Variable Insurance SeriesFund.
Elaine A. Followwill                                    Compliance Assistant and Assistant Secretary, EquiTrust Investment
Compliance Assistant and Assistant Secretary             Management Services, Inc.; Assistant Secretary, EquiTrust Money Market
                                                         Fund, Inc., EquiTrust Series Fund, Inc. and EquiTrust Variable
                                                         Insurance Series Fund
Roger F. Grefe                                          Investment Management Vice President, FBL Financial Group, Inc. and
Investment Management Vice President                     EquiTrust Investment Management Services, Inc.
Robert Rummelhart                                       Fixed Income Vice President, FBL Financial Group, Inc. and EquiTrust
Fixed Income Vice President                              Investment Management Services, Inc.

NAME AND PRINCIPAL BUSINESS ADDRESS*                                     POSITIONS AND OFFICES WITH THE COMPANY
------------------------------------------------------  ------------------------------------------------------------------------
Charles T. Happel                                       Portfolio Manager, EquiTrust Investment Management Services, Inc.
Portfolio Manager
Laura Kellen Beebe                                      Portfolio Manager, EquiTrust Investment Management Services, Inc.
Portfolio Manager


------------------------
* The principal business address of all of the persons listed above is 5400 University Avenue, West Des Moines, Iowa 50266.

ITEM 30.  LOCATION BOOKS AND RECORDS

All of the accounts, books, records or other documents required to be kept by
Section 31(a) of the Investment Company Act of 1940 and rules thereunder, are maintained by the Company at 5400 University Avenue, West Des Moines, Iowa 50266.

ITEM 31.  MANAGEMENT SERVICES

All management contracts are discussed in Part A or Part B of this registration statement.

ITEM 32.  UNDERTAKINGS AND REPRESENTATIONS

    (a) The registrant undertakes that it will file a post-effective amendment to this registration statement as frequently as is necessary to ensure that the audited financial statements in the registration statement are never more than 16 months old for as long as purchase payments under the contracts offered herein are being accepted.

    (b) The registrant undertakes that it will include either (1) as part of any application to purchase a contract offered by the prospectus, a space that an applicant can check to request a statement of additional information, or (2) a post card or similar written communication affixed to or included in the prospectus that the applicant can remove and send to the Company for a statement of additional information.

    (c) The registrant undertakes to deliver any statement of additional information and any financial statements required to be made available under this Form N-4 promptly upon written or oral request to the Company at the address or phone number listed in the prospectus.

    (d) The Company represents that in connection with its offering of the contracts as funding vehicles for retirement plans meeting the requirements of
Section 403(b) of the Internal Revenue Code of 1986, it is relying on a no-action letter dated November 28, 1988, to the American Council of Life Insurance (Ref. No. IP-6-88) regarding Sections 22(e), 27(c)(1), and 27(d) of the Investment Company Act of 1940, and that paragraphs numbered (1) through (4) of that letter will be complied with.

    (e) The Company represents that the aggregate charges under the Contracts are reasonable in relation to the services rendered, the expenses expected to be incurred and the risks assumed by the Company.

                                   SIGNATURES


As required by the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant, Farm Bureau Life Annuity Account II has duly caused this Registration Statement to be signed on its behalf by the undersigned thereunto duly authorized in the City of West Des Moines, State of Iowa, on the 20th day of May, 1998.


                                     Farm Bureau Life Insurance Company
                                     Farm Bureau Life Annuity Account II

                                     By:        /s/ EDWARD M. WIEDERSTEIN
                                          -------------------------------------
                                                  Edward M. Wiederstein
                                                        PRESIDENT
                                           Farm Bureau Life Insurance Company

                                     Attest:         /s/ RICHARD D. HARRIS
                                          -------------------------------------
                                                    Richard D. Harris
                                                SENIOR VICE PRESIDENT AND
                                                   SECRETARY-TREASURER
                                           Farm Bureau Life Insurance Company

As required by the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities indicated on the dates set forth below.


             SIGNATURE                         TITLE                  DATE
-----------------------------------  -------------------------  ----------------

     /s/ EDWARD M. WIEDERSTEIN       President and Director
-----------------------------------   [Principal Executive        May 20, 1998
       Edward M. Wiederstein          Officer]

                                     Senior Vice President and
       /s/ RICHARD D. HARRIS          Secretary-Treasurer
-----------------------------------   [Principal Financial        May 20, 1998
         Richard D. Harris            Officer]

        /s/ JAMES W. NOYCE           Chief Financial Officer
-----------------------------------   [Principal Accounting       May 20, 1998
          James W. Noyce              Officer]

-----------------------------------  Vice President and           May 20, 1998
          Craig A. Lang*              Director

-----------------------------------  Director                     May 20, 1998
         Kenneth R. Ashby*

-----------------------------------  Director                     May 20, 1998
        Al Christopherson*

-----------------------------------  Director                     May 20, 1998
        Ernest A. Glienke*

-----------------------------------  Director                     May 20, 1998
        Philip A. Hemesath*

-----------------------------------  Director                     May 20, 1998
          Craig D. Hill*

             SIGNATURE                         TITLE                  DATE
-----------------------------------  -------------------------  ----------------

-----------------------------------  Director                     May 20, 1998
        Daniel L. Johnson*

-----------------------------------  Director                     May 20, 1998
       Richard G. Kjerstad*

-----------------------------------  Director                     May 20, 1998
        Lindsey D. Larson*

-----------------------------------  Director                     May 20, 1998
        David R. Machacek*

-----------------------------------  Director                     May 20, 1998
        Donald O. Narigon*

-----------------------------------  Director                     May 20, 1998
         Bryce P. Neidig*

-----------------------------------  Director                     May 20, 1998
        Charles E. Norris*

-----------------------------------  Director                     May 20, 1998
          Keith R. Olsen*

-----------------------------------  Director                     May 20, 1998
       Bennett M. Osmonson*

-----------------------------------  Director                     May 20, 1998
        Howard D. Poulson*

-----------------------------------  Director                     May 20, 1998
        Sally A. Puttmann*

-----------------------------------  Director                     May 20, 1998
       Beverly L. Schnepel*

-----------------------------------  Director
         F. Gary Steiner*

                                   SIGNATURES


Pursuant to the requirements of the Securities Act of 1933, Farm Bureau Life Annuity Account II, has duly caused this Registration Statement to be signed on its behalf by the undersigned thereunto duly authorized in the City of West Des Moines, State of Iowa, on the 20th day of May, 1998.


                                     Farm Bureau Life Annuity Account II
                                     (Registrant)

                                     By:  Farm Bureau Life Insurance Company
                                          (Depositor)

                                     By:        /s/ EDWARD M. WIEDERSTEIN
                                          -------------------------------------
                                                  Edward M. Wiederstein
                                                        PRESIDENT
                                           Farm Bureau Life Insurance Company


            /s/ STEPHEN M. MORAIN         Attorney-In-Fact, Pursuant to
 *   -----------------------------------,  Power of Attorney.
              Stephen M. Morain

                                 EXHIBIT INDEX


   3   Form of Underwriting agreement among the Company, the
        Account and EquiTrust Marketing Services, Inc.

   5   Form of Contract Application.

 8(a ) Participation agreement relating to EquiTrust Variable
        Insurance Series Fund.

 8(b ) Participation agreement relating to Dreyfus Variable
        Investment Fund.

 8(c ) Participation agreement relating to T. Rowe Price
        Equity Series, Inc. and T. Rowe Price International
       Series, Inc.

   9   Opinion and Consent of Stephen M. Morain, Esquire.

10(a ) Consent of Sutherland, Asbill & Brennan LLP.

10(b ) Consent of Ernst & Young LLP.

10(c ) Opinion and Consent of Christopher G. Daniels, FSA,
        MSAA, Life Product Development and Pricing Vice
        President.